UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2015

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL BUSINESS REPORT

(From January 1, 2014 to December 31, 2014)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

COMPANY OVERVIEW

1.	Company Overview

Starting in the first quarter of 2011, the Company prepares and reports its financial statements under K-IFRS. The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s annual business report for the year ended December 31, 2014 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2014 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	324,270	Material
M&Service Co., Ltd.	Feb. 10, 2000	Online information services	79,476	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	176,168	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	11,137
Commerce Planet Co., Ltd.	Jul. 1, 1997	Online shopping mall operation services	26,078
SK Broadband Co., Ltd.	Sep. 26, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,180,461	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	21,094
Hwaitec Focus Investment Partnership 2	Dec. 12, 2008	Investment partnership	19,301
Open Innovation Fund	Dec. 22, 2008	Investment partnership	21,765
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	544,292
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	66,336
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	57,032
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	71,348
BNCP Co., Ltd.	Dec. 7, 2009	Internet services	6,785
Iconcube, Inc.	Sep. 14, 2011	Online information services	1,382
Iconcube Holdings, Inc.	Sep. 5, 2014	Consulting services	1,934
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	61,945
Iriver CS Co., Ltd.	May 1, 2010	Wholesale and retail	2,632
SK Planet Co., Ltd.	Oct. 1,2011	Telecommunication and platform services	2,552,850	Material
SK Planet Japan, K.K.	Mar. 14, 2012	Digital contents sourcing services	5,222
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	4,215
SK Planet America LLC	Jan. 27, 2012	Digital contents sourcing services	297,981
SKP Global Holdings PTE, LTD.	Aug. 10, 2012	Holding company for overseas commerce	29,529
SK Global Healthcare Business Group, Ltd.	Sep. 14, 2012	Investment	25,784
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	33,194

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2014 (millions of Won)	Material Subsidiary*
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	14,290
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	38,020
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics manufacturing	15,566
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	4,519
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	394
Iriver Enterprise Ltd.	Jul. 29, 2013	Wholesale and retail	4,931
Iriver Inc.	Feb. 15, 2007	Wholesale and retail	3,008
Iriver America Inc.**	May 1, 2005	Wholesale and retail	—
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,242
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	42,159
YTK Investment Ltd.	Jul. 1, 2010	Investment	27,944
Atlas Investment	Jun. 24, 2011	Investment	66,825
Neos Networks Co., Ltd.	Jun. 12, 2008	Security system services	31,729
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	230,925	Material
Shopkick, Inc.	Jun.1, 2009	Mileage based e-commerce application development	28,216

*	Material Subsidiary means a subsidiary with total assets of ￦75 billion or more as of the end of the latest fiscal year.
**	Iriver America Inc. is currently in liquidation proceedings.

Changes in subsidiaries are set forth below.

Change	Name	Remarks

Additions	Iconcube Holdings, Inc.	Spun off from BNCP Co., Ltd. in 2014
Iconcube, Inc.
	Neos Networks Co., Ltd.	SK Telecom acquired shares of these subsidiaries in 2014.
Iriver Ltd.
Iriver CS Co., Ltd.
Iriver Enterprise Ltd.
Iriver America Inc.
Iriver Inc.
Iriver China Co., Ltd.
DongGuan Iriver Electronics Co., Ltd.
	Shopkick Management Company, Inc.	Established by SK Planet America LLC in 2014
	Shopkick, Inc.	Shopkick Management Company, Inc. acquired shares of this subsidiary in 2014

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A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached one million subscribers by January 2012 and over 10 million subscribers by April 2013, the Company has solidified its leadership position in LTE services as it has done with its 3G services. In June 2013, the Company became the first telecommunications service provider in the world to provide commercial LTE-Advanced (“LTE-A”) services using carrier aggregation technology, and in June 2014, the Company reaffirmed the Company’s technological leadership by becoming the first to provide commercial 225 Mbps wideband LTE-A services, which is three times faster than LTE. In December 2014, the Company launched tri-band LTE-A, which is four times faster than LTE. The Company also launched unlimited LTE data plans and other innovative data plans such as “Rush hour / Subway Free” plans that are unlimited data plans based on time, place and occasion (or, TPO), reflecting the data pattern usage of customers and their lifestyles. The Company also launched new customer-focused products in 2014 such as the “T-Phone,” “T-outdoor” and “T Kids Phone - Joon.” The Company plans to increase its profitability by strengthening its retention strategy in the era of data-intensive services by leveraging its competitive advantages.

In the business-to-business (“B2B”) area, the Company is strengthening its solutions business through the implementation of five main solution products: Smart Store, Smart Work, Smart Cloud, Green & Safety and M–Ad & Payment. Since the commercial launch of its mobile IPTV services, “B tv Mobile,” in October 2012, the Company has gained over one million paying subscribers as of March 2014. The Company is the first telecommunications services provider in the world to provide full high definition streaming services using its LTE-A network. In 2014, the number of its mobile IPTV service subscribers increased by 1.56 million to reach 2.37 million subscribers by the end of the year. In the area of healthcare, the Company achieved the following milestones during 2014: point-of-care diagnostic devices manufactured by a company of which the Company is the largest shareholder received approval from the U.S. Food and Drug Administration, the Company entered the Chinese healthcare market and the Company was the first Korean company to export medical information systems. As with the healthcare business, the Company plans to continue to find and develop new growth engines in the mid- to long-term. The Company also plans to seek out new growth engines in existing businesses, including the intelligence business, by utilizing its technologies relating to big data.

In addition, in order to strengthen our sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. Through Service Ace Co., Ltd., another subsidiary, the Company operates customer service centers in Seoul and provides telemarketing services. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

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(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan, and currently provides such service nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

(3)	Other businesses

With respect to the Company’s e-commerce business, 11th Street, a platform service that connects various sellers and purchasers online, continues to gain market share. In the commerce platform business area, the Company, utilizing the existing network of partner businesses of OK Cashbag, Korea’s largest loyalty mileage program with 38 million members, consumer information from big data, information technology, and other sources of competitive edges that can lead the industry, launched Syrup to provide smart shopping services to consumers and Syrup Store to provide integrated marketing solutions to partner businesses in June 2014. Syrup, a mobile wallet service upgraded and rebranded from its predecessor service, Smart Wallet, reached 13.3 million users as of December 31, 2014 and leads the online-to-offline commerce. In the location-based services business area, users of the Company’s T-Map Navigation service reached 19.5 million as of December 31, 2014. T-Map Navigation provides real time traffic information and various local information. Utilizing location-based service technology in other services, including leisure, logistics and travel services, the Company provides increased convenience and added value to customers. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store, which had 23.4 million subscribers as of December 31, 2014 and which the Company plans to expand. In the media business area, the Company provides “Hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile devices and other digital devices. In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services to substantively help businesses increase their value in a rapidly evolving business environment. SK Planet Co., Ltd. (“SK Planet”) will continue to provide value to customers by constantly developing and improving its services.

SK Communications Co., Ltd. (“SK Communications”) provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of online media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include contents sales and providing certain types of services. Revenues from contents and other services are generated through revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, movies and other contents services. In addition, SK Planet receives revenue from its services agreement with the Company in connection with operation of WAP wireless NATE services and application development.

See “II-1. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 21, 2012	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
August 10, 2012	Corporate bond	AAA	Korea Ratings	Current rating
August 14, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
August 14, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2014	Corporate bond	AAA	Korea Ratings	Current rating
October 15, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 15, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 9, 2015	Corporate bond	AAA	Korea Ratings	Current rating
February 9, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 9, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 21, 2012	CP	A1	Korea Ratings	Current rating
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 14, 2012	CP	A1	Korea Investors Service, Inc.	Regular rating
December 18, 2012	CP	A1	Korea Ratings	Regular rating
December 18, 2012	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 29, 2013	CP	A1	Korea Ratings	Regular rating
December 18, 2013	CP	A1	Korea Investors Service, Inc.	Regular rating
December 20, 2013	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

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Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 22, 2014	CP	A1	Korea Ratings	Current rating
April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating
April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating
October 15, 2014	CP	A1	Korea Ratings	Regular rating
October 15, 2014	CP	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2014	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

*	On August 9, 2013, Moody’s Investors Service raised the outlook on the Company’s rating from A3 (Negative) to A3 (Stable).

2.	Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

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B.	Significant Changes in Management

At the 28th General Meeting of Shareholders held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee of the Company’s board of directors. At the 29th General Meeting of Shareholders held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became our subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

Set forth below is a summary of the Company’s financial position before and after the spin-off.

		(in millions of Won)
Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537
Total Liabilities	7,673,828	7,358,365	315,463
Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

The schedule of the spin-off is set forth below.

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011
Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

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•	Changes in shareholding, including majority shareholder

Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

In accordance with Article 530-9 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of ￦3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company had a 21.05% equity interest in SK Hynix after the purchase.

(3)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

(4)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional ￦100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The estimated date of investment is April 2, 2014 and the cumulative investment amount will total ￦330 billion.

(5)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(6)	Acquisition of shares of Neos Networks Co., Ltd.

In order to acquire a new growth engine, the Company acquired a controlling stake in Neos Networks Co., Ltd., a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of Neos Networks Co., Ltd. on April 2, 2014.

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(7)	Acquisition of shares of Iriver Ltd.

In order to foster application development and smartphone accessories as part of the Company’s growth engines, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited on August 13, 2014. As of December 31, 2014, the Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company concluded that it has effective control as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(8)	Acquisition of shares of Shopkick, Inc.

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, Inc. (“Shopkick”), a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States.

[SK Broadband]

(1)	Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 3, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013 and was recorded as of March 25, 2013. Please refer to the “Merger Completion Report” filed with the Financial Services Commission on March 25, 2013. In connection with this merger, SK Broadband did not issue any new shares.

[SK Planet]

(1)	Merger

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with this merger, the merger ratio between SK Planet and SK Marketing & Company was 1.2927317:1 and SK Planet issued 12,927,317 of its common stock.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the information and communication technology (“ICT”) capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

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[SK Telink]

(1)	Merger

On July 22, 2010, the board of directors of SK Telink Co., Ltd. (“SK Telink”) approved the merger of TU Media Corp. into SK Telink effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications]

(1)	Disposition and acquisition of businesses

1.	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 8, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for ￦2,824 million.

(2)	Disposition of shares

1.	Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of ￦124.5 billion for the assets acquired from SK Networks and a purchase price of ￦10 billion for the assets acquired from LCNC.

[M&Service]

Upon the merger between SK Marketing & Company, which held 100% equity stake in M&Service, and SK Planet on February 1, 2013, SK Planet holds 100% equity stake in M&Service.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of ￦50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), ￦150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), ￦50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and ￦50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of ￦160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), ￦150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and ￦190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

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On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of ￦100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, ￦150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and ￦50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

(2)	Issuance of hybrid securities

On June 7, 2013, the Company issued ￦400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which interest rate is adjusted five years after the date of issuance. The Company classified the hybrid securities as equity as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

(3)	Conversion of convertible notes

On April 7, 2009, the Company issued convertible notes with a maturity of five years in the principal amount of US$332,528,000 with an annual interest rate of 1.75%. In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized ￦135,108 million in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders. A 20-day volume weighted average pricing formula was used for the delivery of cash made in place of treasury shares. Due to such calculation, the Company still had US$91,108,507 outstanding in payables as of December 31, 2013. The amount was delivered in full as of January 6, 2014 and currently has no amount outstanding.

[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, SK Broadband did not believe such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

3.	Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2014)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares		Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	9,809,375	—	9,809,375	—
VI. Number of shares outstanding (IV-V)	70,936,336	—	70,936,336	—

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B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of December 31, 2014)	(Unit: in shares)

Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Direct over- the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares Preferred shares	(1,163,363 —)	— —	— —	— —	(1,163,363 —)
Total			Common shares Preferred shares	9,809,375 —	— —	— —	— —	9,809,375 —

*	Due to the Company’s exercise of its early redemption right with respect to its convertible notes on November 13, 2013, the conversion right exercise period had expired by December 31, 2013 and there are no more treasury shares deposited with the Korea Securities Depository.

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4.	Status of Voting Rights

(As of December 31, 2014)	(Unit: in shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	9,809,375	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	70,936,336	—
	Preferred share	—	—

5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

•	Distribution of cash dividends per share of ￦8,400 (exclusive of an interim dividend of ￦1,000) was approved.

(2)	Distribution of interim dividends of ￦1,000 was approved during the 344th Board of Directors’ Meeting on July 25, 2012.

(3)	Distribution of cash dividends was approved during the 29th General Meeting of Shareholders held on March 22, 2013.

•	Distribution of cash dividends per share of ￦8,400 (exclusive of an interim dividend of ￦1,000) was approved.

(4)	Distribution of interim dividends of ￦1,000 was approved during the 357th Board of Directors’ Meeting on July 25, 2013.

(5)	Distribution of cash dividends was approved during the 30th General Meeting of Shareholders held on March 21, 2014.

•	Distribution of cash dividends per share of ￦8,400 (exclusive of an interim dividend of ￦1,000) was approved.

(6)	Distribution of interim dividends of ￦1,000 was approved during the 366th Board of Directors’ Meeting on July 24, 2014.

(7)	Distribution of cash dividends was approved during the 31st General Meeting of Shareholders held on March 20, 2015.

•	Distribution of cash dividends per share of ￦8,400 (exclusive of an interim dividend of ￦1,000) was approved.

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B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)

Classification		As of and for the year ended December 31, 2014	As of and for the year ended December 31, 2013	As of and for the year ended December 31, 2012
Par value per share (￦)		500	500	500
Net income		1,028,541	910,157	1,242,767
Net income per share (￦)		14,262	12,837	17,832
Total cash dividend		666,802	666,374	655,133
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		64.8	73.2	52.7
Cash dividend yield ratio (%)	Common share	3.5	4.1	6.2
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (￦)	Common share	9,400	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	The above figures were prepared based on separate financial statements. Net income per share means basic net income per share. The cash dividend per share of ￦9,400 includes the interim cash dividend per share of ￦1,000.

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II.	BUSINESS

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

1.	Business Overview

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services

Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, T Store, T-Map Navigation and Hoppin in the application, commerce and new media areas, among others
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	SK Planet America LLC	Digital contents provider and sourcing services
	Shopkick Management Company, Inc.	Investment business

[Wireless Business]

A.	Industry Characteristics

As of December 31, 2014, the Korean mobile communication market can be considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly. In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized.

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B.	Growth Potential

(Unit: in 1,000 persons)

Classification		As of December 31,
		2014	2013	2012	2011	2010
Number of subscribers	SK Telecom Others (KT, LGU+) Total	28,613 28,595 57,208	27,352 27,328 54,680	26,961 26,663 53,624	26,553 25,954 52,507	25,705 25,062 50,767

*	Source: Ministry of Science, ICT and Future Planning (“MSIP”) website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. The importance of the business-to-business segment, which creates added value by selling and developing various solutions, is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of December 31,
	2014	2013	2012	2011	2010
Mobile communication services	50.0	50.0	50.3	50.6	50.6

*	Source: MSIP website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, for the year ended December 31, 2014, the Company recorded ￦17.2 trillion in revenue and ￦1.8 trillion in operating income on a consolidated basis and ￦13.1 trillion in revenue and ￦1.7 trillion in operating income on a separate basis.

The number of subscribers (including MVNO subscribers) as of December 31, 2014 was 28.61 million, an increase of approximately 1,260,000 from the previous year. In particular, the number of smartphone subscribers as of December 31, 2014 was 19.49 million, an increase of approximately 1,210,000 from the previous year, including 16.74 million LTE subscribers, solidifying the Company’s market leadership. Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. In December 2014, the Company launched tri-band LTE-A services. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services, full high definition mobile IPTV streaming services, and “T Baseball Multiview,” which allows users to watch multiple baseball games on one screen, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 17 years, 17 years and 15 years, respectively.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

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Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products which address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

As subscribers to various bundled wireless and fixed-line products are continuing to increase, the IPTV business is evolving to satisfy diverse customer needs for media services through differentiated service offerings including mobile IPTV, bundled wireless and IPTV products and ultra-high definition services for smart televisions. The market for our corporate business is also growing with cloud computing, mobile offices and other new information and communications technologies being commercialized. The increased usage of smartphones and tablet computers, the pilot programming of commercial ultra-high definition television broadcasting services and competition for wideband LTE services has greatly increased data traffic, thereby further emphasizing the importance of fixed-line network infrastructure that is capable of handling large capacities of data traffic with stability and efficiency.

B.	Growth Potential

(Unit: in 1,000 persons)

Classification		As of December 31,
		2014	2013	2012
Fixed-line Subscribers	High-speed Internet Fixed-line telephone IPTV (real-time)	19,199 16,939 10,850	18,738 17,620 8,522	18,253 18,261 6,310

*	Source: MSIP website, Korea Communications Commission website and the Korea Digital Media Industry Association website.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are generally not sensitive to cyclical economic changes due to the easing of competition resulting from the decrease in differentiation between service providers and the nature of the respective services. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of December 31,
	2014	2013	2012
High-speed Internet (include resales)	25.1	24.4	24.1
Fixed-line telephone (include Voice over Internet Protocol)	17.0	16.9	16.7
IPTV	26.1	23.8	22.0

*	Source: MSIP website and the Korea Communications Commission website.

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D.	Business Overview and Competitive Strengths

In 1999, the Company was the first in the world to commence commercial ADSL services and on the back of its premium technology and enhanced competitiveness achieved through bundled products, it is currently expanding subscriber base across all of its businesses, including broadband Internet, telephone and IPTV. In particular, SK Broadband has positioned itself to focus on corporate customer services and IPTV services as key strategic areas for mid- to long-term growth, exploiting opportunities in new ICT-based businesses that have led to revenue growth, and providing differentiated contents in its IPTV business by securing popular programming which includes exclusive children’s channels and live broadcasts of Major League Baseball games. In addition, the Company is reinforcing its leadership in the ultra-high definition broadcasting market by launching ultra-high definition services that require no set-top boxes in April 2014 and by commercializing ultra-high definition set-top boxes for the first time in Korea in September 2014. Furthermore, the Company was the first in the industry to adopt solutions to upgrade full high definition to ultra-high definition, and the Company also strengthened the line-up of ultra-high definition contents by securing access to diverse contents provided by Sony and NBC Universal. Moreover, the Company provides the greatest number of channels in full high definition in the IPTV market due to its recent upgrade of all 130 live high definition channels to full high definition.

In September 2013, the Company developed technology that compresses videos for its ultra-high definition IPTV services. During the first quarter of 2014, the Company commercialized new transmission technology that can more efficiently transmit signals on the hybrid fiber-coaxial network despite its limited frequency. Furthermore, the Company solidified its technological leadership for providing ultra-high definition broadcasting for wireless and fixed line in the IPTV industry by commercializing a unique ultra-high-definition service that can be provided directly to smart televisions without the installation of “smart” set-top boxes in April 2014 and started transmitting ultra-high definition contents to mobile IPTV in May 2014.

SK Telink provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers through the provision of quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity to utilize this database and provide differentiated services to customers.

19

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continues to increase, as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that online commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the online and mobile video market.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its commerce business such as 11th Street, Syrup, and OK Cashbag, its digital contents business such as T Store and Hoppin, and its location-based service business such as T-Map Navigation, thereby ultimately increasing its enterprise value.

(1)	Commerce

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also rapidly growing in the mobile commerce market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In Indonesia, an open market platform was successfully launched through a joint venture established in July 2013 with PT XM Axiata Tbk, a wireless telecommunications company in Indonesia. In October 2014, SK Planet and Celcom Axiata Berhad, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, to launch online commerce services tailored to the Malaysian market in the first half of 2015.

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Syrup is a consumer-oriented commerce service and its goal is to minimize its customers’ time and efforts while maximizing the economic benefits provided by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. With 38 million subscribers, OK Cashbag maintains a leading position in the industry and plans to continue strengthening its position by providing customized services befitting customers’ needs and market conditions.

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. With cumulative subscribers of 19.52 million as of December 31, 2014, T-Map Navigation is one of the leading location-based service platforms in Korea. The Company is broadening the range of its location-based services by also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

T Store, launched in September 2009, reached 23.44 million subscribers and cumulative downloads of 2.5 billion as of December 31, 2014, solidifying its leadership position in the application market and plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

The Company’s “Hoppin” service enables subscribers to enjoy wide-ranging video on demand contents. Through continual service improvements and stable service provision, Hoppin has become the leading mobile video on demand service.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 29.4% in the instant messenger market in Korea with 5 million net users during December 2014. The Company’s Internet search portal service, “Nate,” had a page-view market share of 5.1% as of December 31, 2014. (Source: Korean Click, based on fixed-line access)

•	Satellite DMB service

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. Broadcasting through satellite DMB commenced in May 2005 and satellite DMB services expanded nationwide thereafter. On August 23, 2012, the board of directors of SK Telink resolved to discontinue operation of its satellite DMB services due to the rapid decrease in satellite DMB subscribers and the continued burden of fixed costs.

21

2.	Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)

Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T and others	13,527,881 (79%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	2,449,920 (14%)
Other	SK Planet Co., Ltd , SK Communications Co., Ltd., Iriver Inc. M&Service Co., Ltd.,	Internet portal service and e-commerce	OK Cashbag, NATE, T Store, T-Map Navigation and others	1,185,997 (7%)
Total				17,163,798 (100%)

[Wireless Business]

In the past, based on the Company’s standard monthly subscription plan, the basic service fee was ￦13,000 per month and the usage fee was ￦20 per 10 seconds (daytime calls) and based on the Company’s standard monthly subscription plan, the basic service fee was ￦12,000 per month and the usage fee was ￦18 per 10 seconds. As of December 31, 2014, based on the Company’s standard monthly subscription plan, the basic service fee was ￦11,000 and the usage fee was ￦1.8 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of December 31, 2014, broadband Internet and TV services comprised 50.4% of SK Broadband’s revenue, telephony service 21.5%, corporate data services 26.6% and other telecommunications services 1.5%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long-term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, T Store, 11th Street, T Map, Hoppin, OK Cashbag and others
Display advertisement	Online advertisement services	Nate, Nate-On
Search advertisement	Online advertisement services	Nate, Nate-On
Contents and others	Pay content sales and other services	Nate, Nate-On

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3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2014	Network, systems and others	Capacity increase and quality improvement; systems improvement	21,000	21,447	—
Total					21,000	21,447	—

B.	Future Investment Plan

(Unit: in 100 millions of Won)

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2015	2016	2017
Network/Common	Network, systems and others	20,000	20,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A
Total		20,000	20,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

In 2014, the Company has increased the amount of capital investments by ￦25.2 billion compared to the same period in 2013 due to an increase in the number of subscribers and in order to expand its B2B coverage in advance of the revenue growth expected in the second half of 2014. The Company expects to continue to make investments to expand its customer base for future growth such that the total amount of capital investments in 2015 will be similar to that of 2014.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	For the year ended December 31, 2014	Backbone and subscriber network / others	Expand subscriber networks and facilities	6,014	1,137	To be determined
Telephone						67
Television						1,362
Corporate Data				Increase leased-line and integrated information system		2,490
Others				Expand networks and required space		958
Total					6,014	6,014

4.	Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012*
Wireless	Services	Mobile communication	Export	6,773	2,526	14,202
			Domestic	13,521,108	13,313,006	13,204,702
			Subtotal	13,527,881	13,315,532	13,218,904
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export Domestic Subtotal	63,608 2,386,312 2,449,920	28,002 2,296,387 2,324,389	29,883 2,163,978 2,193,861

Other	Services	Display and Search ad., Content	Export	20,798	14,049	4,698
			Domestic	1,165,199	948,084	723,946
			Subtotal	1,185,997	962,133	728,644
			Export	91,179	44,577	48,783
Total			Domestic	17,072,619	16,557,477	16,092,626
			Total	17,163,798	16,602,054	16,141,409

*	Revenue for the year ended December 31, 2012 has been retroactively revised to reflect the effect of discontinued operations resulting from the sale of Loen Entertainment.

23

(Unit: in millions of Won)

For the year ended December 31, 2014	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	15,248,039	3,119,845	1,884,784	20,252,668	(3,088,870)	17,163,798
Internal sales	1,720,158	669,925	698,787	3,088,870	(3,088,870)	—
External sales	13,527,881	2,449,920	1,185,997	17,163,798	—	17,163,798
Operating income (loss)	1,754,433	80,423	(9,751)	1,825,105	—	1,825,105
Profit (loss) for the period	—	—	—	—	—	2,253,828
Total assets	23,451,471	3,434,020	3,202,833	30,088,324	(2,149,091)	27,941,233
Total liabilities	9,626,724	2,172,454	924,683	12,723,861	(30,898)	12,692,963

5.	Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of December 31, 2014 are as follows.

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Barclays and nine other banks	Nov. 1, 2012 – May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$86,338,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

24

B.	Treatment of Derivative Instruments on the Balance Sheet

As of December 31, 2014, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows.

(Unit: in millions of Won and thousands of foreign currencies)

Hedged item	Fair value
	Cash flow hedge				Trading purposes	Total
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)
Non-current assets:
Convertible option(*2) (face amounts of ￦100 million)	—	—	—	—	8,713	8,713
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(40,360)	(12,886)	(17,545)	129,806	—	59,015
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	8,895	—	(6,588)	—	—	2,307
Total assets						70,035

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(8,725)	(2,786)	(29,993)	—	—	(41,504)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(22,903)	(7,312)	6,058	—	—	(24,157)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	2,588	826	(65,496)	—	—	(62,082)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(4,369)	(1,395)	4,668	—	—	(1,096)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$86,338,000)	(4,439)	(1,417)	3,806	—	—	(2,050)

Total liabilities						(130,889)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.
(*2)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd. amounting to ￦10 million was accounted for as derivative financial assets.

25

6.	Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Purchase	SK Planet Co., Ltd.	January 1, 2014	January 1, 2015	2014 SK Planet B2B Strategic Product #1 – T map	2,545
Purchase	SK C&C Co., Ltd.	April 1, 2014	December 31, 2014	2014 IT Academy IT Service Management Contract (SK C&C)	1,462
Purchase	SK Planet Co., Ltd.	January 1, 2014	January 1, 2015	2014 SK Planet B2B Strategic Product #2 – T freemium	1,001
Purchase	SK Planet Co., Ltd.	January 1, 2014	January 1, 2015	2014 SK Planet B2B Biz ASP #5 – Voice/Messaging VAS (Color Ring, etc.)	545
Purchase	SK Planet Co., Ltd.	March 1, 2014	February 1, 2015	2014 T Membership Program Management Contract (March 2014 – January 2015)	529
Real Estate	Individuals	January 1, 2014	December 31, 2014	Purchase of land (Daegu Dalsung region and 25 others)	237
Construction	UbiNS Co., Ltd.	December 23, 2014	December 31, 2015	2014 B2B GOP Unmanned Security System Installation in eastern Korea	166
Goods	Comtec Systems Co., Ltd.	June 25, 2014	June 19, 2014	2014 B2B ROK Air Force Base Command/Maintenance Wireless Network System Installation (Terminal)	103
Equipment	SeAH Networks Co., Ltd.	June 19, 2014	December 19, 2014	2014 B2B ROK Air Force Base ALU TD-LTE Wireless Network Equipment	100
Service	SK Planet Co., Ltd.	July 1, 2014	December 31, 2014	X-Life Service Development, 1st stage	52
Real Estate	SK Broadband Co., Ltd.	February 1, 2015	January 31, 2016	Namsan Office Building Lease Contract	52

Subtotal					6,792

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Nov. 2014 to Oct. 2015	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2012 to Dec. 2014	Use of railway telecommunication conduit
Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012 (Renewal in progress)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Daum Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Daum Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Daum Kakao Corp.

7.	R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
Category	For the year ended December 31,			Remarks
	2014	2013	2012
Raw material	530	38	42	—
Labor	71,224	79,865	59,050	—
Depreciation	176,975	158,158	163,295	—
Commissioned service	67,802	22,923	62,399	—
Others	81,221	102,668	61,546	—
Total R&D costs	397,752	363,652	346,332	—
Sales and administrative expenses	390,943	352,385	304,557	—
Accounting
Development expenses (Intangible assets)	6,809	11,267	41,775	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.32%	2.19%	2.12%	—

8.	Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Strategy Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands which provides solutions including registering and licensing of the brands.

26

B.	Business-related Intellectual Property

[SK Telecom]

The Company holds 5,099 Korean-registered patents, 339 U.S.-registered patents, 225 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 925 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 411 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of December 31, 2014, SK Planet held 2,502 registered patents, 112 registered design marks, 1,219 registered trademarks and one copyright (including those held jointly with other companies) in Korea. It also holds 103 U.S.-registered patents, 86 Chinese-registered patents, 58 Japanese-registered patents, 24 E.U.-registered patents (all including patents held jointly with other companies) and 272 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of December 31, 2014, SK Communications held 75 registered patents, 26 registered design rights and 700 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

27

III.	FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of and for the years ended December 31, 2014, 2013 and 2012. The Company’s audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Assets
Current Assets	5,083,148	5,123,415	5,294,421
• Cash and Cash Equivalents	834,429	1,398,639	920,125
• Accounts Receivable – Trade, net	2,392,150	2,257,316	1,954,920
• Accounts Receivable – Other, net	690,527	643,603	582,098
• Others	1,166,042	823,857	1,837,278
Non-Current Assets	22,858,085	21,453,100	20,301,138
• Long-Term Investment Securities	956,280	968,527	953,712
• Investments in Associates and Joint Ventures	6,298,088	5,325,297	4,632,477
• Property and Equipment, net	10,567,701	10,196,607	9,712,719
• Intangible Assets, net	2,483,994	2,750,782	2,689,658
• Goodwill	1,917,595	1,733,261	1,744,483
• Others	634,427	478,626	568,089
Total Assets	27,941,233	26,576,515	25,595,559
Liabilities
Current Liabilities	5,420,310	6,069,220	6,174,895
Non-Current Liabilities	7,272,653	6,340,738	6,565,882
Total Liabilities	12,692,963	12,409,958	12,740,777
Equity
Equity Attributable to Owners of the Parent Company	14,506,739	13,452,372	11,854,777
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	277,998	317,508	(288,883)
Retained Earnings	14,188,591	13,102,495	12,124,657
Reserves	(4,489)	(12,270)	(25,636)
Non-controlling Interests	741,531	714,185	1,000,005
Total Equity	15,248,270	14,166,557	12,854,782
Total Liabilities and Equity	27,941,233	26,576,515	25,595,559
Number of Companies Consolidated	40	28	32

	(Unit: in millions of Won except per share amounts)
	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012*
Operating Revenue	17,163,798	16,602,054	16,141,409
Operating Income	1,852,105	2,011,109	1,730,049
Profit Before Income Tax	2,253,828	1,827,101	1,519,368
Profit for the Period	1,799,320	1,609,549	1,115,663
Profit for the Period Attributable to Owners of the Parent Company	1,801,178	1,638,964	1,151,705
Profit for the Period Attributable to Non-controlling Interests	(1,858)	(29,415)	(36,042)
Basic Earnings Per Share (￦)	25,154	23,211	16,525
Diluted Earnings Per Share (￦)	25,154	23,211	16,141

*	Financial information for the year ended December 31, 2012 have been retroactively revised to reflect the effect of discontinued operations resulting from the sale of Loen Entertainment.

28

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of and for the years ended December 31, 2014, 2013 and 2012. The Company’s audited separate financial statements as of and for the years ended December 31, 2014 and 2013, which have been prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Assets
Current Assets	2,689,913	2,817,782	2,589,699
• Cash and Cash Equivalents	248,311	448,459	256,577
• Accounts Receivable – Trade, net	1,559,281	1,513,138	1,407,206
• Accounts Receivable – Other, net	305,990	388,475	383,048
• Others	576,331	467,710	542,868
Non-Current Assets	20,022,549	20,009,637	19,659,803
• Long-Term Investment Securities	608,797	729,703	733,893
• Investments in Subsidiaries and Associates	8,181,769	8,010,121	7,915,547
• Property and Equipment, net	7,705,906	7,459,986	7,119,090
• Intangible Assets, net	1,928,169	2,239,167	2,187,872
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	291,672	264,424	397,165
Total Assets	22,712,462	22,827,419	22,249,502
Liabilities
Current Liabilities	3,378,046	4,288,07	4,343,086
Non-Current Liabilities	5,792,195	5,223,938	5,529,368
Total Liabilities	9,170,241	9,512,011	9,872,454
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	433,894	433,894	(236,160)
Retained Earnings	12,996,790	12,665,699	12,413,981
Reserves	66,898	171,176	154,588
Total Equity	13,542,221	13,315,408	12,377,048
Total Liabilities and Equity	22,712,462	22,827,419	22,249,502

(Unit: in millions of Won except per share amounts)

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
Operating Revenue	13,012,644	12,860,379	12,332,719
Operating Income	1,737,160	1,969,684	1,675,388
Profit Before Income Tax	1,321,750	1,220,797	1,546,719
Profit for the Period	1,028,541	910,157	1,242,767
Basic Earnings Per Share (￦)	14,262	12,837	17,832
Diluted Earnings Per Share (￦)	14,262	12,837	17,406

29

2.	Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

During the year ended December 31, 2013, SK Planet sold 13,924,369 shares (52.6% ownership interest) of Loen Entertainment, a company engaged in the publishing of music and provision of online music services, to Star Invest Holdings Limited. Following the disposition of shares, SK Planet’s ownership interests in Loen Entertainment decreased to 15.0%. As a result of the transaction, Loen Entertainment was excluded from scope of consolidation. See note 39 of the notes to our consolidated financial statements for more information relating to the restatement.

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2014
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,682,595	221,909	8%
Loans	157,934	27,694	18%
Accounts receivable – other	772,711	78,588	10%
Accrued income	10,134	—	0%
Guarantee deposits	289,009	—	0%
Total	3,912,383	328,191	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2013
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,495,155	224,685	9%
Loans	164,306	27,469	17%
Accounts receivable – other	715,405	71,802	10%
Accrued income	11,970	29	0%
Guarantee deposits	252,148	—	0%
Total	3,638,984	323,985	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2012
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,181,317	213,020	10%
Loans	184,424	30,218	16%
Accounts receivable – other	639,387	57,288	9%
Accrued income	8,857	142	2%
Guarantee deposits	236,674	—	0%
Total	3,250,659	300,668	9%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
Beginning balance	323,985	300,668	318,821
Increase of allowance for doubtful accounts	63,697	79,330	82,500
Reversal of allowance for doubtful accounts	—	(359)	(5,902)
Write-offs	(89,529)	(76,697)	(111,611)
Other	30,039	21,042	16,861
Ending balance	328,191	323,985	300,668

30

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables and for such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than ￦200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

	For the year ended December 31, 2014
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – trade	2,130,594	100,031	173,488	278,482	2,682,595
Percentage	79.4%	3.7%	6.5%	10.4%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
Merchandise	246,738	161,928	228,856
Goods in transit	—	—	—
Other inventories	20,929	15,192	13,290
Total	267,667	177,120	242,146
Percentage of inventories to total assets [ Inventories / Total assets ]	0.96%	0.67%	0.95%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	7.55	6.20	9.85

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See notes from 4(5) to 4(7) and 4(16) of the notes to our consolidated financial statements for more information.

31

E.	Issuance of Debt Securities

(1)	Issuance of Debt Securities

[SK Telecom]

(As of December 31, 2014)				(Unit: in millions of Won and percentages)
Issuer	Securities type	Offer type	Date issued	Face amount issued	Interest rate	Credit rating (Rating entity)	Maturity date	Paid / Outstanding	Underwriter
SK Telecom	Commercial Paper (“CP”)	Private	Feb. 13, 2012	200,000	3.450	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Feb. 22, 2012	Paid	Samsung Securities
SK Telecom	CP	Private	Apr. 27, 2012	300,000	3.460	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	May. 24, 2012	Paid	Samsung Securities
SK Telecom	CP	Private	May. 7, 2012	200,000	3.460	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jun. 13, 2012	Paid	Woori Bank, HI Investment & Securities
SK Telecom	CP	Private	May. 14, 2012	300,000	3.460	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jun. 26, 2012	Paid	Shinhan Bank, Shinhan Investment, HI Investment & Securities, KTB Investment & Securities
SK Telecom	CP	Private	May. 25, 2012	200,000	3.420	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jun. 13, 2012	Paid	Shinhan Investment, HI Investment & Securities
SK Telecom	CP	Private	May. 25, 2012	300,000	3.450	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jun. 26, 2012	Paid	Samsung Securities
SK Telecom	CP	Private	Jun. 26, 2012	100,000	3.430	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jul. 26, 2012	Paid	Shinhan Investment
SK Telecom	CP	Private	Jun. 29, 2012	100,000	3.430	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jul. 26, 2012	Paid	Samsung Securities
SK Telecom	CP	Private	Jul. 2, 2012	400,000	3.450	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Aug. 24, 2012	Paid	Samsung Securities, HI Investment & Securities, KTB Investment & Securities
SK Telecom	CP	Private	Aug. 6, 2012	100,000	3.120	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Sep. 14, 2012	Paid	Hanyang Securities
SK Telecom	CP	Private	Aug. 10, 2012	400,000	3.080	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Sep. 14, 2012	Paid	Shinhan Bank, Shinhan Investment, HI Investment & Securities, KTB Investment & Securities
SK Telecom	CP	Private	Aug. 31, 2012	300,000	3.100	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Sep. 26, 2012	Paid	Samsung Securities
SK Telecom	CP	Private	Sep. 3, 2012	100,000	3.080	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Sep. 26, 2012	Paid	Hanwha Investment & Securities
SK Telecom	CP	Private	Sep. 10, 2012	70,000	3.630	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Sep. 14, 2012	Paid	Shinhan Bank

32

(As of December 31, 2014)				(Unit: in millions of Won and percentages)
Issuer	Securities type	Offer type	Date issued	Face amount issued	Interest rate	Credit rating (Rating entity)	Maturity date	Paid / Outstanding	Underwriter
SK Telecom	CP	Private	Sep. 14, 2012	570,000	3.120	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Sep. 28, 2012	Paid	Woori Bank, Shinhan Bank, Samsung Securities, Hanyang Securities, HI Investment & Securities, KTB Investment & Securities
SK Telecom	CP	Private	Oct. 2, 2012	300,000	3.150	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Oct. 12, 2012	Paid	Samsung Securities
SK Telecom	CP	Private	Oct. 4, 2012	100,000	3.110	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Oct. 12, 2012	Paid	Hanwha Investment & Securities
SK Telecom	CP	Private	Oct. 31, 2012	100,000	2.890	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Dec. 27, 2012	Paid	Samsung Securities
SK Telecom	CP	Private	Nov. 6, 2012	500,000	2.860	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Dec. 27, 2012	Paid	Shinhan Bank, Samsung Securities, Hanwha Investment & Securities, Korea Investment & Securities
SK Telecom	CP	Private	Nov. 13, 2012	400,000	2.860	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Nov. 26, 2012	Paid	Shinhan Bank, Samsung Securities, Hanyang Securities, KTB Investment & Securities
SK Telecom	CP	Private	Dec. 6, 2012	200,000	2.860	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Dec. 28, 2012	Paid	Shinhan Bank, Hanwha Investment & Securities
SK Telecom	CP	Private	Dec. 21, 2012	60,000	2.980	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jan. 14, 2013	Paid	Samsung Securities
SK Telecom	CP	Private	Dec. 27, 2012	20,000	3.050	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jan. 25, 2013	Paid	Hanwha Investment & Securities
SK Telecom	CP	Private	Dec. 27, 2012	50,000	3.100	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jan. 29, 2013	Paid	Samsung Securities
SK Telecom	CP	Private	Jan. 4, 2013	500,000	2.880	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Feb. 15, 2013	Paid	Hanwha Investment & Securities, Samsung Securities, Shinhan Bank
SK Telecom	CP	Private	Jan. 10, 2013	300,000	2.860	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jan. 24, 2013	Paid	Hanwha Investment & Securities, Samsung Securities, Shinhan Bank, Hanyang Securities
SK Telecom	CP	Private	Feb. 6, 2013	500,000	2.820	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Feb. 26, 2013	Paid	Hanwha Investment & Securities, Samsung Securities, Shinhan Bank
SK Telecom	CP	Private	Feb. 14, 2013	300,000	2.820	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Mar. 15, 2013	Paid	Samsung Securities
SK Telecom	CP	Private	Feb. 15, 2013	200,000	2.810	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Mar. 15, 2013	Paid	Hanwha Investment & Securities, Hanyang Securities, Shinhan Bank
SK Telecom	CP	Private	Feb. 26, 2013	500,000	2.800	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Mar. 27, 2013	Paid	Hanwha Investment & Securities, Samsung Securities, Hanyang Securities

33

(As of December 31, 2014)				(Unit: in millions of Won and percentages)
Issuer	Securities type	Offer type	Date issued	Face amount issued	Interest rate	Credit rating (Rating entity)	Maturity date	Paid / Outstanding	Underwriter
SK Telecom	CP	Private	Apr. 1, 2013	400,000	2.780	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Apr. 25, 2013	Paid	KTB Investment & Securities
SK Telecom	CP	Private	Apr. 4, 2013	200,000	2.810	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Apr. 23, 2013	Paid	Samsung Securities
SK Telecom	CP	Private	Apr. 15, 2013	500,000	2.820	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	May. 24, 2013	Paid	Hanwha Investment & Securities, Shinhan Bank, Hanyang Securities
SK Telecom	CP	Private	Apr. 25, 2013	500,000	2.940	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jun. 26, 2013	Paid	Samsung Securities, KTB Investment & Securities
SK Telecom	CP	Private	Jul. 1, 2013	200,000	2.700	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jul. 17, 2013	Paid	Hanwha Investment & Securities, Hanyang Securities, Shinhan Bank
SK Telecom	CP	Private	Sep. 5, 2013	200,000	2.640	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Sep. 16, 2013	Paid	KTB Investment & Securities, Hanyang Securities
SK Telecom	CP	Private	Oct. 7, 2013	300,000	2.690	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Nov. 26, 2013	Paid	Hanyang Securities
SK Telecom	CP	Private	Nov. 7, 2013	200,000	2.700	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Dec. 27, 2013	Paid	KTB Investment & Securities, Shinhan Bank
SK Telecom	CP	Private	Dec. 5, 2013	200,000	2.630	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Dec. 27, 2013	Paid	Samsung Securities, Woori Investment Bank
SK Telecom	CP	Private	Dec. 26, 2013	100,000	3.090	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jan. 3, 2014	Paid	Hanyang Securities
SK Telecom	CP	Private	Dec. 27, 2013	100,000	3.090	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jan. 6, 2014	Paid	Samsung Securities
SK Telecom	CP	Private	Jan. 3, 2014	300,000	2.730	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jan. 24, 2014	Paid	Woori Investment Bank, Hanyang Securities
SK Telecom	CP	Private	Jan. 6, 2014	300,000	2.770	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Feb. 26, 2014	Paid	Samsung Securities, KTB Investment & Securities
SK Telecom	CP	Private	Jan. 24, 2014	300,000	2.770	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Mar. 14, 2014	Paid	Hanyang Securities, Shinhan Bank
SK Telecom	CP	Private	Feb. 20, 2014	100,000	2.660	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Mar. 26, 2014	Paid	KTB Investment & Securities
SK Telecom	CP	Private	Mar. 6, 2014	100,000	2.670	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Mar. 26, 2014	Paid	Woori Investment Bank
SK Telecom	CP	Private	Mar. 6, 2014	100,000	2.730	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Apr. 24, 2014	Paid	Woori Investment Bank
SK Telecom	CP	Private	Mar. 21, 2014	300,000	2.730	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	May. 26, 2014	Paid	Samsung Securities, KTB Investment & Securities

34

(As of December 31, 2014)				(Unit: in millions of Won and percentages)
Issuer	Securities type	Offer type	Date issued	Face amount issued	Interest rate	Credit rating (Rating entity)	Maturity date	Paid / Outstanding	Underwriter
SK Telecom	CP	Private	Apr. 4, 2014	200,000	2.660	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Apr. 24, 2014	Paid	Shinhan Bank
SK Telecom	CP	Private	Apr. 4, 2014	100,000	2.690	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	May. 13, 2014	Paid	Hanyang Securities
SK Telecom	CP	Private	Apr. 10, 2014	100,000	2.660	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	May. 15, 2014	Paid	Samsung Securities
SK Telecom	CP	Private	Apr. 15, 2014	100,000	2.680	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	May. 26, 2014	Paid	KTB Investment & Securities
SK Telecom	CP	Private	Apr. 28, 2014	200,000	2.740	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jun. 16, 2014	Paid	Shinhan Bank
SK Telecom	CP	Private	May. 8, 2014	100,000	2.650	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	May. 26, 2014	Paid	Woori Investment Bank
SK Telecom	CP	Private	Jun. 2, 2014	300,000	2.640	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jun. 26, 2014	Paid	Hanyang Securities, KTB Investment & Securities
SK Telecom	CP	Private	Jun. 9, 2014	200,000	2.680	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jul. 16, 2014	Paid	Shinhan Bank
SK Telecom	CP	Private	Jun. 27, 2014	100,000	2.700	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jul. 24, 2014	Paid	Samsung Securities
SK Telecom	CP	Private	Jun. 27, 2014	100,000	2.700	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jul. 24, 2014	Paid	Woori Investment Bank
SK Telecom	CP	Private	Jul. 7, 2014	200,000	2.670	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Aug. 14, 2014	Paid	Shinhan Bank
SK Telecom	CP	Private	Jul. 28, 2014	300,000	2.630	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Aug. 26, 2014	Paid	Hanyang Securities
SK Telecom	CP	Private	Aug. 5, 2014	150,000	2.600	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Aug. 20, 2014	Paid	KTB Investment & Securities
SK Telecom	CP	Private	Aug. 20, 2014	200,000	2.400	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Oct. 24, 2014	Paid	KTB Investment & Securities
SK Telecom	CP	Private	Aug. 25, 2014	200,000	2.370	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Sep. 17, 2014	Paid	Hanyang Securities
SK Telecom	CP	Private	Sep. 1, 2014	300,000	2.370	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Sep. 25, 2014	Paid	Shinhan Bank, BS Securities
SK Telecom	CP	Private	Sep. 25, 2014	200,000	2.370	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Oct. 24, 2014	Paid	Hanyang Securities
SK Telecom	CP	Private	Oct. 7, 2014	200,000	2.330	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Oct. 24, 2014	Paid	Shinhan Bank, Samsung Securities

35

(As of December 31, 2014)				(Unit: in millions of Won and percentages)
Issuer	Securities type	Offer type	Date issued	Face amount issued	Interest rate	Credit rating (Rating entity)	Maturity date	Paid / Outstanding	Underwriter
SK Telecom	CP	Private	Nov. 6, 2014	200,000	2.010	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Nov. 26, 2014	Paid	Shinyoung Securities
SK Telecom	CP	Private	Dec. 1, 2014	200,000	2.090	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Dec. 16, 2014	Paid	Shinhan Bank, Woori Investment Bank
SK Telecom	CP	Private	Dec. 12, 2014	250,000	2.250	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Dec. 26, 2014	Paid	KTB Investment & Securities, Shinyoung Securities, Shinhan Bank
SK Telecom	CP	Private	Dec. 30, 2014	100,000	2.370	A1(Korea Investors Service, Inc., Korea Ratings, NICE Investors Service Co., Ltd.)	Jan. 15, 2015	Outstanding	Shinhan Bank
SK Telecom	Hybrid securities	Private	Jun. 7, 2013	400,000	4.210	U-AA+ (Korea Ratings)	Jun. 7, 2073	Outstanding	Daewoo Securities
SK Telecom	Corporate bonds	Public	Jun. 12, 2012	341,529	1.750	A3/A-/A- (Moody’s, S&P, Fitch)	Jun. 12, 2017	Outstanding	CS, BNP, Barclays
SK Telecom	Corporate bonds	Public	Aug. 28, 2012	170,000	3.240	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	Aug. 28, 2019	Outstanding	Shinhan Investment
SK Telecom	Corporate bonds	Public	Aug. 28, 2012	140,000	3.300	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	Aug. 28, 2022	Outstanding	Shinhan Investment
SK Telecom	Corporate bonds	Public	Aug. 28, 2012	90,000	3.450	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	Aug. 28, 2032	Outstanding	Shinhan Investment
SK Telecom	Corporate bonds	Public	Nov. 1, 2012	710,080	2.130	A3/A-/A- (Moody’s, S&P, Fitch)	May. 1, 2018	Outstanding	MS, ML, CS, HSBC, UBS, DB, CITI, RBS, Barclays, Nomura
SK Telecom	Corporate bonds	Public	Jan. 17, 2013	286,578	4.750	A3/A-/A- (Moody’s, S&P, Fitch)	Nov. 17, 2017	Outstanding	BNP
SK Telecom	Corporate bonds	Public	Apr. 23, 2013	230,000	3.030	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	Apr. 23, 2023	Outstanding	Daewoo Securities
SK Telecom	Corporate bonds	Public	Apr. 23, 2013	130,000	3.220	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	Apr. 23, 2033	Outstanding	Daewoo Securities
SK Telecom	Corporate bonds	Public	May. 14, 2014	50,000	3.300	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	May. 14, 2019	Outstanding	Shinhan Investment, Daewoo Securities
SK Telecom	Corporate bonds	Public	May. 14, 2014	150,000	3.640	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	May. 14, 2024	Outstanding	Shinhan Investment, Daewoo Securities
SK Telecom	Corporate bonds	Public	May. 14, 2014	53,909	4.730	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	May. 14, 2029	Outstanding	Shinhan Investment, Daewoo Securities
SK Telecom	Corporate bonds	Public	May. 14, 2014	53,885	4.720	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	May. 14, 2029	Outstanding	Shinhan Investment, Daewoo Securities
SK Telecom	Corporate bonds	Public	Oct. 28, 2014	160,000	2.526	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	Oct. 28, 2019	Outstanding	Shinhan Investment, Korea Investment & Securities
SK Telecom	Corporate bonds	Public	Oct. 28, 2014	150,000	2.658	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	Oct. 28, 2021	Outstanding	Shinhan Investment, Korea Investment & Securities
SK Telecom	Corporate bonds	Public	Oct. 28, 2014	190,000	2.818	AAA(Korea Investors Service, Inc., Korea Ratings, Nice)	Oct. 28, 2024	Outstanding	Shinhan Investment, Korea Investment & Securities
SK Telecom	Corporate bonds	Private	Mar. 7, 2013	329,760	Libor+ 0.88%	A3/A-/A- (Moody’s, S&P, Fitch)	Mar. 7, 2020	Outstanding	DBS
Total	—	—	—	19,705,741	—	—	—	—	—

36

[SK Broadband]

(As of December 31, 2014)				(Unit: in millions of Won and percentages)
Issuer	Securities type	Offer type	Date issued	Amount issued	Interest rate	Credit rating (Rating entity)	Maturity date	Paid / Outstanding	Underwriter
SK Broadband	CP	Private	Jan. 6, 2012	100,000	3.670	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Mar. 29, 2012	Paid	—
SK Broadband	CP	Private	Apr. 16, 2012	50,000	3.500	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Jun. 29, 2012	Paid	—
SK Broadband	CP	Private	Feb. 21, 2013	20,000	2.790	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Mar. 8, 2013	Paid	—
SK Broadband	CP	Private	Feb. 21, 2013	73,000	2.790	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Mar. 25, 2013	Paid	—
SK Broadband	CP	Private	Feb. 21, 2013	120,000	2.790	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	May. 22, 2013	Paid	—
SK Broadband	CP	Private	May. 21, 2013	60,000	2.690	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Aug. 20, 2013	Paid	—
SK Broadband	CP	Private	Aug. 19, 2013	30,000	2.660	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Dec. 17, 2013	Paid	—
SK Broadband	CP	Private	Sep. 12, 2013	50,000	2.700	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Dec. 3, 2013	Paid	—
SK Broadband	CP	Private	Jan. 15, 2014	20,000	2.630	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Jan. 24, 2014	Paid	—
SK Broadband	CP	Private	Jan. 15, 2014	20,000	2.740	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Apr. 16, 2014	Paid	—
SK Broadband	CP	Private	Jan. 16, 2014	20,000	2.740	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Apr. 16, 2014	Paid	—
SK Broadband	CP	Private	Mar. 4, 2014	30,000	2.700	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Apr. 3, 2014	Paid	—
SK Broadband	CP	Private	Mar. 10, 2014	40,000	2.700	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Apr. 3, 2014	Paid	—
SK Broadband	CP	Private	Mar. 11, 2014	40,000	2.700	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Apr. 3, 2014	Paid	—
SK Broadband	CP	Private	Mar. 12, 2014	90,000	2.710	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Apr. 3, 2014	Paid	—
SK Broadband	CP	Private	Mar. 14, 2014	50,000	2.700	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Apr. 3, 2014	Paid	—
SK Broadband	CP	Private	Mar. 20, 2014	40,000	2.670	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Apr. 3, 2014	Paid	—
SK Broadband	CP	Private	Apr. 15, 2014	40,000	2.710	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Jul. 15, 2014	Paid	—
SK Broadband	CP	Private	Apr. 15, 2014	30,000	2.740	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Sep. 30, 2014	Paid	—
SK Broadband	CP	Private	Jul. 14, 2014	40,000	2.660	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Oct. 14, 2014	Paid	—
SK Broadband	CP	Private	Aug. 29, 2014	30,000	2.380	A1(Korea Ratings, Korea Investors Service, Inc., NICE)	Nov. 18, 2014	Paid	—
SK Broadband	CP	Private	Oct. 13, 2014	40,000	2.290	AA-(Korea Ratings, Korea Investors Service, Inc., NICE)	Feb. 10, 2015	Outstanding	—

37

(As of December 31, 2014)				(Unit: in millions of Won and percentages)
Issuer	Securities type	Offer type	Date issued	Amount issued	Interest rate	Credit rating (Rating entity)	Maturity date	Paid / Outstanding	Underwriter
SK Broadband	CP	Private	Nov. 17, 2014	31,000	2.160	AA-(Korea Ratings, Korea Investors Service, Inc., NICE)	Apr. 17, 2015	Outstanding	—
SK Broadband	Corporate bonds	Public	Jan. 19, 2012	110,000	4.090	AA-(Korea Ratings, Korea Investors Service, Inc., NICE)	Jan. 19, 2015	Outstanding	Samsung Securities
SK Broadband	Corporate bonds	Public	Jan. 19, 2012	110,000	4.140	AA-(Korea Ratings, Korea Investors Service, Inc., NICE)	Jul. 19, 2015	Outstanding	Samsung Securities
SK Broadband	Corporate bonds	Public	Jan. 19, 2012	100,000	4.280	AA-(Korea Ratings, Korea Investors Service, Inc., NICE)	Jan. 19, 2017	Outstanding	Samsung Securities
SK Broadband	Corporate bonds	Public	Oct. 12, 2012	130,000	3.140	AA-(Korea Ratings, Korea Investors Service, Inc., NICE)	Oct. 12, 2015	Outstanding	KB Investment & Securities
SK Broadband	Corporate bonds	Public	Oct. 12, 2012	120,000	3.270	AA-(Korea Ratings, Korea Investors Service, Inc., NICE)	Oct. 12, 2017	Outstanding	KB Investment & Securities
SK Broadband	Corporate bonds	Public	Oct. 29, 2013	329,760	2.875	BBB+(S&P, Fitch)	Oct. 29, 2018	Outstanding	Barclays, HSBC, Deutsche Bank
SK Broadband	Corporate bonds	Public	Apr. 2, 2014	80,000	3.054	AA-(Korea Investors Service, Inc., NICE)	Oct. 2, 2016	Outstanding	KB Investment & Securities, Woori Investment & Securities, Daishin Securities
SK Broadband	Corporate bonds	Public	Apr. 2, 2014	210,000	3.488	AA-(Korea Investors Service, Inc., NICE)	Apr. 2, 2019	Outstanding	KB Investment & Securities, Woori Investment & Securities, Daishin Securities
SK Broadband	Corporate bonds	Public	Sep. 29, 2014	130,000	2.762	AA-(Korea Ratings, Korea Investors Service, Inc., NICE)	Sep. 29, 2019	Outstanding	Korea Investment & Securities, Shinhan Investment
Total	—	—	—	2,383,760	—	—	—	—	—

38

[SK Telink]

(As of December 31, 2014)	(Unit: in millions of Won and percentages)

Issuer	Securities type	Offer type	Date issued	Amount issued	Interest rate	Credit rating (Rating entity)	Maturity date	Paid / Outstanding	Underwriter
SK Telink	CP	Private	May. 26, 2014	5,000	2.920	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Aug. 25, 2014	Paid	BS Securities
SK Telink	CP	Private	May. 28, 2014	5,000	2.920	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Aug. 27, 2014	Paid	Dongbu Securities
SK Telink	CP	Private	May. 28, 2014	5,000	2.920	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Aug. 27, 2014	Paid	Dongbu Securities
SK Telink	Electronic short-term bonds	Private	Feb. 27, 2014	10,000	2.920	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	May. 26, 2014	Paid	Dongbu Securities
SK Telink	Electronic short-term bonds	Private	Apr. 29, 2014	10,000	2.880	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Jul. 28, 2014	Paid	Dongbu Securities
SK Telink	Electronic short-term bonds	Private	May. 26, 2014	10,000	2.920	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Aug. 25, 2014	Paid	Dongbu Securities
SK Telink	Electronic short-term bonds	Private	Jun. 26, 2014	10,000	2.880	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Sep. 25, 2014	Paid	Dongbu Securities
SK Telink	Electronic short-term bonds	Private	Jul. 28, 2014	10,000	2.690	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Oct. 27, 2014	Paid	Dongbu Securities
SK Telink	Electronic short-term bonds	Private	Aug. 22, 2014	10,000	2.550	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Nov. 21, 2014	Paid	Hyundai Securities
SK Telink	Electronic short-term bonds	Private	Aug. 22, 2014	10,000	2.570	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Nov. 21, 2014	Paid	Dongbu Securities
SK Telink	Electronic short-term bonds	Private	Aug. 22, 2014	5,000	2.570	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Nov. 21, 2014	Paid	BS Securities
SK Telink	Electronic short-term bonds	Private	Oct. 29, 2014	20,000	2.350	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Jan. 28, 2015	Outstanding	BS Securities
SK Telink	Electronic short-term bonds	Private	Oct. 29, 2014	5,000	2.350	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Jan. 28, 2015	Outstanding	Hanyang Securities
SK Telink	Electronic short-term bonds	Private	Nov. 20, 2014	10,000	2.360	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Feb. 17, 2015	Outstanding	BS Securities
SK Telink	Electronic short-term bonds	Private	Nov. 20, 2014	10,000	2.320	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	Dec. 29, 2014	Paid	Hanyang Securities
Total	—	—	—	135,000	—	—	—	—	—

[PS&Marketing]

(As of December 31, 2014)					(Unit: in millions of Won and percentages)

Issuer	Securities type	Offer type	Date issued	Amount issued	Interest rate	Credit rating (Rating entity)	Maturity date	Paid / Outstanding	Underwriter
PS&Marketing	Corporate bonds	Private	May. 29, 2014	10,000	3.120	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	May. 29, 2015	Outstanding	SK Securities
PS&Marketing	Corporate bonds	Private	May. 29, 2014	10,000	3.238	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	May. 29, 2016	Outstanding	SK Securities
PS&Marketing	Corporate bonds	Private	May. 29, 2014	20,000	3.480	A2+ (Korea Ratings, Korea Investors Service, Inc., NICE)	May. 29, 2017	Outstanding	SK Securities
Total	—	—	—	40,000	—	—	—	—	—

39

[Iriver]

(As of December 31, 2014)				(Unit: in millions of Won and percentages)
Issuer	Securities type	Offer type	Date issued	Amount issued	Interest rate	Credit rating (Rating entity)	Maturity date	Paid / Outstanding	Underwriter
Iriver	Corporate bonds*	Private	Dec. 23, 2014	5,000	1.000	—	Dec. 23, 2019	Outstanding	—
Total	—	—	—	5,000	—	—	—	—	—

*	Convertible bonds issued to SK Telecom

(2)	Outstanding Balance of Commercial Paper

[SK Telecom]

(As of December 31, 2014)				(Unit: in millions of Won)
Remaining maturity		10 days or less	Over 10 days but not more than 30 days	Over 30 days but not more than 90 days	Over 90 days but not more than 180 days	Over 180 days but not more than 1 year	Over 1 year but not more than 2 years	Over 2 year but not more than 3 years	Over 3 years	Total
	Publicly offered	—	—	—	—	—	—	—	—	—
Outstanding balance	Privately offered	—	100,000	—	—	—	—	—	—	100,000
	Total	—	100,000	—	—	—	—	—	—	100,000

[SK Broadband]

(As of December 31, 2014)				(Unit: in millions of Won)
Remaining maturity		10 days or less	Over 10 days but not more than 30 days	Over 30 days but not more than 90 days	Over 90 days but not more than 180 days	Over 180 days but not more than 1 year	Over 1 year but not more than 2 years	Over 2 year but not more than 3 years	Over 3 years	Total
	Publicly offered	—	—	—	—	—	—	—	—	—
Outstanding balance	Privately offered	—	—	40,000	31,000	—	—	—	—	71,000
	Total	—	—	40,000	31,000	—	—	—	—	71,000

[SK Telink, PS&Marketing]

None.

(3)	Outstanding Balance of Electronic Short-Term Bonds

[SK Telink]

(As of December 31, 2014)			(Unit: in millions of Won)
Remaining maturity		10 days or less	Over 10 days but not more than 30 days	Over 30 days but not more than 90 days	Over 90 days but not more than 180 days	Over 180 days but not more than 1 year	Total	Maximum amount issuable	Remaining amount issuable
	Publicly offered	—	—	—	—	—	—	—	—
Outstanding balance	Privately offered	—	25,000	10,000	—	—	35,000	100,000	65,000
	Total	—	25,000	10,000	—	—	35,000	100,000	65,000

[SK Telecom, SK Broadband, PS&Marketing]

None.

40

(4)	Outstanding Balance of Corporate Bonds

[SK Telecom]

(As of December 31, 2014)			(Unit: in millions of Won)
Remaining maturity		1 year or less	Over 1 year but not more than 2 years	Over 2 year but not more than 3 years	Over 3 year but not more than 4 years	Over 4 year but not more than 5 years	Over 5 year but not more than 10 years	Over 10 years	Total
Outstanding balance	Publicly offered	200,000	580,000	603,156	969,440	380,000	1,050,000	770,045	4,552,641
	Privately offered	—	—	—	—	—	329,760	—	329,760
	Total	200,000	580,000	603,156	969,440	380,000	1,379,760	770,045	4,882,401

[SK Broadband]

(As of December 31, 2014)			(Unit: in millions of Won)
Remaining maturity		1 year or less	Over 1 year but not more than 2 years	Over 2 year but not more than 3 years	Over 3 year but not more than 4 years	Over 4 year but not more than 5 years	Over 5 year but not more than 10 years	Over 10 years	Total
Outstanding balance	Publicly offered	350,000	80,000	220,000	329,760	340,000	—	—	1,319,760
	Privately offered	—	—	—	—	—	—	—	—
	Total	350,000	80,000	220,000	329,760	340,000	—	—	1,319,760

[SK Telink]

(As of December 31, 2014)			(Unit: in millions of Won)
Remaining maturity		1 year or less	Over 1 year but not more than 2 years	Over 2 year but not more than 3 years	Over 3 year but not more than 4 years	Over 4 year but not more than 5 years	Over 5 year but not more than 10 years	Over 10 years	Total
Outstanding balance	Publicly offered	10,000	—	—	—	—	—	—	10,000
	Privately offered	—	—	—	—	—	—	—	—
	Total	10,000	—	—	—	—	—	—	10,000

[PS&Marketing]

(As of December 31, 2014)			(Unit: in millions of Won)
Remaining maturity		1 year or less	Over 1 year but not more than 2 years	Over 2 year but not more than 3years	Over 3 year but not more than 4 years	Over 4 year but not more than 5 years	Over 5 year but not more than 10 years	Over 10 years	Total
Outstanding balance	Publicly offered	—	—	—	—	—	—	—	—
	Privately offered	10,000	10,000	20,000	—	—	—	—	40,000
	Total	10,000	10,000	20,000	—	—	—	—	40,000

[Iriver]

(As of December 31, 2014)			(Unit: in millions of Won)
Remaining maturity		1 year or less	Over 1 year but not more than 2 years	Over 2 year but not more than 3years	Over 3 year but not more than 4 years	Over 4 year but not more than 5 years	Over 5 year but not more than 10 years	Over 10 years	Total
Outstanding balance	Publicly offered	—	—	—	—	—	—	—	—
	Privately offered	—	—	—	—	5,000	—	—	5,000
	Total	—	—	—	—	5,000	—	—	5,000

41

(5)	Outstanding Balance of Hybrid Securities

[SK Telecom]

(As of December 31, 2014)			(Unit: in millions of Won)
Remaining maturity		1 year or less	Over 1 year but not more than 5 years	Over 5 year but not more than 10 years	Over 10 year but not more than 15 years	Over 15 year but not more than 20 years	Over 20 year but not more than 30 years	Over 30 years	Total
	Publicly offered	—	—	—	—	—	—	—	—
Outstanding balance	Privately offered	—	—	—	—	—	—	400,000	400,000
	Total	—	—	—	—	—	—	400,000	400,000

(6)	Outstanding Balance of Contingent Convertible Bonds

(As of December 31, 2014)			(Unit: in millions of Won)
Remaining maturity		1 year or less	Over 1 year but not more than 2 years	Over 2 year but not more than 3 years	Over 3 year but not more than 4 years	Over 4 year but not more than 5 years	Over 5 year but not more than 10 years	Over 10 year but not more than 20 years	Over 20 year but not more than 30 years	Over 30 years	Total
	Publicly offered	—	—	—	—	—	—	—	—	—	—
Outstanding balance	Privately offered	—	—	—	—	—	—	—	—	—	—
	Total	—	—	—	—	—	—	—	—	—	—

42

IV.	AUDITOR’S OPINION

1.	Auditor (Consolidated)

Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Year ended December 31, 2014	Unqualified	N/A
Year ended December 31, 2013	Unqualified	N/A
Year ended December 31, 2012	Unqualified	N/A

3.	Auditor (Separate)

Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

4.	Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Year ended December 31, 2014	Unqualified	N/A
Year ended December 31, 2013	Unqualified	N/A
Year ended December 31, 2012	Unqualified	N/A

5.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

	(Unit: in thousands of Won except number of hours)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2014	KPMG Samjong Accounting Corp.	Semi-annual review	1,280,000	14,019
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2013	KPMG Samjong Accounting Corp.	Semi-annual review	1,250,000	17,796
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2012	KPMG Samjong Accounting Corp.	Semi-annual review	1,220,000	19,583
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

43

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)

Period	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2014	March 18, 2014	Due diligence of assets	March 18- April 2, 2014	50
	March 28, 2014	Tax advice	May 28- September 23, 2014	42
	May 28, 2014	Review revised tax laws	June 12- July14, 2014	22
Year ended December 31, 2013	N/A	—	—	—
Year ended December 31, 2012	N/A	—	—	—

6.	Change of Independent Auditors

Starting from 2012, the Company changed its independent auditors to KPMG Samjong Accounting Corp. from Deloitte Anjin LLC due to the expiration of the audit contract with Deloitte Anjin LLC.

44

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2.	Overview

In the midst of an industry environment defined by fast-paced changes centered around LTE network-based data in the wireless telecommunications industry, the Company has strengthened the competitiveness of its telecommunications business and pursued a shift in the competitive paradigm by launching innovative products and services. As part of this effort, the Company has launched new services such as T Phone, Unlimited Membership, and T Kids Phone to meet the sophisticated needs of customers and enhance customer value and solidified its leadership in LTE technology by commercializing its tri-band LTE-A service.

The Company has also achieved visible success in the three growth areas of B2B solutions, IP TV and healthcare. The Company’s B2B solutions business achieved sizeable growth and the Company gained growth momentum through an expansion of its IPTV subscriber base as well as strengthened the foundation of its healthcare business. In 2014, the Company established the SK Telecom Healthcare R&D Center in Shenzhen, China and acquired Neos Networks and Iriver to create further growth opportunities through convergence and overseas expansion.

The Company’s operating revenue, on a consolidated basis, was ￦17,163.8 billion for the year ended December 31, 2014, a 3.4% increase from 2013 due to an increase in the number of LTE subscribers and an increase in the number of LTE subscribers that subscribe to more expensive fixed-rate plans that feature a higher data transmission allowance. The Company’s operating income, on a consolidated basis, was ￦1,825.1 billion for the year ended December 31, 2014, a 9.2% decrease from 2013 due to heightened competition during the first half. For the year ended December 31, 2014, the Company’s EBITDA (as further explained below) and profit for the year were ￦4,716.7 billion and ￦1,799.3 billion, respectively.

In 2014, the Company’s capital expenditures, on a separate basis, were ￦2.1 trillion, which is in line with the capital expenditure budget set at the beginning of the year. The Company expects that the capital expenditure amount in the mid- to long-term future will decrease and stabilize due to better technology and its efforts to invest more efficiently.

Cash dividends for 2014 were ￦9,400 per common share, which include interim dividends of ￦1,000 per common share paid during the year.

45

3.	Analysis of Consolidated Financial Position

(Unit: in billions of Won, except percentages)

	As of December 31, 2014	As of December 31, 2013	Change from 2013 to 2014		Percentage Change from 2013 to 2014
Total Assets	27,941	26,577	1,364		5.1%
Current Assets	5,083	5,123	(40)		-0.8%
• Cash and Marketable Securities(1)	1,298	1,765	(467)		-26.5%
Non-Current Assets	22,858	21,453	1,405		6.5%
• Property and Equipment and Investment Property	10,583	10,212	371		3.6%
• Intangible Assets and Goodwill	4,402	4,484	(82)		-1.8%
• Long-term Financial Instruments, Long-term Investment Securities and Investment in Associates	7,255	6,302	953		15.1%
Total Liabilities	12,693	12,410	283		2.3%
Current Liabilities	5,420	6,069	(649)		-10.7%
• Short-term Borrowings	367	260	107		41.2%
• Current Portion of Long-term Debt	784	1,269	(485)		-38.2%
Non-Current Liabilities	7,273	6,341	932		14.7%
• Debentures and Long-term Borrowings, Excluding Current Portion	5,799	5,010	789		15.7%
Total Equity	15,248	14,167	1,081		7.6%
Interest-bearing Financial Debt(2)	6,792	6,356	436		6.9%
Debt-to-Equity Ratio(3)	44.5%	44.9%	-0.4	%p	—

(1)	Cash & marketable securities includes cash & cash equivalents, marketable securities and short-term financial instruments.
(2)	Interest-bearing financial debt: Total of short-term borrowings, current portion of long-term debt and debentures and long-term borrowings
(3)	Debt-to-equity ratio: Interest-bearing financial debt / Total Equity

A.	Assets

As of December 31, 2014, SK Telecom’s assets comprised 81% of the Company’s assets, on a consolidated basis.

The Company’s current assets as of December 31, 2014 decreased 0.8% from the end of the previous year, primarily due to a decrease in cash flow from SK Telecom and various subsidiaries, which was partially offset by an increase in accounts receivable and inventories due to the acquisition of the retail distribution business of SK Networks by PS&Marketing. Non-current assets as of December 31, 2014 increased 6.5% from the end of the previous year, primarily due to the Company’s investments in its LTE network and an increase in the value of SK Hynix shares.

B.	Liabilities

As of December 31, 2014, SK Telecom’s liabilities comprised 72% of the Company’s liabilities, on a consolidated basis.

The Company’s current liabilities as of December 31, 2014 decreased 10.7% from the end of the previous year primarily due to the redemption of convertible notes and decreases in short-term borrowings of SK Telecom. Non-current liabilities as of December 31, 2014 increased 14.7% from the end of the previous year mainly due to the debentures issued by SK Telecom and its subsidiaries.

46

4.	Analysis of Consolidated Financial Information

(Unit: in billions of Won, except percentages)

	For the year ended December 31, 2014	For the year ended December 31, 2013	Change from 2013 to 2014		Percentage Change from 2013 to 2014
Operating Revenue	17,164	16,602	562		3.4%
Operating Expense	15,339	14,591	748		5.1%
Operating Income	1,825	2,011	(186)		-9.2%
Operating Margin	10.6%	12.1%	-1.5	%p	—
Net Other Income (Loss)	429	(184)	613		333.0%
Profit Before Income Tax	2,254	1,827	427		23.4%
Profit for the Year	1,799	1,610	189		11.7%
Net Margin	10.5%	9.7%	0.8	%p	—
Profit for the Year Attributable to Owners of the Parent Company	1,801	1,639	162		9.9%
Profit for the Year Attributable to Non-controlling Interests	(2)	(29)	27		93.1%
EBITDA(1)	4,717	4,831	(114)		-2.4%
EBITDA Margin	27.5%	29.1%	-1.6	%p	—

(1)	EBITDA: Sum of operating income and depreciation and amortization expenses (including depreciation and amortization expenses related to research and development)

A.	Operating Revenue

The Company’s operating revenue for the year ended December 31, 2014 increased 3.4% from the previous year, primarily due to an expansion of LTE services, growth in new business areas, the acquisition of SK Network’s retail distribution business by PS&Marketing and growth of SK Telecom’s subsidiaries.

B.	Operating Profit

The Company’s operating income for the year ended December 31, 2014 decreased 9.2% from the previous year, primarily due to an increase marketing expenses attributable to heightened competition to acquire LTE subscribers.

C.	Operating Expense

(Unit: in billions of Won, except percentages)

	For the year ended December 31, 2014	For the year ended December 31, 2013	Change from 2013 to 2014	Percentage Change from 2013 to 2014
Labor Cost	1,660	1,561	99	6.3%
Commissions Paid	5,693	5,499	194	3.5%
Advertising	416	394	22	5.6%
Depreciation and Amortization(1)	2,892	2,820	72	2.6%
Network Interconnection	997	1,044	(46)	-4.5%
Leased Line Fees	211	242	(31)	-12.8%
Frequency License Fees	188	207	(18)	-8.7%
Cost of Products that have been Resold	1,680	1,300	380	29.2%
Others	1,602	1,524	78	5.1%
Total Operating Expense	15,339	14,591	748	5.1%

(1)	Includes depreciation and amortization expenses related to research and development.

Labor cost for the year ended December 31, 2014 increased 6.3% from the previous year primarily due to an increase in the number of employees resulting from the new business acquisitions. Commissions paid for the year ended December 31, 2014 increased 3.5% from the previous year primarily due to an increase in marketing expenses resulting from LTE market competition. Depreciation and amortization expenses increased 2.6% from the previous year mainly due to an increase in capital expenditures by the Company for its LTE network and an increase in amortization expenses for its frequency licenses.

47

5.	Analysis of SK Telecom’s Separate Operating Information

A.	Number of Subscribers

	For the year ended December 31, 2014	For the year ended December 31, 2013	Change from 2013 to 2014		Percentage Change from 2013 to 2014
Subscribers (thousands)	28,613	27,352	1,261		4.6%
Net Increase	2,527	391	2,136		546%
Activations	7,835	7,755	80		1.0%
Deactivations	5,308	7,364	(2,056)		-27.9%
Monthly Churn Rate (%)	1.96%	2.3%	-0.34	%p	—
Average Subscribers (thousands)	27,981	27,121	860		3.2%
Smartphone Subscribers	19,495	18,286	1,209		6.6%
LTE Subscribers	16,737	13,487	3,250		24.1%

The number of LTE subscribers as of December 31, 2014 was 16.74 million. The growth in LTE subscribers is expected to be the basis for long-term future growth. The Company expects LTE subscribers as a proportion of all SK Telecom subscribers will exceed 65% by the end of 2015. The number of smartphone subscribers as of December 31, 2014 was 19.50 million and constituted 68.1% of all SK Telecom subscribers.

B.	Average Monthly Revenue per Subscriber

	For the year ended December 31, 2013	For the year ended December 31, 2012	Change from 2012 to 2013	Percentage Change from 2012 to 2013
Billing Average Monthly Revenue per Subscriber (￦)	36,100	34,551	1,549	4.5%

*	The billing average monthly revenue per subscriber (“ARPU”) is derived by dividing the sum of total SK Telecom and SK Planet revenues from voice service and data service (but excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period. Although the definition of ARPU may vary by company, it is a measure that is widely used in the telecommunications industry for revenue comparison purposes.

In 2014, the increase in LTE subscribers led to an increase in average revenue per subscriber to ￦36,100, a 4.5% increase compared to the previous year.

6.	Guidance for Fiscal Year 2015

The Company announced the following guidance for fiscal year 2015 during its earnings release conference call on January 29, 2015.

1.	Operating revenue (consolidated): ￦17.9 trillion

2.	SK Telecom’s capital expenditures (separate): ￦2.0 trillion

3.	Cash dividends: The Company will consider buying back shares or increasing the interim dividend and plans to decide on the level of cash dividends in a flexible manner, taking into consideration various factors such as the Company’s investment plans and cash flow.

48

7.	Liquidity

As of December 31, 2014, the Company’s debt-to-equity ratio (as calculated based on the interest-bearing financial debt) was 44.5% compared to 44.8% as of December 31, 2013. The net debt-to-equity ratio (as calculated based on the interest-bearing financial debt minus cash and marketable securities) was 36.0% and 32.4% at the end of 2014 and 2013, respectively. Interest coverage ratio (EBITDA / interest expense) was 14.6 and 15.3 at the end of 2014 and 2013, respectively. The Company continues to have sufficient liquidity.

8.	Financing

As of December 31, 2014, the Company’s aggregate interest bearing debt amounted to ￦6,792 billion, comprising long-term and short-term borrowings, debentures and current portion of long-term borrowings, which increased by 6.9% from ￦6,356 billion as of December 31, 2013. The decrease during the previous fiscal year was primarily due to holders exercising their conversion rights with respect to an aggregate principal amount of US$326,023,000 of convertible notes issued by the Company on April 7, 2009. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership.

9.	Investments

The Company did not make any significant investments in 2014.

49

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.	Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of six members: four independent directors and two inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

(As of March 20, 2015)
Total number of persons	Inside directors	Independent directors
6	Dong Hyun Jang, Dae Sik Cho	Jae Hyeon Ahn, Dae Shick Oh, Jae Hoon Lee, Jay Young Chung

At the 31th General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
361st (the 1st meeting of 2014)	February 6, 2014

•    Financial statements as of and for the year ended December 31, 2013

•    Annual business report as of and for the year ended December 31, 2013

•    Report of internal accounting management

•    Report for the period after the fourth quarter of 2013

Approved as proposed Approved as proposed — —

362nd (the 2nd meeting of 2014)	February 20, 2014

•    2014 transaction of goods, services and assets with SK Planet Co., Ltd.

•    Rights offering by PS&Marketing Co., Ltd.

•    Convocation of the 30th General Meeting of Shareholders

•    Evaluation results of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed —

363rd (the 3rd meeting of 2014)	March 21, 2014

•    Election of the chief executive officer

•    Election of the chairman of the Board of Directors

•    Election of committee members

•    Financial transactions with affiliated company (SK Securities)

•    Provision of funds for management of the 2014 SUPEX meetings

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

364th (the 4th meeting of 2014)	April 24, 2014	• Transaction of goods relating to B Box with SK Broadband • Bond offering • Financial transactions with affiliated company (SK Securities) • Report for the period after the first quarter of 2014	Approved as proposed Approved as proposed Approved as proposed —

365th (the 5th meeting of 2014)	June 24, 2014	• Financial transactions with affiliated company (SK Securities)	Approved as proposed

366th (the 6th meeting of 2014)	July 24, 2014	• Payment of interim dividends • Financial results for the first six months of 2014 • Report for the period after the second quarter of 2014	Approved as proposed — —

50

Meeting	Date	Agenda	Approval
367th (the 7th meeting of 2014)	September 24, 2014

•    Transaction of services with SK (China) Management Co., Ltd.

•    Bond offering

•    Transactions of corporate bonds with affiliated company (SK Securities)

•    Financial transactions with affiliated company (SK Securities)

Approved as proposed Approved as proposed Approved as proposed Approved as proposed

368th (the 8th meeting of 2014)	October 23, 2014	• Investment to provide financial support to Tianlong • Report for the period after the third quarter of 2014	Approved as proposed —

369th (the 9th meeting of 2014)	November 27, 2014

•    Transaction plan with SK Forest Co., Ltd. for 2015

•    Lease of SUPEX Center

•    Customer center management service contract for 2015

•    Agreement of joint management of business jet

•    Evaluation results of compliance and its effectiveness

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

370th (the 10th meeting of 2014)	December 19, 2014

•    Management Plan for 2015

•    Investment to promote growth of Iriver

•    Transaction of goods, services and assets with SK Planet Co., Ltd. in 2015

•    Plan of resale of fixed-line services of SK Broadband in 2015

•    Base station maintenance contract for 2015

•    Contract renewal for use of the SK brand

•    Financial transactions with affiliated company (SK Securities)

•    Transactions of corporate bonds with affiliated company (SK Securities)

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

371st (the 1st meeting of 2015)	February 5, 2015

•    Financial statements as of and for the year ended December 31, 2014

•    Annual business report as of and for the year ended December 31, 2014

•    Bond offering

•    Lease contract of Namsan office building with SK Broadband

•    Report of internal accounting management

•    Report for the period after the fourth quarter of 2014

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

372nd (the 2nd meeting of 2015)	February 24, 2015	• Convocation of the 31st General Meeting of Shareholders • Report of internal accounting management	Approved as proposed —

373rd (the 3rd meeting of 2014)	March 20, 2015

•    Election of the representative director

•    Election of the chairman of the Board of Directors

•    Election of committee members

•    Financial transactions with affiliated company (SK Securities)

•    Comprehensive exchange of shares with SK Broadband

•    Disposal of treasury shares

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.
*	The terms of Rak Young Uhm and Jae Ho Cho ended on March 21, 2014.

C.	Committees within Board of Directors

(1)	Committee structure (as of March 20, 2015)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jay Young Chung, Jae Hoon Lee, Hyun Chin Lim	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

51

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jae Hoon Lee, Jay Young Chung, Dae Shick Oh, Jae Hyeon Ahn	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c) Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jae Hyeon Ahn, Jay Young Chung, Dae Shick Oh	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Dong Hyun Jang	Dae Shick Oh, Jae Hoon Lee	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.	Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Hyun Chin Lim, Jae Hyeon Ahn.

Major activities of the Audit Committee as of March 20, 2015 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2014	February 5, 2014

•    Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•    Review of business and audit results for the second half of 2013 and business and audit plans for 2014

•    Report of internal accounting management system

Approved as proposed — —
The 2nd meeting of 2014	February 19, 2014

•    Report on the IFRS audit of fiscal year 2013

•    Report on review of 2013 internal accounting management system

•    Evaluation of internal accounting management system operation

•    Agenda and document review for the 30th General Meeting of Shareholders

•    Auditor’s report for fiscal year 2013

•    IT service management contract for 2014

•    Service contract with SK Wyverns for 2014

•    Service contract with SKTCH

•    Construction of fixed-line and wireless networks in 2014

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

52

Meeting	Date	Agenda	Approval
The 3rd meeting of 2014	March 20, 2014	• Transactions with SK C&C Co., Ltd. in the second quarter of 2014	Approved as proposed
The 4th meeting of 2014	April 23, 2014

•  Election of chairman Dae Shick Oh

•  Purchase of maintenance, repair and operations items from Happynarae Co., Ltd.

•  Construction of fixed-line and wireless network facilities for 2014

•  Remuneration for outside auditor for fiscal year 2014

•  Outside auditor service plan for fiscal year 2014

•  Audit plan for fiscal year 2014

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
The 5th meeting of 2014	June 25, 2014	• Transactions with SK C&C Co., Ltd. in the third quarter of 2014 • Energy reduction business contract with SK Broadband Co., Ltd.	Approved as proposed Approved as proposed
The 6th meeting of 2014	July 23, 2014

•  Construction of fixed-line and wireless network facilities for 2014

•  Review of business and audit results for the first half of 2014 and business and audit plans for the second half of 2014

•  Report on the IFRS audit of fiscal year 2014

Approved as proposed — —
The 7th meeting of 2014	September 23, 2014	• Transactions with SK C&C Co., Ltd. in the fourth quarter of 2014	Approved as proposed
The 8th meeting of 2014	November 11, 2014

•  Construction of fixed-line and wireless networks in 2014

•  Contract for maintenance of optical fiber cables in 2015

•  Leases of electricity and transmission facilities in 2015

•  Service contract for fixed-line network services in 2015

Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 9th meeting of 2014	December 18, 2014	• Transactions with SK C&C Co., Ltd. in the first quarter of 2015 • Service contract with SK Wyverns for 2015 • Agency contract for collection of accounts receivable in 2015	Approved as proposed Approved as proposed Approved as proposed
The 1st meeting of 2014	February 4, 2015

•  Report of internal accounting management system

•  Review of business and audit results for the second half of 2014 and business and audit plans for 2015

•  Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•  Service contract with SKTCH

•  Transactions with INFOSEC Co., Ltd. in the first quarter of 2015

•  Engagement of Independent Auditing Firm for 2015 to 2017

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 2nd meeting of 2014	February 23, 2015

•  Report on the IFRS audit of fiscal year 2014

•  Report on review of 2014 internal accounting management system

•  Evaluation of internal accounting management system operation

•  Agenda and document review for the 31st General Meeting of Shareholders

•  Auditor’s report for fiscal year 2014

•  Construction of fixed-line and wireless networks in 2015

•  Contract for payment of customer appreciation gifts in 2015

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 3rd meeting of 2014	March 19, 2015	• Transactions with SK C&C Co., Ltd. in the second quarter of 2015 • Transactions with INFOSEC Co., Ltd. in the second quarter of 2015 • Transaction with SK Planet Co., Ltd. for VIP program in 2015	Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description

Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

53

VII.	SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2014)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	2,000	0.00	4,000	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Total		Common share	20,366,290	25.22	20,368,290	25.23

B.	Overview of the Largest Shareholder

SK Holdings Co., Ltd. (“SK Holdings”) is a holding company in accordance with the Fair Trade Act and as of December 31, 2014, has nine subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK E&C Co., Ltd., SK Shipping Co., Ltd., SK E&S Co., Ltd., SK Biofarm Co., Ltd. and SK Forest Co., Ltd.

Details of the subsidiaries of SK Holdings are as follows:

(Unit: in millions of Won)
Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	905,691	Trading and Energy	Publicly Listed
SKC Co., Ltd.	42.3%	254,632	PET Film Manufacturing and Chemical Products	Publicly Listed
SK E&C Co., Ltd.	44.5%	470,015	Infrastructure, Architectural Housing and Plant Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	420,568	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.0%	328,702	Biotechnology	Privately Held
SK Forest Co., Ltd.	100.0%	61,387	Forestry and Landscaping	Privately Held

*	The above shareholdings are based on common share holdings as of December 31, 2014.

SK Holdings is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Holdings is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

54

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2014. SK Innovation Co., Ltd. and SK Telecom Co., Ltd. are two such subsidiaries.

2.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of December 31, 2014)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,750,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
SK	August 5, 2011	18,750,990	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
Holdings	August 23, 2011	18,751,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	December 21, 2011	20,366,490	25.22	SK Holdings purchased 1,615,000 shares
	January 31, 2012	20,366,290	25.22	Retirement of Bang Hyung Lee, a former officer of an affiliated company
	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares

*	Shares held are the sum of shares held by SK Holdings and its related parties.

3.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of June 30, 2014)			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	11,237,667	13.92%	—
2	SK Holdings	20,363,452	25.22	—
3	SK Telecom	9,809,375	12.15	Treasury shares
4	National Pension Service	5,722,692	7.09	—
Shareholdings under the Employee Stock Ownership Program		90,597	0.11	—

B.	Shareholder Distribution

(As of December 31, 2014)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	24,713	99.73%	32,509,480	40.26%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

55

4.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		December 2014	November 2014	October 2014	September 2014	August 2014	July 2014
Common stock	Highest	286,500	289,500	298,500	298,500	280,500	264,000
	Lowest	268,000	273,500	259,000	279,500	256,500	236,000
Monthly transaction volume		2,928,557	2,473,022	4,872,410	3,359,174	2,711,496	3,399,217

B.	Foreign Securities Market

New York Stock Exchange				(Unit: in U.S. dollars and number of American Depositary Receipts)
Types		December 2014	November 2014	October 2014	September 2014	August 2014	July 2014
Depository Receipt	Highest	28.59	28.91	30.62	31.75	30.31	28.31
	Lowest	27.01	27.64	27.26	30.34	27.76	25.54
Monthly transaction volume		16,388,729	14,654,305	20,408,599	18,808,998	22,036,244	20,283,267

56

VIII.	EMPLOYEES AND DIRECTORS

1.	Employees

(As of December 31, 2014)						(Unit: in persons and millions of Won)
Classification	Number of employees				Average service year	Aggregate wage for the year 2014	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total
Male	3,606	56	—	3,662	13.1	388,001	106	—
Female	541	50	—	591	11.2	44,351	75	—
Total	4,147	106	—	4,253	12.8	432,352	102	—

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of February 2015).

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of December 31, 2014)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

(As of December 31, 2014)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	3	3,102	1,034
Independent Directors*	2	160	80
Audit Committee Members	3	240	80
Total	8	3,502	—

3.	Individual Compensation of Directors

(As of December 31, 2014)		(Unit: in millions of Won)
Name	Title	Aggregate Amount Paid
Sung Min Ha	Chief Executive Officer and President	1,458
Dong Seob Jee	Head of Strategy & Planning Office	737

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IX.	AFFILIATED COMPANIES

1.	Capital Investments between Affiliated Companies

(As of December 31, 2014)
	Invested companies
Investing company	SK Corporation	SK Innovation	SK Energy	SK Global Chemical	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK Securities
SK Holdings		33.4%			25.2%	39.1%	42.3%	44.5%	83.1%
SK Innovation			100.0%	100.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals						0.02%		28.3%
SKC
SK E&C
SK Gas
SK C&C	31.8%									10.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy
SK Seentec
Iriver

Total affiliated companies	31.8%	33.4%	100.0%	100.0%	25.2%	39.2%	42.3%	72.7%	83.1%	10.0%

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	Invested companies
Investing company	SK E&S	SK Gas	DOPCO	CCE	YN Energy	Ko-one Energy Service	Entis	SK Telink	Busan City Gas	Jeonnam City Gas
SK Holdings	94.1%
SK Innovation			41.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom								83.5%
SK Chemicals		45.5%					50.0%
SKC
SK E&C
SK Gas
SK C&C	5.9%
SK E&S				100.0%	100.0%	100.0%			67.3%	100.0%
SK Communications
SK Broadband
SK D&D
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec		10.0%
Iriver

Total affiliated companies	100.0%	55.5%	41.0%	100.0%	100.0%	100.0%	50.0%	83.5%	67.3%	100.0%

59

	Invested companies
Investing company	Gangwon City Gas	JBES	Jeonbuk Integrated Energy	M & Service	SK Wyverns	Infosec	Happynarae	SK Telesys	Gimcheon Energy Services	F&U Credit Info	Hanam Energy Service
SK Holdings
SK Innovation							42.5%
SK Energy
SK Global Chemical
SK Networks
SK Telecom					100.0%		42.5%			50.0%
SK Chemicals
SKC								50.6%
SK E&C
SK Gas							5.0%
SK C&C						100.0%	5.0%
SK E&S	100.0%	100.0%	100.0%						80.0%
SK Communications
SK Broadband
SK D&D
SK Lubricants
SK Shipping
SK Planet				100.0%
SK Hynix
Ko-one Energy Service											100.0%
SK Seentec
Iriver

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	95.0%	50.6%	80.0%	50.0%	100.0%

60

	Invested companies
Investing company	SK D&D	Natruck	SK Hynix	Speed Motor	SK Mobile Energy	SK Petrochemical	SK Communications	SK Planet	SKC Air Gas	SKN service
SK Holdings
SK Innovation					100.0%
SK Energy		100.0%
SK Global Chemical
SK Networks				100.0%						86.5%
SK Telecom			20.1%					100.0%
SK Chemicals
SKC									80.0%
SK E&C
SK Gas	43.5%
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Lubricants
SK Shipping
SK Planet							64.5%
SK Hynix
Ko-one Energy Service
SK Seentec						100.0%
Iriver

Total affiliated companies	43.5%	100.0%	20.1%	100.0%	100.0%	100.0%	64.5%	100.0%	80.0%	86.5%

61

	Invested companies
Investing company	Commerce Planet	Initz	SKC Solmics Co., Ltd.	SK Broadband	Bioland	PMP	PS&Marketing	UBcare	PyongTaek Energy Service	Wirye Energy Service
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks
SK Telecom				50.6%			100.0%
SK Chemicals		66.0%						44.0%
SKC			40.9%		23.6%
SK E&C
SK Gas
SK C&C
SK E&S						100.0%			100.0%	89.5%
SK Communications
SK Broadband
SK D&D
SK Lubricants
SK Shipping
SK Planet	100.0%
SK Hynix
Ko-one Energy Service
SK Seentec
Iriver

Total affiliated companies	100.0%	66.0%	40.9%	50.6%	23.6%	100.0%	100.0%	44.0%	100.0%	89.5%

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	Invested companies
Investing company	Jeju United FC	MKS Guarantee	SK Forest	SK Lubricants	SKC Lighting	Bizen	SK HY ENG	HYSTEC	Silicon File	SK Biopharmaceuticals
SK Holdings			100.0%							100.0%
SK Innovation				100.0%
SK Energy	100.0%
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals
SKC					100.0%
SK E&C
SK Gas
SK C&C						99.0%
SK E&S
SK Communications
SK Broadband
SK D&D		100.0%
SK Lubricants
SK Shipping
SK Planet
SK Hynix							100.0%	100.0%	100.0%
Ko-one Energy Service
SK Seentec
Iriver

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	99.0%	100.0%	100.0%	100.0%	100.0%

63

	Invested companies
Investing company	SK Seentec	Daejeon Pure Water	Gwangju Pure Water	SKW	Television Media Korea	Network O&S	Service Ace	Service Top	SK Pinx	U base Manufacturing Asia
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks									100.0%
SK Telecom						100.0%	100.0%	100.0%
SK Chemicals	100.0%
SKC			90.0%
SK E&C		32.0%		42.0%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Lubricants										100.0%
SK Shipping
SK Planet						51.0%
SK Hynix
Ko-one Energy Service
SK Seentec
Iriver

Total affiliated companies	100.0%	32.0%	42.0%	90.0%	51.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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	Invested companies
Investing company	Ulsan Aromatics	SK Continental E-Motion Korea	G.Hub	SK Incheon Petrochem	SK Trading International	Boryeong LNG Terminal	Neos Networks	SK Encar	Iriver	Iriver CS	SK Advanced
SK Holdings
SK Innovation		100.0%		100.0%	100.0%
SK Energy
SK Global Chemical	50.0%
SK Networks
SK Telecom							66.7%		49.0%
SK Chemicals
SKC
SK E&C
SK Gas			100.0%								65.0%
SK C&C								50.0%
SK E&S						50.0%
SK Communications
SK Broadband
SK D&D
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec										100.0%

Total affiliated companies	50.0%	100.0%	100.0%	100.0%	100.0%	50.0%	66.7%	50.0%	49.0%	100.0%	65.0%

*	Change in company names:

•	Ulsan Aromatics changed its name from Arochemi

•	Happynarae changed its name from MRO Korea

•	Bizen changed its name from Telsk

•	SK Hystec changed its name from Hystec

•	SK HY ENG changed its name from Hynix Engineering

•	Entis changed its name from SK Sci-tech

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X.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	1,425	—	204	1,221	—	—

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

A.	Investment and Disposition of Investment

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction date	Base date	Transaction items	Transaction amount
PS&Marketing	Affiliate	Equity investment	April 2, 2014	As of the date of acquisition	Common shares	100,000

Iriver	Affiliate	Equity investment	December 22, 2014	As of the date of acquisition	Common shares	25,000

B.	Acquisition and Sale of Securities

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction date	Base date	Transaction items	Transaction amount
Iriver	Affiliate	Securities acquisition	December 22, 2014	As of the date of acquisition	Convertible bonds	5,000

C.	Transfer of Assets

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Transferred Assets	Purpose of Transfer	Date of Transfer	Purchase Price	Sale Price
SK Telesys	Affiliate	Machinery and equipment	Disposition of assets	December 11, 2014	—	109
SK Encar	Affiliate	Vehicles and transportation equipment	Disposition of assets	November 17, 2014	—	12	—
Total					—	121	—

D.	Transfer of Business

None.

66

3.	Transactions with the Largest Shareholder

(Unit: in millions of Won)

Name (Corporate name)	Relationship	Investment	Transaction period	Transaction items	Transaction amount
SK Broadband	Affiliate	Sales/Purchases	January 1, 2014 to December 31, 2014	Interconnection revenue, etc.	703,058
PS&Marketing	Affiliate	Sales/Purchases	January 1, 2014 to December 31, 2014	Marketing commissions, etc.	846,696

4.	Related Party Transactions

See note 37 of the notes to our consolidated financial statements for more information regarding related party transactions.

5.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Seoul E&T and others	Agency	Long-term and short-term loans	84,760	196,738	198,759	82,739	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,102	45	—	22,147	—	—
Wave City Development, Inc.	Investee	Short-term loans	1200		—	1,200	—	—

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XI.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

None.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
27th Fiscal Year Meeting of Shareholders (March 11, 2011)

1.      Approval of the financial statements for the  year ended December 31, 2010

2.      Approval of Remuneration Limit for Directors

3.      Amendment to Company Regulation on  Executive Compensation

4.      Election of directors

•    Election of inside directors

•    Election of independent directors

•    Election of independent directors as Audit Committee members

Approved (Cash dividend, ￦8,400 per share)

Approved

Approved (￦12 billion)

Approved (Sung Min Ha, Jin Woo So)

Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)

Approved (Jay Young Chung, Jae Ho Cho)

1st Extraordinary Meeting of Shareholders of 2011 (August 31, 2011)	1. Approval of the Spin-off Plan 2. Election of director	Approved (Spin-off of SK Planet) Approved (Jun Ho Kim)

28th Fiscal Year Meeting of Shareholders (March 23, 2012)

1.      Approval of the financial statements for the  year ended December 31, 2011

2.      Amendment to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of an inside director

•    Election of an independent director

4.      Election of an independent director as Audit  Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, ￦8,400 per share) Approved Approved (Young Tae Kim) Approved (Dong Seob Jee) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim) Approved (￦12 billion)

29th Fiscal Year Meeting of Shareholders (March 22, 2013)

1.      Approval of the financial statements for the  year ended December 31, 2012

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of an independent director

4.      Election of an independent director as Audit  Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, ￦8,400 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (￦12 billion)

30th Fiscal Year Meeting of Shareholders (March 21, 2014)

1.      Approval of the financial statements for the  year ended December 31, 2013

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of an independent director

•    Election of an independent director

•    Election of an independent director

4.      Election of an independent director as Audit  Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, ￦8,400 per share) Approved Approved (Sung Min Ha) Approved (Jay Young Chung) Approved (Jae Hoon Lee) Approved (Jae Hyeon Ahn) Approved (Jae Hyeon Ahn) Approved (￦12 billion)

31st Fiscal Year Meeting of Shareholders (March 20, 2015)

1.      Approval of the financial statements for the  year ended December 31, 2014

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

4.      Election of an independent director as Audit  Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, ￦8,400 per share) Approved Approved (Dong Hyun Jang) Approved (Jae Hoon Lee) Approved (￦12 billion)

68

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay ￦570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court which ruled in favor of the Company on September 4, 2014. KOMCA filed an appeal at the Supreme Court of Korea, and on January 15, 2015, the Supreme Court of Korea affirmed the Seoul High Court’s decision. There is no impact on the Company’s business or results of operation as the final outcome of this litigation has been rendered in favor of the Company.

B.	Other Matters

None.

[SK Broadband]

A.	Material Legal Proceedings

(1)	SK Broadband as the plaintiff

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim against Welcome Savings Bank	March 2014	353,403	Pending before district court
Dispute to dismiss an order to compensate for damages	October 2014	715,121	Pending before district court
Damages claim against Golden Young and others	April 2011	908,166	Pending before appellate court
Total	—	1,976,690	—

(2)	SK Broadband as the defendant

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim by Haein Networks Co., Ltd.	March 2013	101,000	Pending before district court
Damages claim by Mag Telecom Co., Ltd. and others	January 2012	606,000	Pending before district court
Damages claim by GT Com Co., Ltd.	March 2014	101,000	Pending before district court
Others		207,861
Total	—	1,015,861	—

69

The Company does not believe that the outcome of any of the proceedings in which SK Broadband is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

(1) Pledged assets and covenants

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to ￦2,071 million to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to ￦14.2 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

[SK Planet]

A.	Material Legal Proceedings

As of December 31, 2014, there was one pending proceeding with SK Planet as the defendant and the aggregate amount of the claim was ￦78 million. The management cannot reasonably forecast the outcome of this case and no amount in connection with this proceeding was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

None.

[SK Communications]

A.	Material Legal Proceedings

As of December 31, 2014, the aggregate amount of claims was ￦2.1 billion. The Company successfully defended some but not all suits relating to a leak of personal information of subscribers of NATE. Relevant proceedings remain pending at various courts in Korea. The management cannot reasonably forecast the outcome of the pending proceedings, and as a result, adjustments were not made in the financial statements of the Company. The Company does not believe that the outcome of any of the proceedings in which SK Communications is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of December 31, 2014 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
Seoul Guarantee Insurance Company	Provisional deposit guarantee insurance for bonds	863,000
Seoul Guarantee Insurance Company	Support for production and publication of cartoon series	160,000

70

[PS&Marketing]

A.	Other Contingent Liabilities

Shinhan Bank has provided a payment guarantee of ￦3 billion for PS&Marketing’s purchase of mobile devices from Apple Korea Ltd.

3.	Status of sanctions, etc.

[SK Telecom]

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of ￦21,928 million. The Company filed an administrative proceeding to appeal the order and the Seoul High Court ruled against it on October 29, 2014. The Company appealed the decision, and the case is currently pending before the Supreme Court of Korea.

On February 6, 2012, the Company received three penalty points and was imposed a fine of ￦3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2012.

On July 4, 2012, the Fair Trade Commission issued correctional orders and imposed fines on the Company and seven affiliated companies for alleged unfair advantage provided to SK C&C, an affiliated company, in services fees for information technology system management and operation. The Company and SK Planet were imposed fines of ￦25,042 million and ￦1,349 million, respectively. The Company and the seven affiliated companies appealed the orders and on May 14, 2014, won the suit at the Seoul High Court. The Fair Trade Commission appealed the decision, and the case is currently pending before the Supreme Court of Korea.

On December 24, 2012, the Korea Communications Commission imposed on the Company a fine of ￦6.89 billion, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2013.

On January 11, 2013, the Company received a correctional order and a fine of ￦100 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the Company’s transactions with its distribution network. The Company paid the fine by May 10, 2013.

On March 14, 2013, the Korea Communications Commission imposed on the Company a fine of ￦3.14 billion and issued a correctional order in a case for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by April 2013.

On July 18, 2013, the Korea Communications Commission imposed on the Company a fine of ￦36.5 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by August 2013.

On August 21, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated procedural regulations related to terms and conditions of usage. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by November 2013.

71

On September 16, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to wholesale provision of telecommunication services. The Company completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by October 2013.

On November 15, 2013, the Korea Communications Commission imposed a fine of ￦676 million and issued a correctional order for limiting termination of telecommunication services. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by December 2013.

On December 27, 2013, the Korea Communications Commission imposed on the Company a fine of ￦56.0 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2014.

On March 7, 2014, the MSIP imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company suspended its operations during the period between April 5, 2014 and May 19, 2014, and reported to the MSIP on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of ￦16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2014. The Company suspended acquisition of new customers during the period beginning September 11, 2014 and ending September 17, 2014, and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, our former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

On August 21, 2014, the Korea Communications Commission imposed on the Company a fine of ￦37.1 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On December 4, 2014, the Korea Communications Commission imposed on the Company a fine of ￦800 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2015.

On March 12, 2015, the Korea Communications Commission imposed on the Company a fine of ￦934 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s compensation programs for used handsets. The Company plans to pay the fine and implement the improvement of the procedures and report to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2015.

72

[SK Broadband]

(1)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: July 11, 2014

•	Subject: SK Broadband

•	Sanction: SK Broadband received a correctional order (relating to the failure to notify consumers of information relating to cancellations of purchases) and a fine of ￦1 billion.

•	Reason and the Relevant Law: Violated Article 13 of the Act on Consumer Protection in Electronic Commerce by not having notified consumers of the procedures for cancellation of purchases for paid IPTV contents.

•	Status of Implementation: Implemented voluntary improvements to notify consumers of cancellation procedures for such purchase prior to a decision by the Fair Trade Commission.

•	Company’s Plan: Implement the correctional order and pay the fine.

(2)	Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 16, 2014

•	Subject: SK Broadband

•	Sanction: SK Broadband was imposed a fine of ￦3 million.

•	Reason and the Relevant Law: Violated Articles 59 and 76 of the Act on Facilitation of the Use of Information Network and Protection of Information and Article 76 of the Enforcement Decree of the Act by not having designated proper contacts for the users of telecommunications billing services to raise objections and protect rights and interests of the users and by not having provided the contact information on the Internet or other means of communication.

•	Status of Implementation: Paid the fine, designated contact persons for user protection of telecommunications billing services, provided contact information on the Company’s website, and paid the fine.

•	Company’s Plan: Designate contact persons for user protection of telecommunications billing services and provide contact information to users.

(3)	Violation of the Telecommunication Business Act

•	Date: August 21, 2013

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•	Reason and the Relevant Law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act for use of subscription agreements that omitted certain material terms and conditions pertaining to high-speed Internet usage.

•	Status of Implementation: Completed revision of subscription agreements to include material terms and conditions pertaining to high-speed Internet usage. Has distributed information sheets on current terms and conditions to new subscribers since November 25, 2013.

•	Company’s Plan: Improve operations including through revision of subscription agreements.

73

(4)	Violation of the Telecommunication Business Act

•	Date: June 5, 2013

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•	Reason and the Relevant Law: Improperly delayed cancellations of high-speed Internet subscribers and violated Articles 42 and 50 of the Telecommunication Business Act.

•	Status of Implementation: Improving operating procedures to stop the prohibited practice due for completion in August, completed amendment of the terms of service and published the sanction in newspapers.

•	Company’s Plan: Improve cancellation procedures to prevent recurrence of the cancellation delays.

(5)	Violation of accounting rules

•	Date: December 13, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of ￦39 million from the Korea Communications Commission.

•	Reason and the relevant law: Business report for 2011 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s plan: Will improve accounting management system.

(6)	Violation of the Telecommunications Business Act

•	Date: May 18, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order and a fine of ￦253 million

•	Reason and relevant law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act and Article 50, Paragraph 1 of the related Enforcement Decree for offering discounts outside the terms and conditions of the subscription agreement to certain subscribers and thereby discriminating against certain subscribers

•	Status of implementation: Paid the fine, ceased the prohibitive practice, disclosed receiving the correctional order in a newspaper advertisement and changed business practice to prevent reoccurrence.

•	Company’s plan: Continuous management of the company’s distribution network and improve the company’s distribution structure.

(7)	Violation of accounting rules

•	Date: January 20, 2012

•	Subject Company: SK Broadband

74

•	Sanction: SK Broadband was imposed a fine of ￦54 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Will improve accounting management system.

(8)	Violation of the Telecommunication Business Act

•	Date: November 23, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of ￦30 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Violated Telecommunication Business Act by allocating “060” number without prior review and charging fees for the service usage.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, improved operating procedures and reported the results.

•	Company’s Plan: Will improve operating procedures.

(9)	Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: July 14, 2011

•	Subject: SK Broadband and a former officer of SK Broadband

•	Sanction: SK Broadband was imposed a fine of ￦15 million and the former officer was imposed a fine of ￦5 million.

•	Reason and the Relevant Law: Violated Articles 24 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

(10)	Violation of the Telecommunication Business Act

•	Date: February 21, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a correctional order and a fine of ￦3.2 billion from the Korea Communications Commission.

•	Reason and the Relevant Law: Improperly discriminated subscribers with respect to the fee reduction in the process of acquiring high-speed Internet subscribers. Violated Article 50 of the Telecommunication Business Act and Article 42 of the Enforcement Decree.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, published the sanction in newspapers, improved operating procedures and amended the terms of services.

75

•	Company’s Plan: Continue to monitor marketing networks, improve marketing procedures, distribute incentive items directly and reduce incentive items.

4.	Important Matters That Occurred After December 31, 2014

[SK Telecom]

On March 20, 2015, the Company’s board of directors resolved to enter into a share exchange agreement in connection with the comprehensive exchange of the Company’s treasury shares for the issued and outstanding shares of SK Broadband (such transaction, the “Share Exchange”), excluding the shares of SK Broadband held by the Company as of the date of the Share Exchange, in order to acquire all of the shares of SK Broadband.

•	Share exchange ratio: 0.0168936 treasury shares of SK Telecom in exchange for one registered common share of SK Broadband

•	Shares to be exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of the Share Exchange agreement: March 23, 2015

•	Record date for the small-scale share swap: April 6, 2015

•	Date of Board of Directors’ meeting for approval of the Share Exchange: May 6, 2015

•	Date of Share Exchange: June 9, 2015

* The aforementioned schedule is subject to change due to consents or approvals required under applicable laws or based on discussions with relevant institutions. For more information, please refer to the Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2015 and the Form 6-K/A furnished to the SEC on April 8, 2015 as well as our future filings with the SEC to be filed on Form CB.

5.	Use of Proceeds

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

(As of December 31, 2014)			(Unit: in millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds*	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

*	In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized ￦135.1 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders.

76

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Yong Hwan Lee
(Signature)

Name: Yong Hwan Lee
Title: Senior Vice President

Date: April 20, 2015

Exhibit 99.1

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2014 and 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2014 and 2013 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The accompanying consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, were audited by us in accordance with the previous auditing standards generally accepted in the Republic of Korea. We did not audit the financial statements of SK Broadband Co.,Ltd., a domestic subsidiary, and an associate whose financial statements represent 21.2% of the Group’s consolidated total assets as of December 31, 2013 and 11.7% of the Group’s consolidated operating revenue and 33.6% of the Group’s profit before income tax for the year then ended. Other auditors audited those financial statements and our report, insofar as it relates to the amounts included for these entities, was based solely on the report of other auditors.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2015

This report is effective as of February 23, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	Note	December 31, 2014		December 31, 2013
Assets
Current Assets:
Cash and cash equivalents	31,35,36	￦	834,429	1,398,639
Short-term financial instruments	6,31,35,36,37,38		313,068	311,474
Short-term investment securities	9,35,36		280,161	106,068
Accounts receivable—trade, net	7,31,35,36,37		2,392,150	2,257,316
Short-term loans, net	7, 35,36,37		74,512	79,395
Accounts receivable—other, net	7, 35,36,37		690,527	643,603
Prepaid expenses			134,404	108,909
Derivative financial assets	23, 35,36		—	10
Inventories, net	8,38		267,667	177,120
Assets classified as held for sale	10		10,510	3,667
Advanced payments and other	7,9, 35,36,37		85,720	37,214

Total Current Assets			5,083,148	5,123,415

Non-Current Assets:
Long-term financial instruments	6, 35,36,38		631	8,142
Long-term investment securities	9, 35,36		956,280	968,527
Investments in associates and joint ventures	13		6,298,088	5,325,297
Property and equipment, net	14,37,38		10,567,701	10,196,607
Investment property, net	15		14,997	15,811
Goodwill	16		1,917,595	1,733,261
Intangible assets, net	17		2,483,994	2,750,782
Long-term loans, net	7, 35,36,37		55,728	57,442
Long-term accounts receivable—other	7,35,36		3,596	—
Long-term prepaid expenses	38		51,961	32,008
Guarantee deposits	6,7, 35,36,37		285,144	249,600
Long-term derivative financial assets	23,35,36		70,035	41,712
Deferred tax assets	2,32		25,083	26,322
Other non-current assets	7, 35,36		127,252	47,589

Total Non-Current Assets			22,858,085	21,453,100

Total Assets		￦	27,941,233	26,576,515

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2014 and 2013

(In millions of won)	Note	December 31, 2014		December 31, 2013
Liabilities and Equity
Current Liabilities:
Short-term borrowings	18,31,35,36	￦	366,600	260,000
Current installments of long-term debt, net	18,31,35,36		590,714	1,042,276
Current installments of finance lease liabilities	21,31,35,36		3,804	19,351
Current installments of long-term payables – other	19,35,36		189,389	206,800
Accounts payable—trade	35,36,37		275,495	214,716
Accounts payable—other	35,36,37		1,381,850	1,864,024
Withholdings	35,36,37		1,053,063	728,936
Accrued expenses	35,36		952,418	988,193
Income tax payable	32		99,236	112,316
Unearned revenue			327,003	441,731
Derivative financial liabilities	23, 35,36		—	21,171
Provisions	20		51,075	66,775
Advance receipts	34,35		129,255	102,931
Liabilities classified as held for sale	10		408	—

Total Current Liabilities			5,420,310	6,069,220

Non-Current Liabilities:
Debentures, excluding current installments, net	18,31, 35,36		5,649,158	4,905,579
Long-term borrowings, excluding current installments	18,31, 35,36		149,720	104,808
Long-term payables—other	19, 35,36		684,567	838,585
Long-term unearned revenue			19,659	50,894
Finance lease liabilities	21,31, 35,36		26	3,867
Defined benefit liabilities	22		91,587	74,201
Long-term derivative financial liabilities	23, 35,36		130,889	103,168
Long-term provisions	20		36,013	28,106
Deferred tax liabilities	32		444,211	168,825
Other non-current liabilities	35,36		66,823	62,705

Total Non-Current Liabilities			7,272,653	6,340,738

Total Liabilities			12,692,963	12,409,958

Equity
Share capital	1,24		44,639	44,639
Capital surplus and other capital adjustments	24,25,26		277,998	317,508
Retained earnings	27		14,188,591	13,102,495
Reserves	28		(4,489)	(12,270)

Equity attributable to owners of the Parent Company			14,506,739	13,452,372
Non-controlling interests			741,531	714,185

Total Equity			15,248,270	14,166,557

Total Liabilities and Equity		￦	27,941,233	26,576,515

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2014 and 2013

(In millions of won except for per share data)	Note	2014		2013
Continuing operations
Operating revenue:	5,37
Revenue		￦	17,163,798	16,602,054

Operating expense:	37
Labor cost	22		1,659,777	1,561,358
Commissions paid			5,692,680	5,498,695
Depreciation and amortization	5		2,714,730	2,661,623
Network interconnection			997,319	1,043,733
Leased line			399,014	448,833
Advertising			415,857	394,066
Rent			460,309	443,639
Cost of products that have been resold			1,680,110	1,300,375
Other operating expenses	29		1,318,897	1,238,623

			15,338,693	14,590,945

Operating income	5		1,825,105	2,011,109
Finance income	5,31		126,337	113,392
Finance costs	5,31		(386,673)	(571,203)
Gain related to investments in subsidiaries, associates and joint ventures, net	1,5,13		906,338	706,509
Other non-operating income	30		56,279	74,467
Other non-operating expenses	30		(273,558)	(507,173)

Profit before income tax	5		2,253,828	1,827,101
Income tax expense from continuing operations	32		454,508	400,797

Profit from continuing operations			1,799,320	1,426,304
Discontinued operations
Profit from discontinued operations, net of income taxes	39		—	183,245

Profit for the year	5	￦	1,799,320	1,609,549

Attributable to:
Owners of the Parent Company		￦	1,801,178	1,638,964
Non-controlling interests			(1,858)	(29,415)
Earnings per share	33
Basic earnings per share (in won)		￦	25,154	23,211

Diluted earnings per share (in won)		￦	25,154	23,211

Earnings per share—Continuing operations	33
Basic earnings per share (in won)		￦	25,154	20,708

Diluted earnings per share (in won)		￦	25,154	20,708

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013
Profit for the year		￦	1,799,320	1,609,549
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss:
Remeasurement of defined benefit liabilities	22		(32,942)	5,946
Items that are or may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	28,31		27,267	2,009
Net change in other comprehensive income of investments in associates and joint ventures	13,28		8,187	3,034
Net change in unrealized fair value of derivatives	23,28,31		(45,942)	11,222
Foreign currency translation differences for foreign operations	28		14,944	(3,714)

Other comprehensive income (loss) for the year			(28,486)	18,497

Total comprehensive income		￦	1,770,834	1,628,046

Total comprehensive income attributable to:
Owners of the Parent Company		￦	1,777,519	1,655,570
Non-controlling interests			(6,685)	(27,524)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

	Controlling interest						Non- controlling interests	Total equity
(In millions of won)	Share capital		Capital surplus (deficit) and other capital adjustments	Retained earnings	Reserves	Sub-total
Balance, January 1, 2013	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	(655,946)	—	(655,946)	(2,242)	(658,188)
Total comprehensive income
Profit (loss) for the year		—	—	1,638,964	—	1,638,964	(29,415)	1,609,549
Other comprehensive income		—	—	3,240	13,366	16,606	1,891	18,497

		—	—	1,642,204	13,366	1,655,570	(27,524)	1,628,046
Issuance of hybrid bond		—	398,518	—	—	398,518	—	398,518
Interest on hybrid bond		—	—	(8,420)	—	(8,420)	—	(8,420)
Treasury stock		—	271,536	—	—	271,536	—	271,536
Business combination under common control		—	(61,854)	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(1,809)	—	—	(1,809)	(256,054)	(257,863)

Balance, December 31, 2013	￦	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557

Balance, January 1, 2014	￦	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557
Cash dividends		—	—	(666,802)	—	(666,802)	(170)	(666,972)
Total comprehensive income
Profit (loss) for the year		—	—	1,801,178	—	1,801,178	(1,858)	1,799,320
Other comprehensive income (loss)		—	—	(31,440)	7,781	(23,659)	(4,827)	(28,486)

		—	—	1,769,738	7,781	1,777,519	(6,685)	1,770,834
Interest on hybrid bond		—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in consolidation scope		—	—	—	—	—	23,667	23,667
Business combination under common control		—	(28,641)	—	—	(28,641)	—	(28,641)
Changes in ownership in subsidiaries		—	(10,869)	—	—	(10,869)	10,534	(335)

Balance, December 31, 2014	￦	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,799,320	1,609,549
Adjustments for income and expenses	40		2,978,995	3,275,376
Changes in assets and liabilities related to operating activities	40		(707,333)	(969,870)

Sub-total			4,070,982	3,915,055
Interest received			56,706	64,078
Dividends received			13,048	10,197
Interest paid			(280,847)	(300,104)
Income tax paid			(182,504)	(130,656)

Net cash provided by operating activities			3,677,385	3,558,570

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			5,627	186,425
Collection of short-term loans			207,439	290,856
Decrease in long-term financial instruments			2,535	16
Proceeds from disposal of long-term investment securities			65,287	287,777
Proceeds from disposal of investments in associates and joint ventures			7,333	43,249
Proceeds from disposal of property and equipment			25,143	12,579
Proceeds from disposal of intangible assets			10,917	2,256
Proceeds from disposal of assets held for sale			3,667	190,393
Collection of long-term loans			4,454	13,104
Decrease in deposits			8,891	8,509
Proceeds from disposal of other non-current assets			94	683
Proceeds from disposal of subsidiaries			—	215,939

Sub-total			341,387	1,251,786
Cash outflows for investing activities:
Increase in short-term investment securities, net			(174,209)	(45,032)
Increase in short-term loans			(202,501)	(279,926)
Increase in long-term loans			(4,341)	(4,050)
Increase in long-term financial instruments			(2,522)	(7,510)
Acquisition of long-term investment securities			(41,305)	(22,141)
Acquisition of investments in associates and joint ventures			(60,020)	(97,366)
Acquisition of property and equipment			(3,008,026)	(2,879,126)
Acquisition of intangible assets			(130,667)	(243,163)
Cash held by disposal group classified as held for sale			(552)	—
Increase in deposits			(6,903)	(83,314)
Increase in other non-current assets			(18,233)	(1,830)
Acquisition of business, net of cash acquired			(375,273)	(94,805)

Sub-total			(4,024,552)	(3,758,263)

Net cash used in investing activities		￦	(3,683,165)	(2,506,477)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net		￦	102,868	—
Issuance of debentures			1,255,468	1,328,694
Proceeds from long-term borrowings			62,552	105,055
Issuance of hybrid bond			—	398,518
Cash inflows from settlement of derivatives			200	19,970

Sub-total			1,421,088	1,852,237
Cash outflows for financing activities:
Decrease in short-term borrowings, net			—	(340,245)
Repayment of long-term account payables-other			(207,791)	(161,575)
Repayment of debentures			(1,039,938)	(771,976)
Repayment of long-term borrowings			(23,284)	(467,217)
Cash outflows from settlement of derivatives			(6,444)	—
Payment of finance lease liabilities			(19,388)	(20,342)
Payment of dividends			(666,802)	(655,946)
Payment of interest on hybrid bond			(16,840)	—
Decrease in cash from consolidated capital transaction			—	(8,093)

Sub-total			(1,980,487)	(2,425,394)

Net cash used in financing activities			(559,399)	(573,157)

Net increase (decrease) in cash and cash equivalents			(565,179)	478,936
Cash and cash equivalents at beginning of the year			1,398,639	920,125
Effects of exchange rate changes on cash and cash equivalents			969	(422)

Cash and cash equivalents at end of the year		￦	834,429	1,398,639

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2014, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	5,722,692	7.09
Institutional investors and other minority stockholders	44,850,192	55.54
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2014 and 2013 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2014	Dec. 31, 2013
SK Telink Co., Ltd.	Korea	Telecommunication and MVNO service	83.5	83.5
M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment association	56.0	56.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
Iconcube Holdings, Inc.(*1)	Korea	Investment association	100.0	—
Iconecube, Inc.(*1)	Korea	Internet website services	100.0	—
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Neosnetworks Co.,Ltd.(*1,2)	Korea	Guarding of facilities	66.7	—
IRIVER LIMITED(*1,3)	Korea	Manufacturing digital audio players and other portable media devices.	49.0	—
Iriver CS Co., Ltd.(*1)	Korea	After-sales service and logistics agency	100.0	—
iriver Enterprise Ltd.(*1)	Hong Kong	Management of Chinese subsidiary	100.0	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2014	Dec. 31, 2013
iriver America Inc.(*1)	USA	Marketing and sales in North America	100.0	—
iriver Inc.(*1)	USA	Marketing and sales in North America	100.0	—
iriver China Co., Ltd.(*1)	China	Sales and manufacturing MP3,4 in China	100.0	—
Dongguan iriver Electronics Co., Ltd.(*1)	China	Sales and manufacturing e-book in China	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment association	100.0	100.0
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment association	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0
shopkick Management Company, Inc.(*1)	USA	Investment association	95.2	—
shopkick, Inc.(*1)	USA	Mileage-based online transaction app development	100.0	—

(*1)	Changes in subsidiaries are explained in note 1-(4).
(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements (See Note 11).
(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have de facto control since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed (See Note 11).

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the Group’s consolidated financial statements are not material considering both individual and overall quantitative and qualitative effects.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2014 is as follows:

(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	324,028	184,074	139,954	465,463	13,073
M&Service Co., Ltd.		79,476	37,505	41,971	133,789	7,458
SK Communications Co., Ltd.		176,168	41,987	134,181	93,910	(18,386)
Stonebridge Cinema Fund		11,137	320	10,817	—	383
Commerce Planet Co., Ltd.		26,078	27,259	(1,193)	64,509	933
SK Broadband Co., Ltd.		3,109,991	1,988,379	1,121,612	2,654,381	4,307
K-net Culture and Contents Venture Fund		21,094	4	21,090	—	4,920
Fitech Focus Limited Partnership II		19,301	—	19,301	—	(2,055)
Open Innovation Fund		21,765	—	21,765	—	(6,266)
PS&Marketing Corporation		544,292	336,221	208,071	1,627,217	2,817
Service Ace Co., Ltd.		66,336	37,770	28,566	207,427	3,570
Service Top Co., Ltd.		57,032	36,723	20,309	188,835	3,503
Network O&S Co., Ltd.		71,348	45,770	25,578	211,916	3,823
BNCP Co., Ltd.		6,785	5,887	898	12,869	(1,505)
Iconcube Holdings, Inc.(*1)		1,415	515	900	630	(2,284)
SK Planet Co., Ltd.		2,579,286	746,832	1,832,454	1,512,492	1,593
Neosnetworks Co.,Ltd.		31,633	13,251	18,382	33,302	(1,989)
IRIVER LIMITED(*2)		61,945	14,392	47,553	53,192	2,345
SK Telecom China Holdings Co., Ltd.		37,877	2,335	35,542	12,420	1,058
Shenzhen E-eye High Tech Co., Ltd.		15,566	408	15,158	3,637	(1,143)
SK Global Healthcare Business Group., Ltd.		25,874	—	25,874	—	(689)
SK Planet Japan		5,222	1,638	3,584	93	(4,561)
SKT Vietnam PTE. Ltd.		4,242	1,286	2,956	—	(73)
SK Planet Global PTE. Ltd.		4,215	64	4,151	87	(2,543)
SKP GLOBAL HOLDINGS PTE. LTD.		29,529	11	29,518	—	(9,716)
SKT Americas, Inc.		42,159	554	41,605	9,100	(5)
SKP America LLC.		297,981	67	297,914	—	(2,370)
YTK Investment Ltd.		27,944	—	27,944	—	(15,259)
Atlas Investment(*3)		66,825	94	66,731	—	(6,626)
shopkick Management Company, Inc.		230,925	—	230,925	—	—
shopkick, Inc.		28,216	13,698	14,518	—	—

(*1)	The condensed financial information of Iconcube Holdings, Inc. includes financial information of Icon-Cube Co., Ltd., a subsidiary of Iconcube Holdings, Inc.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver CS Co. Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., and Dongguan iriver Electronics Co., Ltd., subsidiaries of IRIVER LIMITED.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2013 is as follows:

(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	252,475	125,807	126,668	433,276	16,024
M&Service Co., Ltd.		68,587	32,626	35,961	130,178	4,176
SK Communications Co., Ltd.		205,792	53,755	152,037	128,272	(41,893)
Stonebridge Cinema Fund		11,974	377	11,597	1	1,320
Commerce Planet Co., Ltd.		26,237	27,333	(1,096)	56,565	587
SK Broadband Co., Ltd.		3,044,349	1,916,721	1,127,628	2,539,366	12,306
K-net Culture and Contents Venture Fund		16,181	12	16,169	—	(16,595)
Fitech Focus Limited Partnership II		21,446	—	21,446	—	(1,179)
Open Innovation Fund		27,996	—	27,996	—	(15,408)
PS&Marketing Corporation		277,300	141,356	135,944	1,095,647	1,369
Service Ace Co., Ltd.		56,276	30,667	25,609	187,961	2,995
Service Top Co., Ltd.		48,369	30,634	17,735	159,364	3,484
Network O&S Co., Ltd.		56,677	32,353	24,324	198,664	2,060
BNCP Co., Ltd.		12,108	6,433	5,675	14,819	(9,019)
SK Planet Co., Ltd.		2,528,054	766,841	1,761,213	1,378,211	201,556
SK Telecom China Holdings Co., Ltd.		36,261	2,052	34,209	17,025	613
Shenzhen E-eye High Tech Co., Ltd.		17,894	1,841	16,053	7,703	(789)
SK Global Healthcare Business Group., Ltd.		27,625	—	27,625	—	831
SK Planet Japan		1,793	280	1,513	394	(1,635)
SKT Vietnam PTE. Ltd.		11,773	8,862	2,911	—	(28,086)
SK Planet Global PTE. Ltd.		697	149	548	331	(1,420)
SKP GLOBAL HOLDINGS PTE. LTD.		20,713	9	20,704	—	1,542
SKT Americas, Inc.		33,876	1,315	32,561	9,207	(6,544)
SKP America LLC.		22,399	12	22,387	—	—
YTK Investment Ltd.		42,118	—	42,118	—	(21,764)
Atlas Investment(*)		40,218	101	40,117	—	(8,248)

(*)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2014 is as follows:

Subsidiary	Reason
Neosnetworks Co., Ltd.
IRIVER LIMITED
Iriver CS Co., Ltd. iriver Enterprise Ltd. iriver America Inc. iriver Inc. iriver China Co., Ltd.	The Parent Company acquired ownership interests during the year ended December 31, 2014. (See Note 11)
Dongguan iriver Electronics Co., Ltd.

Iconcube Holdings, Inc.	Established by spinoff from BNCP Co., Ltd. during the year ended December 31, 2014.

Iconcube, Inc. shopkick Management Company, Inc.	Established by SKP America LLC. during the year ended December 31, 2014.

shopkick, Inc.	Shopkick Management Company, Inc. acquired ownership interests during the year ended December 31, 2014. (See Note 11)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2014 and 2013 are as follows. There were no dividends paid during the years ended December 31, 2014 and 2013 by subsidiaries of which non-controlling interests are significant.

	December 31, 2014
(In millions of won)	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	89,135	463,764
Non-current assets		87,033	2,646,227
Current liabilities		(41,252)	(881,886)
Non-current liabilities		(735)	(1,106,493)
Net assets		134,181	1,121,612
Adjustment for fair value		—	111,561
Net assets of consolidated entities		134,181	1,233,173
Carrying amount of non-controlling interests		47,577	609,638
Revenue	￦	93,910	2,654,381
Profit (loss) for the period		(18,386)	4,307
Amortization of fair value adjustment		—	(1,916)
Profit (loss) of the consolidated entities		(18,386)	2,391
Total comprehensive income (loss)		530	(10,324)
Profit (loss) attributable to non-controlling interests		(6,519)	1,182
Net cash provided by (used in) operating activities	￦	(5,962)	431,760
Net cash used in investing activities		(17,927)	(599,016)
Net cash provided by financing activities		—	119,484
Net decrease in cash and cash equivalents		(23,889)	(47,772)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2014 and 2013 are as follows. There were no dividends paid during the years ended December 31, 2014 and 2013 by subsidiaries of which non-controlling interests are significant., Continued

	December 31, 2013
(In millions of won)	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	108,100	533,597
Non-current assets		97,692	2,510,752
Current liabilities		(51,868)	(938,385)
Non-current liabilities		(1,887)	(978,336)
Net assets		152,037	1,127,628
Adjustment for fair value		—	113,478
Net assets of consolidated entities		152,037	1,241,106
Carrying amount of non-controlling interests		53,856	613,560
Revenue	￦	128,272	2,539,366
Profit (loss) for the period		(41,893)	12,306
Amortization of fair value adjustment		—	(30,977)
Loss of the consolidated entities		(41,893)	(18,671)
Total comprehensive loss		(43,318)	(13,059)
Loss attributable to non-controlling interests		(14,853)	(9,231)
Net cash provided by (used in) operating activities	￦	(22,867)	440,036
Net cash provided by (used in) investing activities		41,788	(329,346)
Net cash provided by (used in) financing activities		19	(129,181)
Net increase (decrease) in cash and cash equivalents		18,940	(18,491)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 5, 2015, which will be submitted for approval at the shareholders’ meeting to be held on March 20, 2015.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	revenue : Note 4.(22))

•	consolidation : Note 4.(2))

•	classification of lease : Note 4.(14))

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit obligations, recognition of deferred tax assets (liabilities), and commitments and contingencies.

3)	Fair value measurement

Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 36.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it controls the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Changes in Accounting Policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 4 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to standards with a date of initial application of January 1, 2014.

(1)	Offsetting Financial Assets and Financial Liabilities

The Group has adopted amendments to K-IFRS 1032, ‘Offsetting Financial Assets and Financial Liabilities’ since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle.

There is no material impact of the application of this amendment on the consolidated financial statements.

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for those as described in Note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The chief operating decision maker does not receive any information about segment assets and liabilities

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. If goodwill incurs as a result of business combination, the Group performs impairment test on an annual basis and recognizes gain from bargain purchases through profit or loss. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration and recognizes through profit or loss.

Entire or certain portion of market-based measure of replacement award for share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment transactions with share-based payment transactions of the acquirer is included in measurement of contingent considerations. Portion of a replacement award that is part of the consideration transferred for the acquiree and the portion that is remuneration for post-combination service is determined by comparing market-based measure of the awards of acquire and replacement awards that is attributable to pre-combination service.

(ii)	Non-controlling interests

The Group measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement have rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

(vi) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)	Business combinations under common control

The assets and liabilities acquired from the combination of entities or business under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from other capital adjustments.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent to initial recognition, an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases
At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligations, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19)	Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(19)	Foreign currencies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic short and long distance charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(iv)	Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset sales and wireless telecommunication services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if (a) there is a legally enforceable right to offset the related current tax liabilities and assets, (b) they relate to income taxes levied by the same tax authority and (c) they intend to settle current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(26)	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

(27)	New standards and interpretations not yet adopted

The following amendment to existing standards has been published and are mandatory for the Group for annual periods beginning on or after July 1, 2014. The Group has not early adopted it.

As of December 31, 2014, management is not able to evaluate the impact, if any, of applying this standard on its financial position and results of operations.

1)	K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

5.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s Internet portal services and other immaterial operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as Others.

(1)	Segment information as of and for the years ended December 31, 2014 and 2013 is as follows:

	2014
(In millions of won)	Cellular Services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated amount
Total revenue	￦	15,248,039	3,119,845	1,884,784	20,252,668	(3,088,870)	17,163,798
Inter-segment revenue		1,720,158	669,925	698,787	3,088,870	(3,088,870)	—
External revenue		13,527,881	2,449,920	1,185,997	17,163,798	—	17,163,798
Depreciation and amortization		2,113,510	501,623	99,597	2,714,730	—	2,714,730
Operating income (loss)		1,754,433	80,423	(9,751)	1,825,105	—	1,825,105
Finance income and costs, net							(260,336)
Gain related to investments in subsidiaries, associates and joint ventures, net							906,338
Other non-operating income and expense, net							(217,279)

Profit from continuing operations before income tax							2,253,828
Total assets		23,451,471	3,434,020	3,202,833	30,088,324	(2,147,091)	27,941,233
Total liabilities		9,626,724	2,172,454	924,683	12,723,861	(30,898)	12,692,963

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

5.	Operating Segments, Continued

	2013
(In millions of won)	Cellular Services		Fixed-line telecommu- nication services	Others	Total segments	Consolidation adjustments	Consolidated Amount
Total revenue	￦	14,501,829	2,972,642	1,741,599	19,216,070	(2,614,016)	16,602,054
Inter-segment revenue		1,186,297	648,253	779,466	2,614,016	(2,614,016)	—
External revenue		13,315,532	2,324,389	962,133	16,602,054	—	16,602,054
Depreciation and amortization		2,019,531	522,155	119,937	2,661,623	—	2,661,623
Operating income (loss)		1,986,106	55,625	(30,622)	2,011,109	—	2,011,109
Finance income and costs, net							(457,811)
Gain related to investments in subsidiaries, associates and joint ventures, net							706,509
Other non-operating income and expense, net							(432,706)

Profit from continuing operations before income tax							1,827,101
Total assets		23,263,268	3,288,275	3,075,321	29,626,864	(3,050,349)	26,576,515
Total liabilities		9,744,248	2,033,978	901,563	12,679,789	(269,831)	12,409,958

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2014 and 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2014 and 2013 are summarized as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Short-term financial instruments	￦
Charitable fund(*)		86,000	76,500
Other		4,321	5,134
Long-term financial instruments
Charitable fund(*)		—	7,500
Other		612	89
Guarantee deposits		280	40

	￦	91,213	89,263

(*)	The Group established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2014, the funds cannot be withdrawn.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2014 and 2013 are as follows:

	December 31, 2014
(In millions of won)	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable – trade	￦	2,614,059	(221,909)	2,392,150
Short-term loans		75,199	(687)	74,512
Accounts receivable – other		769,115	(78,588)	690,527
Accrued income		10,134	—	10,134
Others		3,865	—	3,865

		3,472,372	(301,184)	3,171,188
Non-current assets:
Long-term loans		82,735	(27,007)	55,728
Long-term accounts receivable—other		3,596	—	3,596
Guarantee deposits		285,144	—	285,144
Long-term accounts receivable—trade		68,536	—	68,536

		440,011	(27,007)	413,004

	￦	3,912,383	(328,191)	3,584,192

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2014 and 2013 are as follows, Continued:

	December 31, 2013
(In millions of won)	Gross amount		Allowances for impairment	Carrying Amount
Current assets:
Accounts receivable – trade	￦	2,482,001	(224,685)	2,257,316
Short-term loans		80,129	(734)	79,395
Accounts receivable – other		715,405	(71,802)	643,603
Accrued income		11,970	(29)	11,941
Others		2,548	—	2,548

		3,292,053	(297,250)	2,994,803
Non-current assets:
Long-term loans		84,176	(26,734)	57,442
Guarantee deposits		249,600	—	249,600
Long-term accounts receivable – trade		13,154	—	13,154

		346,930	(26,734)	320,196

	￦	3,638,983	(323,984)	3,314,999

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the years ended December 31, 2014 and 2013 were as follows:

(In millions of won)	2014		2013
Balance at January 1	￦	323,984	300,668
Increase of bad debt allowances		63,697	79,330
Reversal of allowances for doubtful accounts		—	(359)
Write-offs		(89,529)	(76,697)
Other		30,039	21,042

Balance at December 31	￦	328,191	323,984

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2014 and 2013 are as follows:

	December 31, 2014			December 31, 2013
(In millions of won)	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,831,243	1,089,001	1,882,607	938,131
Overdue but not impaired		76,671	3,481	46,773	2,030
Impaired		774,681	137,306	565,775	203,667

		2,682,595	1,229,788	2,495,155	1,143,828
Allowances for doubtful accounts		(221,909)	(106,282)	(224,685)	(99,299)

	￦	2,460,686	1,123,506	2,270,470	1,044,529

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

7.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2014 and 2013 are as follows:

	December 31, 2014			December 31, 2013
(In millions of won)	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	￦	25,254	1,795	12,036	20
1 ~ 3 months		26,469	213	15,686	1,220
3 ~ 6 months		11,641	608	3,610	516
More than 6 months		13,307	865	15,441	274

	￦	76,671	3,481	46,773	2,030

8.	Inventories

Details of inventories as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014				December 31, 2013
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	￦	252,063	(5,325)	246,738	165,080	(3,152)	161,928
Finished goods		1,930	(216)	1,714	1,711	(34)	1,677
Work in process		1,144	(131)	1,013	—	—	—
Raw materials and supplies		19,242	(1,040)	18,202	13,515	—	13,515

	￦	274,379	(6,712)	267,667	180,306	(3,186)	177,120

There are no significant reversals of inventory write-downs for the periods presented.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Beneficiary certificates(*)	￦	277,003	102,828
Current portion of long-term investment securities		3,158	3,240

	￦	280,161	106,068

(*)	The distributions arising from beneficiary certificates as of December 31, 2014 were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Equity securities:
Marketable equity securities	￦	657,286	638,445
Unlisted equity securities(*1)		56,236	47,145
Equity investments(*2)		209,120	239,354

		922,642	924,944
Debt securities:
Public bonds(*3)		158	356
Investment bonds(*4)		36,638	46,467

		36,796	46,823

Total		959,438	971,767
Less current portion of long-term investment securities		(3,158)	(3,240)

Long-term investment securities	￦	956,280	968,527

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Details of maturity for the public bonds as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Less than 1 year	￦	158	356

(*4)	During the year ended December 31, 2014, the Parent Company exercised the conversion right for the convertible bonds of NanoEnTek, Inc., which were the Parent Company is able to exercise significant influence on NanoEnTek, Inc. classified as financial assets at fair value through profit or loss. As a result of this transaction, investments in associates have increased by ￦19,180 million and the difference between carrying amount of the financial assets at fair value and fair value of ￦1,352 million is accounted for as finance costs.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

10.	Assets and Liabilities Classified as Held for Sale

(1)	Subsidiary

During the year ended December 31, 2014, the Group entered into a disposal contract regarding the Group’s ownership interests in Shenzhen E-eye High Tech Co., Ltd., the Parent Company’s subsidiary. Assets and liabilities of the subsidiary amounting to ￦10,510 million and ￦408 million, were reclassified to assets and liabilities held for sale, respectively, and the carrying amount in excess of the fair value less cost to sell was recognized as impairment loss.

(2)	Investments in associates

Non-current assets held for sale relating to investments in associates as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
TR Entertainment(*1)	￦	—	2,611
SK Fans Co., Ltd.(*2)		—	1,056

	￦	—	3,667

(*1)	A disposal contract for the Group’s entire ownership interests in TR Entertainment was entered into during the year ended December 31, 2013 and the investment in the associate was reclassified to assets classified held for sale and an impairment loss of ￦4,019 million was recognized. During the year ended December 31, 2014, the Group disposed of its investments in TR Entertainment.
(*2)	During the year ended December 31, 2013, contract changes for SK Fans Co., Ltd. was made and the Group recognized the difference between the changes and the existing contractual amount as impairment loss. During the year ended December 31, 2014, the Group disposed of its investments in SK Fans Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

11.	Acquisition of Subsidiary

(1)	General information

The Parent Company acquired the ownership interests of Neosnetworks Co., Ltd., IRIVER LIMITED and shopkick, Inc. and they were newly included in the list of subsidiaries during the year ended December 31, 2014.

1)	Neosnetworks Co., Ltd.

On April 2, 2014, the Parent Company acquired the ownership interest of 66.7% of Neosnetworks Co., Ltd., which manages facility guarding services, in order to secure new growth engine in physical security market and obtained the control over Neosnetworks Co., Ltd.

Neosnetworks Co., Ltd. recognized revenue of ￦25,743 million and loss of ￦2,277 million, respectively, from the acquisition date to December 31, 2014.

2)	IRIVER LIMITED

On August 13, 2014, the Parent Company obtained ownership interests of 39.3% by acquiring 10,241,722 shares of IRIVER LIMITED from investment companies in order to develop smart phone applications and media devices such as Bluetooth speakers and ear phones for future growth and additionally acquired 4,960,317 shares by participating in the capital increase. As of the end of December 31, 2014, the Parent Company has the ownership interest of 49% of IRIVER LIMITED. After the Group acquired control over IRIVER LIMITED, IRIVER LIMITED has recognized revenue of ￦16,311 million and a net profit of ￦4,066 million.

3)	shopkick, Inc.

On October 10, 2014, shopkick Management Company, Inc., of which SKP America LLC., a subsidiary of the Parent Company, has the ownership interest of 95.2%, obtained control over shopkick, Inc. by purchasing the ownership interest of 100% of shopkick, Inc. for the purpose of acquiring the platform of its mobile commerce business in the United States and expansion of the Group’s global market position.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

11.	Acquisition of Subsidiary, Continued

(2)	Consideration paid and identifiable assets and liabilities transferred

Consideration paid and identifiable assets acquired and liabilities assumed recognized at the acquisition date are as follows:

(In millions of won)	Neosnetworks Co., Ltd.		IRIVER LIMITED	shopkick, Inc.
Consideration paid
Cash and cash equivalents	￦	23,968	29,503	230,925
Other current liabilities		—	—	18,686
Long-term payables—other (*)		14,500	—	—

		38,468	29,503	249,611

Assets and liabilities in succession
Cash and cash equivalents	￦	16,631	3,098	13,881
Accounts receivable – trade, net		111	11,687	6,541
Inventories, net		—	11,780	727
Property, equipment and intangible assets		11,489	3,153	81,972
Other assets		1,289	6,824	6,236
Accounts payable – trade		(3,411)	(7,113)	(796)
Borrowings and debentures		(2,150)	(2,293)	—
Other liabilities		(3,305)	(6,268)	(13,008)

	￦	20,654	20,868	95,553

Controlling interests		20,654	8,193	91,006
Non-controlling interests		—	12,675	4,547

(*)	During the year ended December 31, 2014, the Parent Company acquired 31,310 shares of Neosnetworks Co., Ltd. (the ownership interest of 66.7%) by purchasing old shares from the pre-existing shareholders and participating in the capital increase. The Parent Company entered into a shareholders’ agreement which granted put options to the pre-existing shareholders for the remaining equity interest of Neosnetworks Co., Ltd. and call options to the Parent Company for those shares if certain conditions are met. In accordance with this shareholders’ agreement, the Group deemed that it assumed the residual equity of the pre-existing shareholders on the acquisition date, and the amount to be paid to the pre-existing shareholders for this acquisition in the future was recorded as long-term payables-other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

12.	Business Combinations

(1)	General information

PS&Marketing Corporation, a subsidiary of the Parent Company, acquired the retail distribution business of IT service department of SK Networks Co., Ltd. on April 30, 2014 in order to strengthen the mid/long-term distribution competitiveness by expanding the retail infrastructure and enlarging the direct management network.

Revenues and profit or loss recognized after the acquisition date by the acquired businesses of PS&Marketing Corporation are not disclosed as the estimate is practically impossible.

In January, 2013, the Parent Company acquired 50% ownership interest in SK Marketing & Company Co., Ltd., advertising and e-commerce agency, from SK Innovation Co., Ltd., a related party under common control, through the additional purchase of shares and obtained control over SK Marketing & Company Co., Ltd., and its subsidiary, M&Service Co., Ltd.

After obtaining control over SK Marketing & Company Co., Ltd, the Parent Company acquired the shares of SK Planet Co., Ltd. by investing its ownership interest of 100% of SK Marketing & Company Co., Ltd. as a form of investment in kind. On February 1, 2013, SK Planet Co., Ltd. merged with SK Marketing & Company Co., Ltd.

As the business combination which occurred during the years ended December 31, 2014 and 2013 was a business combination between entities under common control, the difference between the consideration and book value of net assets was recognized as a capital deficit and other capital adjustments.

(2)	Consideration paid and assets and liabilities transferred as of the acquisition date are as follows:

(In millions of won)	2014		2013
Consideration paid
Cash and cash equivalents	￦	111,330	190,605
Investments in associates (carrying value)		—	141,534
Accounts payables – other		13,156	—

	￦	124,486	332,139
Assets and liabilities transferred
Cash and cash equivalents	￦	—	95,800
Accounts receivable – trade		57,760	132,514
Inventories		94,441	3,472
Property and equipment, and intangible assets		13,010	68,699
Other assets		23,281	457,431
Accounts payable – trade and other		(78,821)	(150,014)
Other liabilities		(13,826)	(337,617)

	￦	95,845	270,285

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2014 and 2013 are as follows:

		December 31, 2014			December 31, 2013
(In millions of won)	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK China Company Ltd.(*1)	China	9.6	￦	35,817	9.6	￦	37,434
Korea IT Fund(*2)	Korea	63.3		240,676	63.3		231,402
Etoos Co., Ltd. (*3)	Korea	—		—	15.6		12,029
KEB HanaCard Co., Ltd.(*4)	Korea	25.4		425,140	49.0		378,616
Candle Media Co., Ltd.(*5)	Korea	35.1		19,486	40.9		21,241
NanoEnTek, Inc.(*6)	Korea	26.0		36,527	9.2		9,312
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		79,394	21.0		77,517
Packet One Network(*1, 5)	Malaysia	13.6		53,670	27.0		60,706
SK Technology Innovation Company	Cayman	49.0		44,052	49.0		53,874
HappyNarae Co., Ltd.	Korea	42.5		15,551	42.5		13,935
SK hynix Inc.(*7)	Korea	20.1		4,849,159	20.6		3,943,232
SK MENA Investment B.V.	Netherlands	32.1		14,015	32.1		13,477
SKY Property Mgmt. Ltd.	Virgin Island	33.0		248,534	33.0		238,278
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,874	49.0		26,562
Daehan Kanggun BcN Co., Ltd. and others	—	—		158,725	—		164,976

Sub-total				6,246,620			5,282,591

Investments in joint ventures
Dogus Planet, Inc.(*8)	Turkey	50.0		11,441	50.0		10,105
PT. Melon Indonesia	Indonesia	49.0		3,564	49.0		3,230
Television Media Korea Ltd.	Korea	51.0		6,944	51.0		8,659
Celcom Planet(*9)	Malaysia	51.0		16,605	—		—
PT XL Planet Digital	Indonesia	50.0		12,914	50.0		20,712

Sub-total				51,468			42,706

Total			￦	6,298,088		￦	5,325,297

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2014 and 2013 are as follows, Continued:

(*1)	Classified as investments in associates as the Group can exercise significant influence through its participation on the board of directors even though the Group has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	Reclassified as available-for-sale financial assets in 2014 as the Group lost the right to appoint directors of this investee and lost significant influence on the investee.
(*4)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Parent Company’s associate, and KEB Card Co., Ltd., the Group exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd.
(*5)	The ownership percentage has been decreased due to disproportionate paid-in capital increase during the year ended December 31, 2014.
(*6)	The carrying amount has increased due to the additional investment and the conversion of convertible bonds during the year ended December 31, 2014.
(*7)	The ownership percentage has been decreased due to the conversion of convertible bonds issued by SK hynix Inc.
(*8)	The carrying amount has increased due to the additional investment during the year ended December 31, 2014.
(*9)	During the year ended December 31, 2014, it was established for online commerce business in Malaysia.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Investments in Associates and Joint Ventures, Continued

(2)	The market price of investments in listed associates as of December 31, 2014 and 2013 are as follows:

(In millions of won, except for share and per share data)	December 31, 2014				December 31, 2013
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
Candle Media Co., Ltd.	￦	734	21,620,360	15,869	810	21,620,360	17,512
NanoEnTek, Inc.		5,710	5,870,290	33,519	5,170	1,807,130	9,343
SK hynix Inc.		47,750	146,100,000	6,976,275	36,800	146,100,000	5,376,480

(3)	The financial information of the significant investees as of and for the years ended December 31, 2014 and 2013 is as follows:

	As of and for the year ended December 31, 2014
(In millions of won)	SK hynix Inc.		KEB HanaCard Co., Ltd.(*)	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	10,363,514	6,716,612	172,775	122,026
Non-current assets		16,519,764	568,065	667,560	258,144
Current liabilities		5,765,304	848,140	62,868	—
Non-current liabilities		3,081,671	5,109,888	242,116	—
Revenue		17,125,566	305,756	81,502	18,883
Profit (loss) from continuing operations		4,195,169	(11,196)	15,006	5,470
Other comprehensive income (loss)		(52,360)	(734)	(6,090)	4,837
Total comprehensive income (loss)		4,142,809	(11,930)	8,916	10,307

(*)	Revenue and net profit of Hana SK Card Co., Ltd. for pre-merger period, amounting to ￦853,506 million and ￦3,521 million, respectively, were not included.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of the significant investees as of and for the years ended December 31, 2014 and 2013 is as follows, Continued:

	As of and for the year ended December 31, 2013
(In millions of won)	SK hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	6,653,123	4,687,020	106,122	132,968
Non-current assets		14,144,175	211,376	695,653	232,566
Current liabilities		3,078,240	2,053,942	137,544	6
Non-current liabilities		4,652,200	2,155,165	163,540	—
Revenue		14,165,102	853,506	76,834	8,161
Profit from continuing operations		2,872,857	3,521	14,408	2,128
Other comprehensive income		6,594	1,906	55,403	—
Total comprehensive income		2,879,451	5,427	69,811	2,128

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2014 and 2013 are as follows:

	As of and for the year ended December 31, 2014
(In millions of won)	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	￦	16,252	38,641	10,022	9,241	30,407
Cash and cash equivalents		5,104	6	4,763	6,710	30,400
Non-current assets		4,543	13,011	3,094	14,589	3,343
Current liabilities		7,188	28,406	5,689	4,198	1,182
Account payable, other payables and provisions		265	3,648	—	—	—
Non-current liabilities		464	377	102	124	—
Account payable, other payables and provisions		464	377	—	124	—
Revenue		16,403	23,897	11,826	1,019	—
Depreciation and amortization		(3,732)	(2,402)	(928)	(1,452)	(1)
Interest income		254	1,154	268	—	—
Interest expense		—	(6)	—	—	—
Income tax expense		—	—	—	(5,334)	—
Profit (loss) from continuing operations		(3,361)	(37,146)	523	(15,596)	(1,479)
Total comprehensive income (loss)		(3,361)	(37,146)	523	(15,596)	(1,479)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2014 and 2013 are as follows, Continued:

	As of and for the year ended December 31, 2013
(In millions of won)	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital
Current assets	￦	18,106	25,508	7,423	31,241
Cash and cash equivalents		14,532	10,723	4,428	30,288
Non-current assets		5,143	9,935	1,658	5,801
Current liabilities		6,385	15,471	2,338	2,133
Account payable, other payables and provisions		6,385	15,386	2,338	2,133
Non-current liabilities		359	142	100	14
Account payable, other payables and provisions		359	1	—	14
Revenue		14,139	7,509	7,475	—
Depreciation and amortization		(4,004)	(1,315)	(397)	(84)
Interest income		410	1,598	289	357
Interest expense		—	(29)	—	(3)
Income tax expense		—	—	—	(513)
Profit (loss) from continuing operations		(6,021)	(29,278)	(575)	3,606
Total comprehensive income (loss)		(6,021)	(29,278)	(575)	3,606

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2014 and 2013 are as follows:

	December 31, 2014
(In millions of won)	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	18,036,453	20.1	3,619,666	1,229,493	4,849,159
KEB HanaCard Co., Ltd.		1,326,649	25.4	337,266	87,874	425,140
SKY Property Mgmt. Ltd.(*)		527,479	33	174,068	74,466	248,534
Korea IT Fund		380,170	63.3	240,676	—	240,676

	December 31, 2013
(In millions of won)	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	13,066,474	20.6	2,687,806	1,255,426	3,943,232
Hana SK Card Co., Ltd.		689,290	49.0	337,752	40,864	378,616
SKY Property Mgmt. Ltd.(*)		494,004	33.0	163,021	75,257	238,278
Korea IT Fund		365,528	63.3	231,402	—	231,402

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the parent company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	37,434	—	(365)	(1,252)	—	—	35,817
Korea IT Fund		231,402	—	3,243	6,031	—	—	240,676
Etoos Co., Ltd.		12,029	—	346	—	—	(12,375)	—
KEB HanaCard Co., Ltd.		378,616	—	(739)	(2,031)	—	49,294	425,140
Candle Media Co., Ltd.		21,241	—	(1,701)	(54)	—	—	19,486
NanoEnTek, Inc.		9,312	7,778	284	(27)	—	19,180	36,527
SK Industrial Development China Co., Ltd.		77,517	—	(791)	2,668	—	—	79,394
Packet One Network		60,706	—	(11,845)	4,809	—	—	53,670
SK Technology Innovation Company		53,874	—	(9,822)	—	—	—	44,052
HappyNarae Co., Ltd.		13,935	—	1,688	(72)	—	—	15,551
SK hynix Inc.		3,943,232	—	916,486	(10,559)	—	—	4,849,159
SK MENA Investment B.V.		13,477	—	(4)	542	—	—	14,015
SKY Property Mgmt. Ltd.		238,278	—	3,438	6,818	—	—	248,534
Xinan Tianlong Science and Technology Co., Ltd.		26,562	—	(688)	—	—	—	25,874
Daehan Kanggun BcN Co., Ltd. and others		164,976	14,172	(18,126)	1,324	(2,363)	(1,258)	158,725

Sub-total		5,282,591	21,950	881,404	8,197	(2,363)	54,841	6,246,620

Investments in joint ventures		—	—	—	—	—	—	—
Dogus Planet, Inc.		10,105	19,677	(18,573)	232	—	—	11,441
PT. Melon Indonesia		3,230	—	256	78	—	—	3,564
Television Media Korea Ltd.		8,659	—	(1,715)	—	—	—	6,944
Celcom Planet		—	17,433	(656)	—	—	(172)	16,605
PT XL Planet Digital		20,712	—	(7,798)	—	—	—	12,914

Sub-total		42,706	37,110	(28,486)	310	—	(172)	51,468

Total	￦	5,325,297	59,060	852,918	8,507	(2,363)	54,669	6,298,088

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the year ended December 31, 2014 and 2013 are as follows, Continued:

	2013
(In millions of won)	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	￦	145,333	—	(3,954)	155	—	(141,534)	—
SK China Company Ltd.		37,628	—	(7,643)	7,449	—	—	37,434
Korea IT Fund		230,016	—	1,348	38	—	—	231,402
JYP Entertainment Corporation (*2)		4,232	—	1,000	58	—	(5,290)	—
Etoos Co., Ltd.		12,037	—	56	(64)	—	—	12,029
HanaSK Card Co., Ltd.		378,457	—	(612)	771	—	—	378,616
Candle Media Co., Ltd.		21,935	—	(782)	88	—	—	21,241
NanoEnTek, Inc.		9,276	—	25	11	—	—	9,312
SK Industrial Development China Co., Ltd.		77,967	—	(1,037)	587	—	—	77,517
Packet One Network		88,389	25	(2,367)	(1,843)	(23,498)	—	60,706
SK Technology Innovation Company		63,559	—	(9,108)	(577)	—	—	53,874
ViKi, Inc. (*3)		15,667	(14,636)	(995)	(36)	—	—	—
HappyNarae Co., Ltd.		13,113	—	822	—	—	—	13,935
SK hynix Inc.		3,328,245	—	610,201	4,786	—	—	3,943,232
SK MENA Investment B.V.		13,666	—	—	(189)	—	—	13,477
SKY Property Mgmt. Ltd. (*4)		—	—	5,532	43	—	232,703	238,278
Xinan Tianlong Science and Technology Co., Ltd.		—	25,731	831	—	—	—	26,562
Daehan Kanggun BcN Co., Ltd. and others		170,747	26,257	(17,899)	(4,291)	(5,547)	(4,291)	164,976

Sub-total		4,610,267	37,377	575,418	6,986	(29,045)	81,588	5,282,591

Investments in joint ventures
Dogus Planet, Inc.		6,006	21,428	(13,027)	(4,302)	—	—	10,105
PT. Melon Indonesia		4,447	—	(282)	(935)	—	—	3,230
Television Media Korea Ltd.		11,757	—	(3,098)	—	—	—	8,659
PT XL Planet Digital		—	19,713	1,549	—	—	(550)	20,712

Sub-total		22,210	41,141	(14,858)	(5,237)	—	(550)	42,706

Total	￦	4,632,477	78,518	560,560	1,749	(29,045)	81,039	5,325,297

(*1)	The entity was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the year ended December 31, 2013.
(*2)	JYP Entertainment Corporation was excluded from list of investments in associates as Loen Entertainment, Inc., which has ownership interests in JYP Entertainment Corporation, was excluded from consolidation scope.
(*3)	Viki Inc. was sold during the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the year ended December 31, 2014 and 2013 are as follows, Continued:

(*4)	Investments in SKY Property Mgmt. Ltd. was reclassified from subsidiaries to investments to associates as portion of ownership interests were disposed during the year ended December 31, 2013.

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of December 31, 2014 are as follows:

	Unrealized loss			Unrealized change in equity
(In millions of won)	Year ended December 31, 2014		Accumulated	Year ended December 31, 2014	Accumulated
ULand Company Limited	￦	178	1,731	34	31
Wave City Development Co., Ltd. and others		1,508	5,229	—	334

	￦	1,686	6,960	34	365

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

14.	Property and Equipment

(1)	Property and equipment as of December 31, 2014 and 2013 are as follows:

	December 31, 2014
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	766,780	—	—	766,780
Buildings		1,537,042	(603,175)	—	933,867
Structures		737,494	(384,705)	—	352,789
Machinery		27,088,067	(19,775,784)	(1,468)	7,310,815
Other		1,461,201	(960,450)	(1,701)	499,050
Construction in progress		704,400	—	—	704,400

	￦	32,294,984	(21,724,114)	(3,169)	10,567,701

	December 31, 2013
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	732,206	—	—	732,206
Buildings		1,510,846	(554,155)	—	956,691
Structures		716,724	(351,773)	—	364,951
Machinery		24,994,337	(18,145,580)	(1,698)	6,847,059
Other		1,428,159	(894,217)	(761)	533,181
Construction in progress		762,519	—	—	762,519

	￦	30,144,791	(19,945,725)	(2,459)	10,196,607

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

14.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Beginning balance		Acquisi- tion	Disposal	Transfer	Deprecia- tion	Impair- ment	Classified as held for sale	Business combinat- ion	Ending balance
Land	￦	732,206	8,306	(12)	24,178	—	—	—	2,102	766,780
Buildings		956,691	5,862	(451)	16,885	(48,745)	—	—	3,625	933,867
Structures		364,951	8,909	(39)	11,919	(32,951)	—	—	—	352,789
Machinery		6,847,059	572,764	(28,101)	1,979,590	(2,065,368)	(2,879)	(6)	7,756	7,310,815
Other		533,181	1,124,067	(6,188)	(1,022,999)	(135,213)	(49)	(245)	6,496	499,050
Construction in progress		762,519	1,101,691	(11,277)	(1,147,666)	—	(691)	(176)	—	704,400

	￦	10,196,607	2,821,599	(46,068)	(138,093)	(2,282,277)	(3,619)	(427)	19,979	10,567,701

	2013
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Change of consolidation scope	Ending balance
Land	￦	704,908	6,865	(200)	15,545	—	—	5,088	732,206
Buildings		886,371	1,128	(177)	112,827	(47,429)	—	3,971	956,691
Structures		363,484	17,850	(18)	17,001	(33,366)	—	—	364,951
Machinery		6,316,192	582,593	(13,183)	1,951,267	(1,990,850)	—	1,040	6,847,059
Other		637,212	1,190,739	(7,032)	(1,157,150)	(133,682)	—	3,094	533,181
Construction in progress		804,552	1,113,576	(31,146)	(1,131,703)	—	(1,275)	8,515	762,519

	￦	9,712,719	2,912,751	(51,756)	(192,213)	(2,205,327)	(1,275)	21,708	10,196,607

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

15.	Investment Property

(1)	Investment property as of December 31, 2014 and 2013 are as follows:

	December 31, 2014
(In millions of won)	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,418	—	10,418
Buildings		7,379	(2,800)	4,579

	￦	17,797	(2,800)	14,997

	December 31, 2013
(In millions of won)	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,822	—	10,822
Buildings		7,657	(2,668)	4,989

	￦	18,479	(2,668)	15,811

(2)	Changes in investment property for the years ended December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	10,822	(404)	—	10,418
Buildings		4,989	(172)	(238)	4,579

	￦	15,811	(576)	(238)	14,997

	2013
(In millions of won)	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	12,638	(1,816)	—	10,822
Buildings		14,841	(8,737)	(1,115)	4,989

	￦	27,479	(10,553)	(1,115)	15,811

(3)	Fair value of investment property as of December 31, 2014 and 2013 are as follows:

	December 31, 2014			December 31, 2013
(In millions of won)	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	10,418	6,056	10,822	6,595
Buildings		4,579	4,288	4,989	4,737

	￦	14,997	10,344	15,811	11,332

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

15.	Investment Property, Continued

(4)	Income (expense) from investment property for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Rent revenue	￦	896	1,373
Operating expense		(239)	(476)

16.	Goodwill

(1)	Goodwill as of December 31, 2014 and 2013 is as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		252,916	68,582

	￦	1,917,595	1,733,261

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	Shinsegi Telecom, Inc.(*1): cellular services

•	SK Broadband Co., Ltd.(*2): fixed-line telecommunication services

•	Other: other

(*1) Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.2% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.8% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2) Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.2% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.2%, the Group’s long-term fixed-line telecommunication business growth rate, was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

16.	Goodwill, Continued

(2)	Details of changes in goodwill for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Beginning balance	￦	1,733,261	1,744,483
Increase due to business acquisition		193,202	1,252
Impairment loss		(8,868)	(9,981)
Other(*)		—	(2,493)

	￦	1,917,595	1,733,261

(*)	Other decrease represents effects of exchange rate changes in relation to the foreign subsidiaries and reclassification of assets held for sale.

Accumulated impairment losses for the years ended December 31, 2014 and 2013 are ￦18,849 million and ￦9,881 million, respectively.

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,649,835)	—	1,384,044
Land use rights		64,136	(38,783)	—	25,353
Industrial rights		144,497	(36,737)	—	107,760
Development costs		162,493	(144,215)	(9,947)	8,331
Facility usage rights		146,112	(93,476)	—	52,636
Customer relations		17,147	(10,743)	—	6,404
Memberships(*1)		128,274	—	(34,155)	94,119
Other(*2)		3,029,590	(2,223,627)	(616)	805,347

	￦	6,726,128	(4,197,416)	(44,718)	2,483,994

	2013
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,369,308)	—	1,664,571
Land use rights		48,031	(31,441)	—	16,590
Industrial rights		91,027	(32,264)	—	58,763
Development costs		148,714	(126,912)	(11,675)	10,127
Facility usage rights		143,937	(85,109)	—	58,828
Customer relations		14,222	(7,889)	—	6,333
Memberships(*1)		128,452	—	—	128,452
Other(*2)		2,747,121	(1,938,936)	(1,067)	807,118

	￦	6,355,383	(3,591,859)	(12,742)	2,750,782

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

17.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2014 and 2013 are as follows, Continued:

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university and the Group is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the years ended December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolida- tion scope	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(280,527)	—	—	1,384,044
Land use rights		16,590	15,560	(573)	—	(8,483)	—	2,259	25,353
Industrial rights		58,763	5,048	(180)	—	(4,584)	—	48,713	107,760
Development costs		10,127	1,253	(25)	63	(4,048)	(398)	1,359	8,331
Facility usage rights		58,828	1,890	(30)	382	(8,434)	—	—	52,636
Customer relations		6,333	779	—	(39)	(3,063)	—	2,394	6,404
Memberships(*)		128,452	5,629	(5,810)	(264)	—	(34,155)	267	94,119
Other		807,118	102,322	(9,919)	171,858	(300,216)	(449)	34,633	805,347

	￦	2,750,782	132,481	(16,537)	172,000	(609,355)	(35,002)	89,625	2,483,994

(*)	The Group recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ￦34,155 million as impairment loss for the year ended December 31, 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

17.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the years ended December 31, 2014 and 2013 are as follows, Continued:

	2013
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impairment	Change of consolida- tion scope	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(261,917)	—	—	1,664,571
Land use rights		16,062	7,378	(279)	—	(6,571)	—	—	16,590
Industrial rights		60,104	2,045	(75)	485	(3,674)	—	(122)	58,763
Development costs		13,420	594	—	650	(5,230)	(1,448)	2,141	10,127
Facility usage rights		65,340	1,930	(75)	9	(8,376)	—	—	58,828
Customer relations		48,886	1,293	—	1,856	(45,702)	—	—	6,333
Memberships		118,954	2,828	(997)	—	—	—	7,667	128,452
Other		673,024	111,972	(21,751)	325,529	(291,870)	(1,695)	11,909	807,118

	￦	2,689,658	1,174,873	(837,390)	328,529	(623,340)	(3,143)	21,595	2,750,782

(*)	The Group newly acquired 1.8GHz frequency use rights through auction during the year ended December 31, 2013 and returned the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. The Group recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets with regard to this transaction.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Research and development costs expensed as incurred	￦	390,943	352,385

(4)	The carrying amount and residual useful lives of frequency usage rights as of the year ended December 31, 2014 are as followed, all of which are depreciated on a straight-line basis:

(In millions of won)	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	￦	198,542	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		32,622	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		263,536	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		879,340	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		10,004	WiBro service	Mar. 2012	Mar. 2019

	￦	1,384,044

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2014 and 2013 are as follows:

(In millions of won)	Lender	Annual interest rate (%)	December 31, 2014		December 31, 2013
CP	Samsung Securities Co., Ltd., etc.	2.16~3.09	￦	206,000	200,000
Short-term borrowings	Korea Development Bank	2.48~4.28		160,600	60,000

			￦	366,600	260,000

(2)	Long-term borrowings as of December 31, 2014 and 2013 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of Chinese yuan) Lender	Annual interest rate (%)	Maturity	December 31, 2014		December 31, 2013
Korea Development Bank	3.19	Jun. 16, 2014	￦	—	1,648
Shinhan Bank	2.77	Jun. 15, 2015		1,712	5,136
Kookmin Bank	2.77	Jun. 15, 2016		4,874	8,124
Kookmin Bank	2.77	Mar. 15, 2017		4,496	5,996
Kookmin Bank	2.77	Mar. 15, 2018		8,600	8,600
Shinhan Bank(*1)	6M bank debenture rate+1.58	Apr. 30, 2016		10,000	—
Korea Finance Corporation	3.32	Jul. 30 ,2019		39,000	—
Korea Finance Corporation	2.94	Jul. 30 ,2019		10,000	—
Export Kreditnamnden(*2)	1.7	Apr. 29, 2022		94,903	99,975
				(USD 86,338)	(USD 94,736)

Sub-total				173,585	129,479
Less present value discount on long-term borrowings				(2,623)	(3,287)

				170,962	126,192
Less current portion of long-term borrowings				(21,242)	(21,384)

Long-term borrowings			￦	149,720	104,808

(*1)	As of December 31, 2014, the 6M bank debenture rate of Shinhan Bank is 2.17%.
(*2)	For the years ended December 31, 2014 and 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2014 and 2013 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)	Purpose	Maturity	Annual interest rate (%)	December 31, 2014	December 31, 2013
Unsecured private bonds	Refinancing fund	2016	5.00	200,000	200,000
Unsecured private bonds		2014	5.00	—	200,000
Unsecured private bonds	Other fund	2015	5.00	200,000	200,000
Unsecured private bonds		2018	5.00	200,000	200,000
Unsecured private bonds		2016	5.54	40,000	40,000
Unsecured private bonds		2016	5.92	230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95	110,000	110,000
Unsecured private bonds		2021	4.22	190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24	170,000	170,000
Unsecured private bonds		2022	3.30	140,000	140,000
Unsecured private bonds		2032	3.45	90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured private bonds		2033	3.22	130,000	130,000
Unsecured private bonds		2019	3.30	50,000	—
Unsecured private bonds		2024	3.64	150,000	—
Unsecured private bonds(*6)		2029	4.73	55,188	—
Unsecured private bonds(*6)		2029	4.72	55,177	—
Unsecured private bonds	Refinancing fund	2019	2.53	160,000	—
Unsecured private bonds		2021	2.66	150,000	—
Unsecured private bonds		2024	2.82	190,000	—
Unsecured private bonds(*1)	Operating fund	2014	4.86	—	20,000
Unsecured private bonds(*1)		2015	4.62	10,000	10,000
Unsecured private bonds(*2)		2014	4.53	—	290,000
Unsecured private bonds(*2)		2014	4.40	—	100,000
Unsecured private bonds(*2)		2015	4.09	110,000	110,000
Unsecured private bonds(*2)		2015	4.14	110,000	110,000
Unsecured private bonds(*2)		2017	4.28	100,000	100,000
Unsecured private bonds(*2)		2015	3.14	130,000	130,000
Unsecured private bonds(*2)		2017	3.27	120,000	120,000
Unsecured private bonds(*2)		2016	3.05	80,000	—
Unsecured private bonds(*2)		2019	3.49	210,000	—
Unsecured private bonds(*2)		2019	2.76	130,000	—
Unsecured private bonds(*3)		2015	3.12	10,000	—
Unsecured private bonds(*3)		2016	3.24	10,000	—
Unsecured private bonds(*3)		2017	3.48	20,000	—
Foreign global bonds		2027	6.63	439,680	422,120
				(USD 400,000)	(USD 400,000)
Exchangeable bonds(*5)	Refinancing fund	2014	1.75	—	96,147
				—	(USD 91,109)
Floating rate notes	Operating fund	2014	3M Libor + 1.60	—	263,825
				—	(USD 250,000)
Floating rate notes		2014	SOR rate + 1.20	—	54,129
				—	(SGD 65,000)
Swiss unsecured private bonds		2017	1.75	333,429	356,601
				(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13	769,440	738,710
				(USD 700,000)	(USD 700,000)
Australia unsecured private bonds		2017	4.75	269,727	281,988
				(AUD 300,000)	(AUD 300,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2014 and 2013 are as follows, Continued :

(In millions of won, thousands of U.S. dollars and thousands of other currencies)	Purpose	Maturity	Annual interest rate (%)	December 30, 2014		December 31, 2013
Floating rate notes(*4)	Operating fund	2020	3M Libor + 0.88		329,760	316,590
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*2)		2018	2.88		329,760	316,590
					(USD 300,000)	(USD 300,000)

Sub-total					6,252,161	5,966,700
Less discounts on bonds					(33,531)	(40,228)

					6,218,630	5,926,472
Less current portion of bonds					(569,472)	(1,020,893)

				￦	5,649,158	4,905,579

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*4)	As of December 31, 2014, 3M Libor rate is 0.23%.
(*5)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Group may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

As of December 31, 2013, the principal amount and the fair value of the remaining exchangeable bonds were USD 57,046,000 and USD 91,108,508, respectively. Exchange for the remaining entire bonds was claimed during 2013 and redeemed by cash during the year ended December 31, 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2014 and 2013 are as follows, Continued :

(*6)	The Group settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by appointing the structured bonds as designated financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦10,365 million as of December 31, 2014.

19.	Long-term Payables – Other

(1)	Long-term payables – other as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Payables related to acquisition of W-CDMA licenses	￦	657,001	828,721
Other(*)		27,566	9,864

	￦	684,567	838,585

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

(2)	As of December 31, 2014 and 2013, long-term payables – other consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies as follows:

(In millions of won)	Period of repayment	Coupon rate(*1)	Annual effective interest rate(*2)	December 31, 2014		December 31, 2013
2.1GHz	2012~2014	3.58%	5.89%	￦	—	17,533
800MHz	2013~2015	3.51%	5.69%		69,416	138,833
2.3GHz	2014~2016	3.00%	5.80%		5,766	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		824,841	942,675

					900,023	1,107,691
Present value discount on long-term payables – other					(53,633)	(72,170)

					846,390	1,035,521
Current portion of long-term payables – other					(189,389)	(206,800)

Carrying amount at December 31				￦	657,001	828,721

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

19.	Long-term Payables – Other, continued

(3)	The repayment schedule of long-term payables – other related to acquisition of W-CDMA licenses as of December 31, 2014 is as follows:

(In millions of won)	Amount
Less than 1 year	￦	190,134
1~3 years		238,552
3~5 years		235,669
More than 5 years		235,668

	￦	900,023

20.	Provisions

(1)	Changes in provisions for the years ended December 31, 2014 and 2013 are as follows:

	For the year ended December 31, 2014							As of December 31, 2014
(In millions of won)	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	53,923	41,802	(68,926)	—	—	26,799	14,844	11,955
Provision for restoration (*2)		40,507	20,098	(702)	(34)	(142)	59,727	35,865	23,862
Other provisions		451	155	(225)	—	181	562	366	196

	￦	94,881	62,055	(69,853)	(34)	39	87,088	51,075	36,013

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

20.	Provisions, Continued

(1)	Changes in provisions for the years ended December 31, 2014 and 2013 are as follows, Continued:

	For the year ended December 31, 2013							As of December 31, 2013
(In millions of won)	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy	￦	353,383	9,416	(308,876)	—	—	53,923	53,334	589
Provision for restoration		39,895	5,679	(712)	(4,211)	(144)	40,507	13,441	27,066
Other provisions		590	—	(85)	(17)	(37)	451	—	451

	￦	393,868	15,095	(309,673)	(4,228)	(181)	94,881	66,775	28,106

(*1)	The Group has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized provision for subsidy amounts which the Group is expected to pay in future periods.
(*2)	In the course of the Group’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Group records these restoration costs as property and equipment and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(2)	The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

21.	Leases

(1)	Finance Leases

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	3,804	19,351
Long-term finance lease liabilities		26	3,867

	￦	3,830	23,218

The Group’s related interest and principal as of December 31, 2014 and 2013 are as follows:

	December 31, 2014			December 31, 2013
(In millions of won)	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	3,909	3,804	20,039	19,351
1~5 years		26	26	3,974	3,867

Sub-total		3,935	3,830	24,013	23,218

Current portion of long-term finance lease liabilities			(3,804)		(19,351)

Long-term finance lease liabilities	￦		26		3,867

(2)	Operating Leases

The Group entered into operating leases and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2014 and 2013 (included in other non-operating income in the accompanying consolidated statements of income) are as follows:

	2014			2013
(In millions of won)	Lease payments		Lease revenues	Lease payments	Lease revenues
Less than 1 year	￦	29,233	3,496	32,842	2,422
1~5 years		76,306	1,390	72,236	1,074
More than 5 years		49,582	1,043	65,013	1,026

	￦	155,121	5,929	170,091	4,522

(3)	Sale and Leaseback Transaction

For the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is accounted for as an operating lease and the gain on disposal of the property and equipment is recognized in profit or loss. The Group recognized ￦14,075 million and ￦13,703 million of lease payments in relation to this lease agreement and ￦2,469 million and ￦269 million of lease revenues in relation to the sublease agreement for the years ended December 31, 2014 and 2013, respectively. Expected future lease payments and lease revenues are included in Note 21-(2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Present value of defined benefit obligations	￦	437,844	312,494
Fair value of plan assets		(346,257)	(238,293)

	￦	91,587	74,201

(2)	Principal actuarial assumptions as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Discount rate for defined benefit obligations	2.23% ~ 3.70%	3.06% ~ 4.34%
Expected rate of salary increase	2.51% ~ 7.39%	3.05% ~ 6.27%

Discount rate for defined benefit obligations is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligations. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2014 and 2013 are as follows:

	For the year ended December 31
(In millions of won)	2014		2013
Beginning balance	￦	312,494	244,866
Current service cost		109,625	89,802
Interest cost		12,630	9,370
Remeasurement
- Demographic assumption		2,859	(394)
- Financial assumption		28,287	(12,371)
- Adjustment based on experience		9,932	6,475
Benefit paid		(46,531)	(42,948)
Others(*)		8,548	17,694

Ending balance	￦	437,844	312,494

(*)	Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ￦2,939 million, liabilities of ￦4,433 million succeeded due to transfer of employees from associates, and transfer to construction in progress, etc. Others for the year ended December 31, 2013 include the effect of changes in the consolidation scope of ￦(4,141) million, liabilities of ￦14,703 million succeeded due to business combination and transfer to construction in progress, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Beginning balance	￦	238,293	158,345
Interest income		9,538	6,332
Actuarial gain		50	122
Contributions by employer directly to plan assets		117,558	85,683
Benefits paid		(20,711)	(23,827)
Others(*)		1,529	11,638

Ending balance	￦	346,257	238,293

(*)	Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ￦1,221 million. Others for the year ended December 31, 2013 include the effect of changes in the consolidation scope of ￦(3,074) million and assets of ￦14,334 million succeeded due to business combination.

The Group expects to make a contribution of ￦82,062 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying consolidated statements of income) and capitalized into construction-in-progress for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Current service cost	￦	109,625	89,802
Net interest cost		3,092	3,038

	￦	112,717	92,840

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Equity instruments	￦	1,746	713
Debt instruments		70,778	48,901
Short-term financial instruments, etc.		273,733	188,679

	￦	346,257	238,293

Actual return on plan assets for the years ended December 31, 2014 and 2013 amounted to ￦9,588 million and ￦6,472million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2014, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)	Increase		Decrease
Discount rate (if changed by 0.5%)	￦	(17,290)	17,988
Expected salary increase rate (if changed by 0.5%)		18,064	(17,431)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2014 and 2013 are 9.10 years and 9.12 years, respectively.

23.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2014 are as follows:

(In thousands of foreign currencies) Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of USD 86,338)	Foreign currency risk	Currency swap	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

23.	Derivative Instruments, Continued

(2)	As of December 31, 2014, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

	Fair value
	Cash flow hedge
(In millions of won and thousands of foreign currencies) Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation (gain) loss	Others (*)	Held for trading purpose	Total
Non-current assets:
Structured bond(face value of KRW 100,000)	￦	—	—	—	—	8,713		8,713
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(40,360)	(12,886)	(17,545)	129,806	—		59,015
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		8,895	—	(6,588)	—	—		2,307

Total assets							￦	70,035

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(8,725)	(2,786)	(29,993)	—	—		(41,504)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(22,903)	(7,312)	6,058	—	—		(24,157)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		2,588	826	(65,496)	—	—		(62,082)
Fixed-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(4,369)	(1,395)	4,668	—	—		(1,096)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 86,338)		(4,439)	(1,417)	3,806	—	—		(2,050)

Total liabilities							￦	(130,889)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

24.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of December 31, 2014 and 2013 are as follows:

(In millions of won, except for share data)	December 31, 2014		December 31, 2013
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,886
Treasury stock (Note 25)		(2,139,683)	(2,139,683)
Loss on disposal of treasury stock		(18,087)	(18,087)
Hybrid bonds (Note 26)		398,518	398,518
Others(*2)		(878,637)	(839,126)

	￦	277,998	317,508

(*1)	For the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for years ended December 31, 2014 and 2013. Changes in number of shares outstanding for the years ended December 31, 2014 and 2013 are follows:

	2014			2013
(In shares)	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	—	—	—	(1,241,337)	1,241,337

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity (See Note 12).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

25.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of December 31, 2014 and 2013 are as follows:

(In millions of won, shares)	December 31, 2014		December 31, 2013
Number of shares		9,809,375	9,809,375
Amount	￦	2,139,683	2,139,683

26.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2014 is as follows:

(In millions of won)	Type	Issuance date	Maturity	Annual interest rate(%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	￦	400,000
Issuance costs							(1,482)

						￦	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		151,533	155,767
Reserve for business expansion		9,476,138	9,376,138
Reserve for technology development		2,416,300	2,271,300

		12,066,291	11,825,525
Unappropriated		2,122,300	1,276,970

	￦	14,188,591	13,102,495

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Unrealized fair value of available-for-sale financial assets	￦	235,385	208,529
Other comprehensive loss of investments in associates		(163,808)	(172,117)
Unrealized fair value of derivatives		(77,531)	(35,429)
Foreign currency translation differences for foreign operations		1,465	(13,253)

	￦	(4,489)	(12,270)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

28.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Unrealized fair value of available- for-sale financial assets		Other compre- hensive loss of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2014	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)
Changes		30,945	8,381	(54,290)	14,718	(246)
Tax effect		(4,089)	(72)	12,188	—	8,027

Balance at December 31, 2014	￦	235,385	(163,808)	(77,531)	1,465	(4,489)

	2013
(In millions of won)	Unrealized fair value of available-for- sale financial assets		Other compre- hensive loss of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2013	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)
Changes		2,747	1,254	14,488	(2,250)	16,239
Tax effect		(1,281)	1,673	(3,265)	—	(2,873)

Balance at December 31, 2013	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)

(3)	Details of changes in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	275,663	(67,134)	208,529
Amount recognized as other comprehensive loss during the year		40,785	(6,470)	34,315
Amount reclassified to profit or loss		(9,840)	2,381	(7,459)

Balance at December 31, 2014	￦	306,608	(71,223)	235,385

	2013
(In millions of won)	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	272,917	(65,854)	207,063
Amount recognized as other comprehensive income during the year		3,879	(1,529)	2,350
Amount reclassified to profit or loss		(1,133)	249	(884)

Balance at December 31, 2013	￦	275,663	(67,134)	208,529

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

28.	Reserves, Continued

(4)	Details of changes in unrealized fair value of derivatives for the years ended December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	(48,211)	12,782	(35,429)
Amount recognized as other comprehensive loss during the year		(46,535)	10,311	(36,224)
Amount reclassified through profit or loss		(7,755)	1,877	(5,878)

Balance at December 31, 2014	￦	(102,501)	24,970	(77,531)

	2013
(In millions of won)	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	(62,698)	16,046	(46,652)
Amount recognized as other comprehensive income during the year		11,833	(3,001)	8,832
Amount reclassified through profit or loss		2,654	(263)	2,391

Balance at December 31, 2013	￦	(48,211)	12,782	(35,429)

29.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Other Operating Expenses:
Communication expenses	￦	58,622	62,193
Utilities		247,919	227,593
Taxes and dues		33,500	29,873
Repair		260,533	252,344
Research and development		390,943	352,385
Training		42,781	40,446
Bad debt for accounts receivables—trade		45,754	53,344
Reversal of allowance for doubtful accounts		—	(359)
Travel		28,912	31,762
Supplies and other		209,933	189,042

	￦	1,318,897	1,238,623

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

30.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Other Non-operating Income:
Fees	￦	8,199	7,303
Gain on disposal of property and equipment and intangible assets		8,792	7,991
Others(*1)		39,288	59,173

	￦	56,279	74,467

Other Non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	￦	47,489	13,770
Loss on disposal of property and equipment and intangible assets		32,950	267,468
Donations		67,823	82,057
Bad debt for accounts receivable – other		17,943	22,155
Others(*2)		107,353	121,723

	￦	273,558	507,173

(*1)	Others for the year ended December 31, 2014 primarily consists of VAT refund.
(*2)	Others for the year ended December 31, 2014 and 2013 primarily consists of penalties.

31.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Finance Income:
Interest income	￦	60,006	65,560
Dividends		13,048	10,197
Gain on foreign currency transactions		16,301	11,041
Gain on foreign currency translations		6,277	4,401
Gain on disposal of long-term investment securities		13,994	9,300
Gain on valuation of derivative		8,713	—
Gain on settlement of derivatives		7,998	7,716
Gain relating to financial asset at fair value through profit or loss		—	5,177

	￦	126,337	113,392

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

31.	Finance Income and Costs, Continued

(In millions of won)	2014		2013
Finance Costs:
Interest expense	￦	323,910	331,834
Loss on foreign currency transactions		18,053	16,430
Loss on foreign currency translations		5,079	2,634
Loss on disposal of long-term investment securities		2,694	31,909
Loss on valuation of derivatives		10	2,106
Loss on settlement of derivatives		672	—
Loss relating to financial asset at fair value through profit or loss		1,352	—
Loss relating to financial liability at fair value through profit or loss(*)		10,370	134,232
Other finance costs		24,533	52,058

	￦	386,673	571,203

(*)	Loss relating to financial liability at fair value through profit or loss for the year ended December 31, 2013 represents 1) valuation loss related to exchangeable bond (issue price of USD 326,397,463) as a result of increase in stock price of the Parent Company and increase in foreign exchange rate, and 2) loss on repayment of debentures upon the claim for exchange.

(2)	Details of interest income included in finance income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Interest income on cash equivalents and deposits	￦	33,417	41,907
Interest income on installment receivables and others		26,589	23,653

	￦	60,006	65,560

(3)	Details of interest expense included in finance costs for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Interest expense on bank overdrafts and borrowings	￦	26,360	28,600
Interest expense on debentures		247,972	258,962
Interest on finance lease liabilities		504	1,333
Others		49,074	42,939

	￦	323,910	331,834

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

31.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2014 and 2013 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in Note 7.

(i)	Finance income and costs

	2014			2013
(In millions of won)	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	￦	8,713	1,361	5,177	276
Available-for-sale financial assets		32,227	27,227	23,311	83,967
Loans and receivables		57,685	18,182	62,211	16,479
Derivative financial instruments designated as hedged item		7,998	672	7,716	1,830

Sub-total		106,623	47,442	98,415	102,552

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	10,370	—	134,232
Financial liabilities measured at amortized cost		19,714	328,861	14,977	334,419

Sub-total		19,714	339,231	14,977	468,651

Total	￦	126,337	386,673	113,392	571,203

(ii)	Other comprehensive income (loss)

(In millions of won)	2014		2013
Financial Assets:
Available-for-sale financial assets	￦	26,855	2,009
Derivative financial instruments designated as hedged item		(20,301)	12,240

Sub-total		6,554	14,249

Financial Liabilities:
Derivative financial instruments designated as hedged item		(21,801)	(1,018)

Sub-total		(21,801)	(1,018)

Total	￦	(15,247)	13,231

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

31.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Available-for-sale financial assets	￦	24,533	52,058
Bad debt for accounts receivable—trade		45,754	53,344
Bad debt for accounts receivable—other		17,943	22,167

	￦	88,230	127,569

32.	Income Tax Expense for Continuing Operations

(1)	Income tax expenses for continuing operations for the years ended December 31, 2014 and 2013 consist of the following:

(In millions of won)	2014		2013
Current tax expense
Current tax payable	￦	181,273	145,457
Adjustments recognized in the period for current tax of prior periods		(19,938)	(16,696)

		161,335	128,761

Deferred tax expense
Changes in net deferred tax assets		276,049	266,601
Tax directly charged to equity		16,929	(3,584)
Changes in scope of consolidation		—	8,919
Others (exchange rate differences, etc.		195	100

		293,173	272,036

Income tax for continuing operation	￦	454,508	400,797

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

32.	Income Tax Expense for Continuing Operations, Continued

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2014 and 2013 is attributable to the following:

(In millions of won)	2014		2013
Income taxes at statutory income tax rates	￦	544,964	441,697
Non-taxable income		(32,277)	(35,632)
Non-deductible expenses		61,580	74,311
Tax credit and tax reduction		(33,581)	(37,893)
Changes in unrealizable deferred taxes		(43,820)	(13,285)
Others (income tax refund and tax rate differences, etc.)		(42,358)	(28,401)

Income tax for continuing operation	￦	454,508	400,797

Tax rates applied for the above taxable income for the years ended December 31, 2014 and 2013 are corporate income tax rates applied for taxable income in Republic of Korea, of which SK Telecom Co., Ltd., the Parent Company, is located.

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Net change in fair value of available-for-sale financial assets	￦	(4,089)	(1,281)
Share of other comprehensive income of associates		(72)	1,673
Gain or loss on valuation of derivatives		12,188	(3,265)
Remeasurement of defined benefit liabilities		8,902	(466)
Loss on disposal of treasury stock		—	(245)

	￦	16,929	(3,584)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

32.	Income Tax Expense for Continuing Operations, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Beginning		Deferred tax expense (benefit)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	56,427	(2,700)	—	(149)	53,578
Accrued interest income		(2,831)	381	—	—	(2,450)
Available-for-sale financial assets		(589)	(146)	(4,089)	—	(4,824)
Investments in subsidiaries and associates		(44,844)	(165,663)	(72)	(464)	(211,043)
Property and equipment (depreciation)		(333,633)	(38,690)	—	(9)	(372,332)
Provisions		14,303	(6,699)	—	(17)	7,587
Retirement benefit obligation		16,089	2,390	8,902	(20)	27,361
Gain or loss on valuation of derivatives		12,779	2	12,188	—	24,969
Gain or loss on foreign currency translation		19,572	(248)	—	—	19,324
Tax free reserve for research and manpower development		(40,011)	32,849	—	—	(7,162)
Goodwill relevant to leased line		31,025	(26,592)	—	—	4,433
Unearned revenue (activation fees)		53,412	(27,435)	—	—	25,977
Others		44,738	(61,274)	—	854	(15,682)

		(173,563)	(293,825)	16,929	195	(450,264)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		31,060	652	—	—	31,712
Tax credit carryforwards		—	—	—	—	—

		31,060	652	—	—	31,712

	￦	(142,503)	(293,173)	16,929	195	(418,552)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

32.	Income Tax Expense for Continuing Operations, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 are as follows, Continued:

	2013
(In millions of won)	Beginning		Changes in scope of consolidation	Deferred tax expense (benefit)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	51,972	(2,323)	6,773	—	5	56,427
Accrued interest income		(1,782)	(756)	(293)	—	—	(2,831)
Available-for-sale financial assets		13,419	(45)	(12,682)	(1,281)	—	(589)
Investments in subsidiaries and associates		66,969	51	(113,541)	1,673	4	(44,844)
Property and equipment (depreciation)		(272,940)	4,940	(65,633)	—	—	(333,633)
Provisions		86,567	206	(72,470)	—	—	14,303
Retirement benefit obligation		16,849	151	(445)	(466)	—	16,089
Gain or loss on valuation of derivatives		15,894	—	150	(3,265)	—	12,779
Gain or loss on foreign currency translation		19,652	—	(80)	—	—	19,572
Tax free reserve for research and manpower development		(31,093)	—	(8,918)	—	—	(40,011)
Goodwill relevant to leased line		68,675	—	(37,650)	—	—	31,025
Unearned revenue (activation fees)		97,110	—	(43,698)	—	—	53,412
Others		(23,804)	(11,654)	80,350	(245)	91	44,738

		107,488	(9,430)	(268,137)	(3,584)	100	(173,563)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		16,609	18,350	(3,899)	—	—	31,060
Tax credit carryforwards		1	(1)	—	—	—	—

		16,610	18,349	(3,899)	—	—	31,060

	￦	124,098	8,919	(272,036)	(3,584)	100	(142,503)

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, as the Group does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Allowance for doubtful accounts	￦	155,634	152,341
Investments in subsidiaries and associates		422,033	719,974
Other temporary differences		314,188	221,264
Unused tax loss carryforwards		729,570	669,890
Unused tax credit carryforwards		2,438	—

	￦	1,623,863	1,763,469

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

32.	Income Tax Expense for Continuing Operations, Continued

(6)	The expirations of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2014 are as follows:

(In millions of won)	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	1,087	270
1 ~ 2 years		4,894	1041
2 ~ 3 years		—	155
More than 3 years		723,589	972

	￦	729,570	2,438

33.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2014 and 2013 are calculated as follows:

(In millions of won, shares)	2014		2013
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations	￦	1,801,178	1,463,097
Interest on hybrid bonds		(16,840)	(8,420)

Profit attributable to owners of the Parent Company from continuing operations on common shares		1,784,338	1,454,677
Weighted average number of common shares outstanding		70,936,336	70,247,592

Basic earnings per share from continuing operations (In won)	￦	25,154	20,708

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,801,178	1,638,964
Interest on hybrid bond		(16,840)	(8,420)

Profit attributable to owners of the Parent Company on common shares		1,784,338	1,630,544
Weighted average number of common shares outstanding		70,936,336	70,247,592

Basic earnings per share (In won)	￦	25,154	23,211

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

33.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	Profit attributable to owners of the Parent Company from continuing operation for the years ended December 31, 2014 and 2013 are calculated as follows:

(In millions of won)	2014		2013
Profit attributable to owners of the Parent Company	￦	1,801,178	1,638,964
Profit from discontinued operation attributable to owners of the Parent Company		—	175,867

Profit attributable to owners of the Parent Company from continuing operation	￦	1,801,178	1,463,097

3)	The weighted average number of common shares outstanding for the years ended December 31, 2014 and 2013 are calculated as follows:

(In shares)	2014	2013
Outstanding common shares	80,745,711	80,745,711
Weighted number of treasury stocks	(9,809,375)	(10,498,119)

Weighted average number of common shares outstanding	70,936,336	70,247,592

(2)	Diluted earnings per share

For the year ended December 31, 2014, there were no potentially dilutive shares. The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the year ended December 31, 2013 as effect would have been anti-dilutive (diluted shares of 688,744). Therefore, diluted earnings per share for the years ended December 31, 2014 and 2013 are the same as basic earnings per share.

(3)	Basic earnings per share from discontinued operation

(In millions of won, shares)	2014		2013
Profit from discontinued operation attributable to owners of the Parent Company	￦	—	175,867
Weighted average number of common shares outstanding		70,936,336	70,247,592

Basic earnings per share (In won)	￦	—	2,503

Diluted earnings per share from discontinued operation are the same as basic earnings per share from discontinued operation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

34.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won, except for face value and share data) Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2014	Cash dividends (Interim)	70,936,336	500	200%	￦	70,937
	Cash dividends (Year-end)	70,936,336	500	1680%		595,865

					￦	666,802

2013	Cash dividends (Interim)	70,508,482	500	200%	￦	70,508
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,373

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won) Year	Dividends calculated		Profit	Dividends payout ratio
2014	￦	666,802	1,801,178	37.02%
2013	￦	666,373	1,638,964	40.66%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2014 and 2013 are as follows:

(In won) Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2014	Cash dividend	9,400	268,000	3.51%
2013	Cash dividend	9,400	230,000	4.09%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

35.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2014 and 2013 are as follows:

	December 31, 2014
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	834,429	—	834,429
Financial instruments		—	—	313,699	—	313,699
Short-term investment securities		—	280,161	—	—	280,161
Long-term investment securities(*1)		7,817	948,463	—	—	956,280
Accounts receivable – trade		—	—	2,460,686	—	2,460,686
Loans and other receivables(*2)		—	—	1,123,507	—	1,123,507
Derivative financial assets		8,713	—	—	61,322	70,035

	￦	16,530	1,228,624	4,732,321	61,322	6,038,797

	December 31, 2013
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,398,639	—	1,398,639
Financial instruments		—	—	319,616	—	319,616
Short-term investment securities		—	106,068	—	—	106,068
Long-term investment securities(*1)		20,532	947,995	—	—	968,527
Accounts receivable – trade		—	—	2,270,471	—	2,270,471
Loans and other receivables(*2)		—	—	1,044,529	—	1,044,529
Derivative financial assets(*3)		10	—	—	41,712	41,722

	￦	20,542	1,054,063	5,033,255	41,712	6,149,572

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the embedded derivative (conversion right option), which should be separated from the host contract, could not be separately measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

35.	Categories of Financial Instruments, Continued

(*2)	Details of loans and other receivables as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Short-term loans	￦	74,512	79,395
Accounts receivable – other		690,527	643,603
Accrued income		10,134	11,941
Other current assets		3,866	2,548
Long-term loans		55,728	57,442
Long-term accounts receivable-other		3,596	—
Guarantee deposits		285,144	249,600

	￦	1,123,507	1,044,529

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of December 31, 2014 and 2013 are as follows:

	December 31, 2014
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	275,495	—	275,495
Derivative financial liabilities		—	—	130,889	130,889
Borrowings		—	537,562	—	537,562
Debentures(*1)		110,365	6,108,265	—	6,218,630
Accounts payable—other and others(*3)		—	3,241,615	—	3,241,615

	￦	110,365	10,162,937	130,889	10,404,191

	December 31, 2013
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	214,716	—	214,716
Derivative financial liabilities		—	—	124,339	124,339
Borrowings		—	386,192	—	386,192
Debentures(*2)		96,147	5,830,324	—	5,927,471
Accounts payable—other and others(*3)		—	3,949,794	—	3,949,794

	￦	96,147	10,381,026	124,339	10,601,512

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

35.	Categories of Financial Instruments, Continued

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.
(*2)	The entire amount of debentures as of December 31, 2013 was designated as financial liabilities at fair value through profit or loss as the fair value of the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.
(*3)	Details of accounts payable – other and other payables as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Accounts payable – other	￦	1,381,850	1,864,024
Withholdings		1,760	1,549
Accrued expenses		952,418	988,193
Current portion of long-term payables - other		193,193	226,151
Long-term payables – other		684,567	838,585
Finance lease liabilities		26	3,867
Other non-current liabilities		27,801	27,425

	￦	3,241,615	3,949,794

36.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary foreign currency assets and liabilities as of December 31, 2014 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)

	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	162,382	￦	178,323	1,877,566	￦	2,063,802
EUR	5,259		7,059	2,352		3,143
JPY	29,184		268	5,174		48
AUD	79		66	—		—
CHF	—		—	298,536		268,411
SGD	—		—	298,956		332,269
Others	161,777		11,656	43,656		1,227

		￦	197,372		￦	2,668,900

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 23)

As of December 31, 2014, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	￦	5,913	(5,913)
EUR		356	(356)
JPY		22	(22)
Others		1,050	(1,050)

	￦	7,341	(7,341)

(ii)	Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2014, available-for-sale equity instruments measured at fair value amount to ￦846,614 million.

(iii)	Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

The interest rate risk arises from the Group’s floating-rate borrowings and bonds agreements. As of the year ended December 31, 2014, the floating-rate borrowings and bonds are ￦49,800 million and ￦329,760 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 23, for all floating-rate bonds to hedge the interest rate risk of floating-rate bonds. On the other hand, if the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes as of the end of December 31, 2014, fluctuates as much as ￦498 million due to the interest expense on floating-rate borrowings that have not entered into an interest rate swap agreement.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Cash and cash equivalents	￦	833,129	1,398,548
Financial instruments		313,699	319,616
Available-for-sale financial assets		15,498	35,174
Accounts receivable – trade		2,460,686	2,270,471
Loans and receivables		1,123,507	1,044,529
Derivative financial assets		70,035	41,712
Financial assets at fair value through profit or loss		7,817	20,532

	￦	4,824,371	5,130,582

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the year ended December 31, 2014, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2014.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 7 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 31.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group manages liquidity risks by maintaining credit lines in case of insufficient liquidity generated by operating activities.

Contractual maturities of financial liabilities as of December 31, 2014 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	￦	275,495	275,495	275,494	—	—
Borrowings(*1)		537,562	555,407	386,814	129,047	39,546
Debentures(*1)		6,218,630	7,516,339	770,663	4,082,384	2,663,292
Accounts payable - other and others(*2)		3,241,615	3,271,633	2,421,297	598,447	251,889

	￦	10,273,302	11,618,874	3,854,268	4,809,878	2,954,727

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2014, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	61,322	64,440	6,288	42,448	15,704
Liabilities		(130,889)	(137,344)	(15,145)	(121,463)	(736)

	￦	(69,567)	(72,904)	(8,857)	(79,015)	14,968

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

36.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended 31 December 2013.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity which are extracted from the financial statements.

Debt-equity ratio as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Liabilities	￦	12,692,963	12,409,958
Equity		15,248,270	14,166,557

Debt-equity ratio		83.24%	87.60%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

36.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,530	—	8,713	7,817	16,530
Derivative financial assets		61,322	—	61,322	—	61,322
Available-for-sale financial assets		846,614	657,286	47,002	142,326	846,614

	￦	924,466	657,286	117,037	150,143	924,466

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	834,429	—	—	—	—
Available-for-sale financial assets(*1,2)		382,010	—	—	—	—
Accounts receivable – trade and others(*1)		3,584,193	—	—	—	—
Financial instruments(*1)		313,699	—	—	—	—

	￦	5,114,331	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	￦	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	275,495	—	—	—	—
Borrowings		537,562	—	548,583	—	548,583
Debentures		6,108,265	—	6,514,832	—	6,514,832
Accounts payable - other and others(*1)		3,241,615	—	—	—	—

	￦	10,162,937	—	7,063,415	—	7,063,415

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,542	—	20,532	10	20,542
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		839,647	638,445	46,414	154,788	839,647

	￦	901,901	638,445	108,658	154,798	901,901

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	1,398,639	—	—	—	—
Available-for-sale financial assets(*1,2)		214,416	—	—	—	—
Accounts receivable – trade and others(*1)		3,314,999	—	—	—	—
Financial instruments(*1)		319,616	—	—	—	—

	￦	5,247,670	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		124,339	—	124,339	—	124,339

	￦	220,486	96,147	124,339	—	220,486

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	214,716	—	—	—	—
Borrowings		386,192	—	399,247	—	399,247
Debentures		5,830,324	—	5,946,586	—	5,946,586
Accounts payable - other and others(*1)		3,949,794	—	—	—	—

	￦	10,381,026	—	6,345,833	—	6,345,833

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

The management uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

Fair values of accounts receivable – trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of December 31, 2014 are as follows:

Interest rate
Derivative instruments	1.90% ~ 2.40%
Borrowings and debentures	2.55 ~ 2.68%

3)	There have been no transfers from Level 2 to Level 1 in 2014 and changes of financial assets classified as Level 3 for the year ended December 31, 2014 are as follows:

	Balance at Jan. 1		Acquisition	Gain for the period	Other comprehensive loss	Disposal	Balance at Dec. 31
Financial assets at fair value through profit or loss	￦	10	5,000	2,817	—	(10)	7,817
Available-for-sale financial assets		154,788	34,611	—	(2,339)	(44,734)	142,326

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

36.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 are as follows:

	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
(In millions of won)					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable – trade and other		128,794	(117,568)	11,226	—	—	11,226

	￦	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	￦	45,892	—	45,892	(45,892)	—	—
Accounts payable – other and others		117,568	(117,568)	—	—	—	—

	￦	163,460	(117,568)	45,892	(45,892)	—	—

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2013 are as follows:

	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
(In millions of won)					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,870	—	28,870	(28,870)	—	—
Accounts receivable – trade and others		138,897	(127,055)	11,842	—	—	11,842

	￦	167,767	(127,055)	40,712	(28,870)	—	11,842

Financial liabilities:
Derivatives(*)	￦	43,536	—	43,536	(28,870)	—	14,666
Accounts payable – others		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,870)	—	14,666

(*)	The Group entered into derivative contracts which include enforceable master netting arrangement in accordance with International Swap and Derivatives Association (ISDA). Generally, all contracts made with the identical currencies are settled from one party to another by combining one net amount. In this case, all contracts are liquidated and paid off at net amount by evaluating liquidation value if credit events such as bankruptcy occur.

ISDA agreements do not allow the Group to exercise rights of set-off unless credit events such as bankruptcy occur. Therefore, assets and liabilities recognized in accordance with the agreements cannot be offset as the Group does not have enforceable rights of set-off.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

37.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Ultimate Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 39 others (See Note 1)
Joint venture	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 59 others
Affiliates	The Ultimate Controlling Entity’s investee under equity method, the Ultimate Controlling Entity’s subsidiaries and associates, etc.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Salaries	￦	2,600	2,263
Provision for retirement benefits		907	1,012

	￦	3,507	3,275

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2014 and 2013 are as follows:

		2014
(In millions of won) Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	￦	530	226,772	—	—	—
Associates	F&U Credit information Co., Ltd.		2,395	45,417	—	—	—
	HappyNarae Co., Ltd.		253	6,492	10,418	—	—
	SK hynix Inc.		12,964	3,391	—	—	—
	SK USA, Inc.		—	2,153	—	—	—
	SK Wyverns Baseball Club., Ltd.		901	22,402	—	—	204
	KEB HanaCard Co., Ltd.(*2)		39,828	5,416	—	—	—
	Others		5,852	15,150	—	45	—

			62,193	100,421	10,418	45	204

Other	SK Engineering & Construction Co., Ltd.		3,385	42,964	460,783	—	—
	SK C&C Co., Ltd.		18,309	360,842	168,778	—	—
	SK Networks Co., Ltd.		16,230	1,509,017	5,388	—	—
	SK Networks Services Co., Ltd.		13,017	106,273	2,583	—	—
	SK Telesys Co., Ltd.		494	64,038	205,538	—	—
	SK Energy Co., Ltd.		22,650	944	—	—	—
	SK Gas Co., Ltd.		10,115	—	—	—	—
	Others		25,537	38,868	12,628	—	—

			109,737	2,122,946	855,698	—	—

Total		￦	172,460	2,450,139	866,116	45	204

(*1)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.
(*2)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Parent Company’s associate and KEB Card Co., Ltd., the Group exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the merged company, KEB HanaCard Co., Ltd. (See Note 13.(1)).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

		2013
(In millions of won) Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co., Ltd.(*)	￦	1,912	226,023	—	—	—
Associates	F&U Credit information Co., Ltd.		1,753	43,931	—	—	—
	HappyNarae Co., Ltd.		281	6,217	10,542	—	—
	SK hynix Inc.		3,178	1,160	—	—	—
	SK USA, Inc.		—	2,086	—	—	—
	SK Wyverns Baseball Club., Ltd.		363	—	—	—	204
	HanaSK Card Co., Ltd.(*2)		11,129	14,342	—	—	—
	Others		3,171	3,734	125	1,200	—

			19,875	71,470	10,667	1,200	204

Other	SK Engineering & Construction Co., Ltd.		5,564	37,978	484,006	—	—
	SK C&C Co., Ltd.		4,041	357,945	206,298	—	—
	SK Networks Co., Ltd.		51,996	1,463,341	6,241	—	—
	SK Networks Services Co., Ltd.		6,165	108,972	3,057	—	—
	SK Telesys Co., Ltd.		1,554	99,381	234,319	—	—
	SK Energy Co., Ltd.		20,831	2,422	—	—	—
	SK Gas Co., Ltd.		6,656	—	—	—	—
	Others		30,905	43,759	11,724	—	—

			127,712	2,113,798	945,645	—	—

Total		￦	149,499	2,411,291	956,312	1,200	204

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

37.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2014 and 2013 are as follows:

		2014
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	90	—
Associates	HappyNarae Co., Ltd.		—	13	2,650
	F&U Credit information Co., Ltd.		—	148	797
	SK hynix Inc.		—	2,800	2,840
	SK Wyverns Baseball Club Co., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,998	59
	Others		—	543	1,285

			24,569	43,914	7,631

Other	SK Engineering & Construction Co., Ltd.		—	897	27,282
	SK C&C Co., Ltd.		—	1,393	121,145
	SK Networks. Co., Ltd.		—	2,608	238,351
	SK Networks Services Co., Ltd.		—	16	2,922
	SK Telesys Co., Ltd.		—	321	3,037
	SK innovation co., ltd.		—	1,641	271
	SK Energy Co., Ltd.		—	4,781	79
	SK Gas Co., Ltd.		—	2,143	47
	Others		—	2,813	9,342

			—	16,613	402,476

Total		￦	24,569	60,617	410,107

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

37.	Transactions with Related Parties, Continued

		2013
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable –trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	334	—
Associates	HappyNarae Co., Ltd.		—	27	16,317
	F&U Credit information Co., Ltd.		—	258	585
	SK hynix Inc.		—	392	—
	SK Wyverns Baseball Club Co., Ltd.		1,425	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	SK USA, Inc.		—	—	436
	Hana Card Co., Ltd.		—	3,723	468
	Others		—	10	947

			24,727	42,822	18,753

Other	SK Engineering & Construction Co., Ltd.		—	988	92,058
	SK C&C Co., Ltd.		—	182	127,571
	SK Networks. Co., Ltd.		—	5,930	118,759
	SK Networks Services Co., Ltd.		—	3	5,048
	SK Telesys Co., Ltd.		—	412	70,467
	SK innovation co., ltd.		—	1,480	286
	SK Energy Co., Ltd.		—	5,457	7,438
	SK Gas Co., Ltd.		—	1,469	47
	Others		—	3,223	31,592

			—	19,144	453,266

Total		￦	24,727	62,300	472,019

(5)	As of December 31, 2014, there are no collateral and guarantee provided by the Group to related parties nor by related parties to the Group.
(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.
(7)	There were additional investments in associates and joint ventures during the year ended December 31, 2014. (See Note 13)
(8)	For the year ended December 31, 2014, the Group acquired convertible bonds with a face value of ￦6,000 million from Health Connect Co., Ltd. at the face value. The convertible bonds are included in long-term investment securities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

38.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦14,230 million as of December 31, 2014.

SK Broadband Co., Ltd., has guaranteed for employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ￦2,071 million as collateral as of December 31, 2014.

In addition, Neosnetworks Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for facility funds borrowings in the amount of ￦2,071 million as of December 31, 2014.

(2)	Contingencies

As of December 31, 2014, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary of the Parent Company, amounts to ￦2,097 million. The ultimate outcome of such litigation is not expected to have a material effect on the Group’s financial position or performance results.

(3)	Guarantee provided

PS&Marketing Corporation, a subsidiary of the Parent Company, obtained ￦3,000 million of payment guarantees related to handsets purchased from the Apple Computer Korea Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

39.	Discontinued Operation

(1)	Discontinued operation

During the year ended December 31, 2013, SK Planet Co., Ltd., a subsidiary of the Parent Company, sold 52.6% of its ownership interests (13,294,369 shares) in Loen Entertainment, Inc., to Star Invest Holdings Limited. Consideration for the sale amounted to ￦265,887 million. Loen Entertainment was a subsidiary of SK Planet Co., Ltd. and is engaged in the release of music discs as its primary business, The Group’s ownership interests after the disposition is 15.0% and Loen Entertainment, Inc. was excluded from the Group’s consolidated financial statements as of the date of the sale.

(2)	Results of discontinued operations

Results of discontinued operations included in the consolidated statements of income for the year ended December 31, 2013 are as follows. The consolidated statement of income presented for comparative purposes was restated in order to present discontinued operation segregated from the Group’s continuing operations.

(In millions of won)	2013
Results of discontinued operations:
Revenue	￦	167,033
Expense		(140,204)

Operating income generated by discontinued operations		26,829
Non-operating income		3,189
Gain on disposal relating to discontinued operations		214,352
Income tax expense		(61,125)

Gain from discontinued operations	￦	183,245

Attributable to :
Owners of the Parent Company		175,867
Non-controlling interests		7,378

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

39.	Discontinued Operation, Continued

(3)	Cash flows from discontinued operations

Cash flows from discontinued operations for the year ended December 31, 2013 are as follows:

(In millions of won)	2013
Cash flow from discontinued operations:
Net cash provided by operating activities	￦	40,884
Net cash provided by investing activities		179,490
Net cash used in financing activities		(4,780)

	￦	215,594

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

40.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Interest income	￦	(60,006)	(67,359)
Dividend		(13,048)	(10,197)
Gain on foreign currency translation		(6,277)	(4,401)
Gain on disposal of long-term investment securities		(13,994)	(9,300)
Gain on valuation of derivatives		(8,713)	—
Gain on settlement of derivatives		(7,998)	(7,716)
Gain related to investments in subsidiaries and associates, net		(906,338)	(921,861)
Gain on disposal of property and equipment and intangible assets		(8,792)	(7,991)
Reversal of allowance for doubtful accounts		—	(359)
Gain relating to financial asset at fair value through profit or loss		—	(5,177)
Other income		(608)	(3,951)
Interest expenses		323,910	331,834
Loss on foreign currency translation		5,079	2,634
Loss on disposal of long-term investment securities		2,694	31,909
Impairment loss on long-term investment securities		24,533	52,058
Loss on valuation of derivatives		10	2,106
Loss on settlement of derivatives		672	—
Income tax expense		454,508	461,922
Expense related to defined benefit plan		112,717	92,840
Depreciation and amortization		2,891,870	2,829,784
Bad debt expenses		45,754	57,163
Loss on disposal of property and equipment and intangible assets		32,950	267,702
Impairment loss on property and equipment and intangible assets		47,489	14,399
Loss relating to financial assets at fair value through profit or loss		1,352	—
Loss relating to financial liabilities at fair value through profit or loss		10,370	134,232
Bad debt for accounts receivable—other		17,943	22,167
Impairment loss on other investment securities		22,749	6,136
Other expenses		10,169	6,802

	￦	2,978,995	3,275,376

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

40.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Accounts receivable—trade	￦	(168,839)	(267,754)
Accounts receivable—other		(52,137)	(41,243)
Accrued income		14	(502)
Advance payments		(62,873)	(26,064)
Prepaid expenses		(36,808)	(1,583)
V.A.T. refund receivable		7,200	(5,442)
Inventories		(171)	(39,610)
Long-term accounts receivables—other		80	—
Guarantee deposits		(12,699)	59,431
Accounts payable—trade		(37,790)	(4,708)
Accounts payable—other		(296,875)	(131,142)
Advanced receipts		20,701	(2,916)
Withholdings		306,515	22,025
Deposits received		(4,395)	(1,745)
Accrued expenses		(79,831)	98,081
V.A.T. payable		2,711	(3,901)
Unearned revenue		(140,295)	(188,589)
Provisions		(38,469)	(226,644)
Long-term provisions		29,532	(72,398)
Plan assets		(96,847)	(61,856)
Retirement benefit payment		(46,531)	(42,948)
Others		474	(30,362)

	￦	(707,333)	(969,870)

(3)	Significant non-cash transactions for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Transfer of construction in progress to property and equipment, and intangible assets	￦	2,238,620	2,320,528
Transfer of other property and equipment and others to construction in progress		1,090,954	1,188,826
Increase(decrease) of accounts payable—other related to acquisition of property and equipment and intangible assets		(184,614)	350,735
Return of the existing 1.8GHz frequency use rights		—	614,600

Exhibit 99.2

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2014 and 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as at December 31, 2014 and 2013, the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2014 and 2013 and of its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The accompanying separate statement of finance position of the company as of December 31, 2013, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, were audited by us in accordance with the previous auditing standards generally accepted in the Republic of Korea.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2015

This report is effective as of February 23, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

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SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	Note	December 31, 2014		December 31, 2013
Assets
Current Assets:
Cash and cash equivalents	30,31	￦	248,311	448,459
Short-term financial instruments	5,30,31		143,000	166,000
Short-term investment securities	7,30,31		197,161	102,042
Accounts receivable—trade, net	6,30,31,32		1,559,281	1,513,138
Short-term loans, net	6,30,31,32		67,989	72,198
Accounts receivable—other, net	6,30,31,32		305,990	388,475
Prepaid expenses			86,070	82,837
Inventories, net			23,694	24,596
Non-current assets held for sale	8		—	3,667
Advanced payments and other	6,30,31		58,417	16,370

Total Current Assets			2,689,913	2,817,782

Non-Current Assets:
Long-term financial instruments	5,30,31		69	7,569
Long-term investment securities	7,30,31		608,797	729,703
Investments in subsidiaries and associates	9		8,181,769	8,010,121
Property and equipment, net	10,32		7,705,906	7,459,986
Goodwill	11		1,306,236	1,306,236
Intangible assets, net	12		1,928,169	2,239,167
Long-term loans, net	6,30,31,32		38,457	39,925
Long-term prepaid expenses			28,551	23,007
Guarantee deposits	5,6,30,31,32		156,807	152,057
Long-term derivative financial assets	17,30,31		67,728	41,712
Other non-current assets			60	154

Total Non-Current Assets			20,022,549	20,009,637

Total Assets		￦	22,712,462	22,827,419

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2014 and 2013

(In millions of won)	Note	December 31, 2014		December 31, 2013
Liabilities and Equity
Current Liabilities:
Short-term borrowings	13,30,31	￦	200,000	260,000
Current installments of debentures and long-term borrowings, net	13,30,31		211,863	622,703
Current installments of long-term payables – other	14,30,31		189,389	206,800
Accounts payable – other	30,31,32		1,086,485	1,556,201
Withholdings	30,31		801,119	574,166
Accrued expenses	30,31		615,488	653,742
Income tax payable	27		91,315	104,564
Unearned revenue			92,783	178,569
Derivative financial liabilities	17,30,31		—	21,170
Provisions	15		50,456	66,559
Advanced receipts			39,148	43,599

Total Current Liabilities			3,378,046	4,288,073

Non-Current Liabilities:
Debentures, excluding current installments, net	13,30,31		4,655,137	4,014,777
Long-term borrowings, excluding current installments	13,30,31		80,147	85,125
Long-term payables—other	14,30,31		657,001	828,721
Long-term unearned revenue			19,544	50,894
Defined benefit liabilities	16		15,555	22,886
Long-term derivative financial liabilities	17,30,31		130,889	100,210
Long-term provisions	15		27,676	19,537
Deferred tax liabilities	27		144,876	44,601
Other non-current liabilities	30,31		61,370	57,187

Total Non-Current Liabilities			5,792,195	5,223,938

Total Liabilities			9,170,241	9,512,011

Equity
Share capital	1,18		44,639	44,639
Capital surplus and other capital adjustments	18,19,20		433,894	433,894
Retained earnings	21,22		12,996,790	12,665,699
Reserves	23		66,898	171,176

Total Equity			13,542,221	13,315,408

Total Liabilities and Equity		￦	22,712,462	22,827,419

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2014 and 2013

(In millions of won except for per share data)	Note	2014		2013
Operating revenue:	4,32
Revenue		￦	13,012,644	12,860,379

Operating expense:	32
Labor cost			588,635	598,885
Commissions paid			5,591,245	5,333,869
Depreciation and amortization			2,095,702	2,006,896
Network interconnection			771,786	770,125
Leased line			370,549	412,217
Advertising			213,605	237,291
Rent			377,112	362,659
Cost of products that have been resold			457,049	399,810
Other operating expenses	24		809,801	768,943

			11,275,484	10,890,695

Operating income			1,737,160	1,969,684
Finance income	26		82,276	81,196
Finance costs	26		(293,338)	(422,764)
Other non-operating income	25		37,422	47,618
Other non-operating expenses	25		(184,177)	(417,252)
Loss relating to investments in subsidiaries and associates	9		(57,593)	(37,685)

Profit before income tax			1,321,750	1,220,797
Income tax expense	27		293,209	310,640

Profit for the year		￦	1,028,541	910,157

Earnings per share	28
Basic earnings per share (in won)		￦	14,262	12,837

Diluted earnings per share (in won)		￦	14,262	12,837

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013
Profit for the year		￦	1,028,541	910,157
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss:
Remeasurement of defined benefit liabilities	16		(13,808)	5,927
Items that are or may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	23		(66,103)	4,795
Net change in unrealized fair value of derivatives	17,23		(38,175)	11,793

Other comprehensive income(loss) for the year			(118,086)	22,515

Total comprehensive income		￦	910,455	932,672

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

(In millions of won)
			Capital surplus (deficit) and other capital adjustments					Retained earnings	Reserves	Total equity
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other
Balance, January 1, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048
Cash dividends		—	—	—	—	—	—	(655,946)	—	(655,946)
Issuance of hybrid bond		—	—	—	—	398,518	—	—	—	398,518
Interest on hybrid bond		—	—	—	—	—	—	(8,420)	—	(8,420)
Treasury stock		—	—	270,768	768	—	—	—	—	271,536
Total comprehensive income
Profit for the year		—	—	—	—	—	—	910,157	—	910,157
Other comprehensive income		—	—	—	—	—	—	5,927	16,588	22,515

		—	—	—	—	—	—	916,084	16,588	932,672

Balance, December 31, 2013	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408

Balance, January 1, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408
Cash dividends		—	—	—	—	—	—	(666,802)	—	(666,802)
Interest on hybrid bond		—	—	—	—	—	—	(16,840)	—	(16,840)
Total comprehensive income
Profit for the year		—	—	—	—	—	—	1,028,541	—	1,028,541
Other comprehensive loss		—	—	—	—	—	—	(13,808)	(104,278)	(118,086)

		—	—	—	—	—	—	1,014,733	(104,278)	910,455

Balance, December 31, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,996,790	66,898	13,542,221

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,028,541	910,157
Adjustments for income and expenses	34		2,886,389	3,120,427
Changes in assets and liabilities related to operating activities	34		(334,898)	(714,862)

Sub-total			3,580,032	3,315,722
Interest received			20,954	29,695
Dividends received			13,048	20,641
Interest paid			(224,119)	(246,632)
Income tax paid			(168,482)	(96,953)

Net cash provided by operating activities			3,221,433	3,022,473

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			30,500	13,300
Collection of short-term loans			197,925	279,815
Decrease in long-term financial instruments			2,522	—
Proceeds from disposal of long-term investment securities			54,218	29,762
Proceeds from disposal of investments in subsidiaries and associates			—	1,808
Proceeds from disposal of property and equipment			25,677	3,148
Proceeds from disposal of intangible assets			1,127	965
Proceeds from disposal of assets held for sale			3,667	190,393
Collection of long-term loans			3,660	11,727
Proceeds from disposal of other non-current assets			93	290

Sub-total			319,389	531,208
Cash outflows for investing activities:
Increase in short-term investment securities, net			(94,802)	(45,031)
Increase in short-term loans			(195,700)	(275,913)
Increase in long-term financial instruments			(2,522)	(7,500)
Acquisition of long-term investment securities			(28,801)	(9,313)
Acquisition of investments in subsidiaries and associates			(210,060)	(206,791)
Acquisition of property and equipment			(2,319,016)	(2,201,354)
Acquisition of intangible assets			(91,060)	(179,069)
Increase in long-term loans			(45)	—

Sub-total			(2,942,006)	(2,924,971)

Net cash used in investing activities			(2,622,617)	(2,393,763)

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2014 and 2013

(In millions of won)	2014		2013
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from long-term borrowings	￦	3,552	96,455
Issuance of hybrid bond		—	398,518
Issuance of debentures		797,364	1,014,859
Cash inflows from settlement of derivatives		119	20,026

Sub-total		801,035	1,529,858
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(60,000)	(70,000)
Repayment of long-term borrowings		(12,814)	(457,110)
Repayment of long-term account payables-other		(207,668)	(161,575)
Repayment of debentures		(629,940)	(621,976)
Payment of cash dividends		(666,802)	(655,946)
Payment of interest on hybrid bond		(16,840)	—
Cash outflows from settlement of derivatives		(5,882)	—

Sub-total		(1,599,946)	(1,966,607)

Net cash used in financing activities		(798,911)	(436,749)

Net increase (decrease) in cash and cash equivalents		(200,095)	191,961
Cash and cash equivalents at beginning of the year		448,459	256,577
Effects of exchange rate changes on cash and cash equivalents		(53)	(79)

Cash and cash equivalents at end of the year	￦	248,311	448,459

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2014, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	5,722,692	7.09
Institutional investors and other minority stockholders	44,850,192	55.54
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 5, 2015, which will be submitted for approval at the shareholders’ meeting to be held on March 20, 2015.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	revenue (See Note 4.(21))

•	classification of lease (See Note 4.(13))

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit obligations and recognition of deferred tax assets (liabilities).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 31.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

Except for the changes below, the Company has consistently applied the accounting policies set out in Note 4 to all periods presented in these financial statements.

The Company has adopted the following amendments to standards with a date of initial application of January 1, 2014.

(1)	Offsetting financial assets and financial liabilities

The Company has adopted amendments to K-IFRS 1032, ‘Offsetting Financial Assets and Financial Liabilities’ since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle.

There is no material impact of the application of this amendment on the Company’s financial statements.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for those as described in Note 3.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its separate financial statements in accordance with K-IFRS No. 1108, ‘Operating Segments’ and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, ‘Separate Financial Statements’. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

16

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

17

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

18

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

19

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

20

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(12)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

21

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(13)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased asset may be impaired.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

22

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

23

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(16)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligations, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

24

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(18)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(19)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

25

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(20)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(21)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates, and are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

26

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

27

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

4.	Significant Accounting Policies, Continued

(23)	Income taxes, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if (a) there is a legally enforceable right to offset the related current tax liabilities and assets, (b) they relate to income taxes levied by the same tax authority and (c) they intend to settle current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(25)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning on or after January 1, 2014, and the Company has not early adopted them.

As of December 31, 2014, management is not able to evaluate the impact, if any, of applying these standards on its financial position and results of operations.

1)	K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits. This amendment is effective for annual periods beginning on or after July 1, 2014, with early adoption permitted.

2)	K-IFRS 1027 ‘Separate Financial Statements’

Amendments to K-IFRS 1027 introduced equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and equity method options. This amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

28

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2014 and 2013 are summarized as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Short-term financial instruments
Charitable fund(*)	￦	85,500	76,000
Long-term financial instruments
Charitable fund(*)		—	7,500
Other		69	69
Guarantee deposits		280	40

	￦	85,849	83,609

(*)	The Company established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2014, the funds cannot be withdrawn.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,665,941	(106,660)	1,559,281
Short-term loans		68,676	(687)	67,989
Accounts receivable—other		366,821	(60,831)	305,990
Accrued income		6,354	—	6,354

		2,107,792	(168,178)	1,939,614
Non-current assets:
Long-term loans		60,130	(21,673)	38,457
Guarantee deposits		156,807	—	156,807

		216,937	(21,673)	195,264

	￦	2,324,729	(189,851)	2,134,878

(In millions of won)	December 31, 2013
	Gross Amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,614,466	(101,328)	1,513,138
Short-term loans		72,928	(730)	72,198
Accounts receivable—other		439,209	(50,734)	388,475
Accrued income		5,682	—	5,682

		2,132,285	(152,792)	1,979,493
Non-current assets:
Long-term loans		61,613	(21,688)	39,925
Guarantee deposits		152,057	—	152,057

		213,670	(21,688)	191,982

	￦	2,345,955	(174,480)	2,171,475

29

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

6.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts of trade and other receivables during the years ended December 31, 2014 and 2013 were as follows:

(In millions of won)
	2014		2013
Balance at January 1	￦	174,480	153,337
Increase of bad debt allowances		43,186	52,835
Write-offs		(49,926)	(51,063)
Collection of receivables previously written-off		22,111	19,371

Balance at December 31	￦	189,851	174,480

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014			December 31, 2013
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,182,627	553,014	1,169,946	622,679
Overdue but not impaired		47,663	—	32,705	—
Impaired		435,651	105,774	411,815	108,810

		1,665,941	658,788	1,614,466	731,489
Allowances for doubtful accounts		(106,660)	(83,191)	(101,328)	(73,152)

	￦	1,559,281	575,597	1,513,138	658,337

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Less than 1 month	￦	12,045	9,549
1 ~ 3 months		15,222	6,975
3 ~ 6 months		8,591	2,565
More than 6 months		11,805	13,616

	￦	47,663	32,705

30

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

7.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Beneficiary certificates(*)	￦	197,003	101,414
Current portion of long-term investment securities		158	628

	￦	197,161	102,042

(*)	The interest distributions arising from beneficiary certificates as of December 31, 2014, were accounted for as accrued income.

(2)	Details of long-term available-for-sale financial assets as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Equity securities:
Marketable equity securities	￦	490,741	574,321
Unlisted equity securities(*1)		28,696	22,870
Equity investments(*2)		73,054	111,792

		592,491	708,983
Debt securities:
Public bonds(*3)		158	356
Investment bonds(*4)		16,306	20,992

		16,464	21,348

Total		608,955	730,331
Less current portion of long-term investment securities		(158)	(628)

Long-term investment securities	￦	608,797	729,703

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Details of maturity for the public bonds as of December 30, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Less than 1 year	￦	158	356

(*4)	During the year ended December 31, 2014, the Company exercised the conversion right for the convertible bonds of NanoEnTek, Inc., which were the Parent Company is able to exercise significant influence on NanoEnTek, Inc. classified as financial assets at fair value through profit or loss. As a result of this transaction, investments in associates have increased by ￦19,180 million and the difference between carrying amount of the financial assets at fair value and fair value of ￦1,352 million is accounted for as finance costs. In addition, during the year ended December 31, 2014, the Company classified the convertible bonds of IRIVER LIMITED, amounting to ￦7,817 million, as financial assets at fair value through profit or loss and the difference between carrying amount and fair value was accounted for as gain or loss relating to financial assets at fair value through profit or loss.

31

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

8.	Non-current Assets Held for Sale

Non-current assets held for sale as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Investments in associates:
TR Entertainment(*1)	￦	—	2,611
SK Fans Co., Ltd.(*2)		—	1,056

	￦	—	3,667

(*1)	A disposal contract for the Company’s entire ownership interests in TR Entertainment was entered into during the year ended December 31, 2013 and the investment in the associate was reclassified to assets classified held for sale and an impairment loss of ￦4,019 million was recognized. During the year ended December 31, 2014, the Company disposed of its investments in TR Entertainment.
(*2)	During the year ended December 31, 2013, contract changes for SK Fans Co., Ltd. was made and the Company recognized the difference between the changes and the existing contractual amount as impairment loss. During the year ended December 31, 2014, the Company disposed of its investments in SK Fans Co., Ltd.

9.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Investments in subsidiaries	￦	3,614,750	3,453,988
Investments in associates		4,567,019	4,556,133

	￦	8,181,769	8,010,121

32

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

9.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014				December 31, 2013
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation(*1)	66,000,000	100.0		313,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	72,927,317	100.0		1,538,020	1,538,020
Neosnetworks Co., Ltd.(*2)	31,310	66.7		23,968	—
IRIVER LIMITED(*3)	15,202,039	49.0		54,503	—
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.(*4)	122	100.0		83,871	76,764
YTK Investment Ltd.(*5)	—	100.0		27,945	69,464
Atlas Investment(*4)	—	100.0		77,050	60,347
SK Global Healthcare Business Group Ltd.	—	100.0		25,784	25,784

			￦	3,614,750	3,453,988

(*1)	The Company participated in increasing paid-in capital and additionally obtained 20,000,000 shares.
(*2)	During the year ended December 31, 2014, the Company acquired 31,310 shares of Neosnetworks Co., Ltd. (the ownership interest of 66.7%) by purchasing old shares from the pre-existing shareholders and participating in the capital increase. The Company entered into a shareholders’ agreement which granted put options to the pre-existing shareholders for the remaining equity interest of Neosnetworks Co., Ltd. and call options to the Company for those shares if certain conditions are met.
(*3)	The Company newly acquired 10,241,722 shares of IRIVER LIMITED and additionally acquired 4,960,317 shares by participating in the capital increase during the year ended December 31, 2014.
(*4)	The carrying amount increased due to additional investment during the year ended December 31, 2014.
(*5)	For the year ended December 31, 2014, carrying amount in excess of the fair value less cost to sell of ￦41,519 million was recognized as impairment loss.

33

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

9.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014			December 31, 2013
	Number of shares	Ownership percentage (%)	Carrying amount	Carrying amount
SK China Company Ltd.(*1)	720,000	9.6	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5	12,250	12,250
Korea IT Fund(*2)	190	63.3	220,957	220,957
Wave City Development Co., Ltd.(*1)	382,000	19.1	1,532	1,532
KEB HanaCard Co., Ltd.(*3)	67,627,587	25.4	430,044	400,000
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0	8,340	8,340
NanoEnTek, Inc.(*4)	5,870,290	26.0	37,959	11,000
SK Industrial Development China Co., Ltd.	77,762,360	21.0	83,691	83,691
Packet One Network(*1,5)	2,265,944	13.6	60,706	60,706
SK Technology Innovation Company(*6)	14,700	49.0	45,864	85,873
SK hynix Inc.	146,100,000	20.1	3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1	14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1	14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0	145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others(*6)	—	—	68,737	74,845

			4,567,019	4,556,133

(*1)	Classified as investments in associates because the Company can exercise significant influence over the associate through participation on the associate’s board of directors.
(*2)	Classified as an investment in associate because the Company has less than 50% of the voting rights of the board of directors.
(*3)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Company’s associate, and KEB Card Co., Ltd., the Company exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd.
(*4)	The number of shares increased by 2,812,374 and 1,250,786, respectively, due to a conversion of convertible bond and the additional investment during the year ended December 31, 2014.
(*5)	The ownership percentage decreased due to unequal increase in paid-in capital during the year ended December 31, 2014.
(*6)	During the year ended December 31, 2014, the difference between the recoverable amount and carrying amount of shares of SK Technology Innovation Company and Gemini, amounting to ￦46,116 million, was recognized as impairment loss.

34

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

9.	Investments in Subsidiaries and Associates, Continued

(4)	The market price of investments in listed subsidiaries as of December 31, 2014 and 2013 are as follows:

(In millions of won, except for share data)	December 31, 2014				December 31, 2013
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
IRIVER LIMITED		6,370	15,202,039	96,837	—	—	—
SK Broadband Co., Ltd.	￦	4,380	149,638,354	655,416	4,375	149,638,354	654,668

10.	Property and Equipment

(1)	Property and equipment as of December 31, 2014 and 2013 are as follows:

	December 31, 2014
(In millions of won)	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	448,255	—	448,255
Buildings		1,033,307	(464,433)	568,874
Structures		735,507	(384,592)	350,915
Machinery		20,502,955	(15,225,026)	5,277,929
Other		1,213,336	(782,858)	430,478
Construction in progress		629,455	—	629,455

	￦	24,562,815	(16,856,909)	7,705,906

	December 31, 2013
(In millions of won)	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	416,991	—	416,991
Buildings		1,015,619	(430,244)	585,375
Structures		714,814	(351,721)	363,093
Machinery		18,807,106	(13,862,018)	4,945,088
Other		1,223,845	(751,013)	472,832
Construction in progress		676,607	—	676,607

	￦	22,854,982	(15,394,996)	7,459,986

35

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

10.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	416,991	7,502	(12)	23,774	—	448,255
Buildings		585,375	1,722	(135)	16,311	(34,399)	568,874
Structures		363,093	8,908	(39)	11,843	(32,890)	350,915
Machinery		4,945,088	208,645	(19,955)	1,724,311	(1,580,160)	5,277,929
Other		472,832	1,093,655	(4,074)	(1,025,891)	(106,044)	430,478
Construction in progress		676,607	776,239	(14,922)	(808,469)	—	629,455

	￦	7,459,986	2,096,671	(39,137)	(58,121)	(1,753,493)	7,705,906

	2013
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	395,968	6,865	(21)	14,179	—	416,991
Buildings		607,973	729	(139)	11,045	(34,233)	585,375
Structures		363,364	17,779	(18)	15,315	(33,347)	363,093
Machinery		4,532,811	205,190	(6,250)	1,735,502	(1,522,165)	4,945,088
Other		579,448	1,162,131	(3,491)	(1,157,528)	(107,728)	472,832
Construction in progress		639,526	841,444	(25,105)	(779,258)	—	676,607

	￦	7,119,090	2,234,138	(35,024)	(160,745)	(1,697,473)	7,459,986

36

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

11.	Goodwill

Goodwill as of December 31, 2014 and 2013 is as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.2% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.8% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless business growth. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

12.	Intangible Assets

(1)	Intangible assets as of December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,649,835)	—	1,384,044
Land use rights		43,192	(29,176)	—	14,016
Industrial rights		37,770	(27,187)	—	10,583
Development costs		99,215	(99,215)	—	—
Facility usage rights		45,636	(29,793)	—	15,843
Memberships(*1)		81,955	—	(18,490)	63,465
Other(*2)		1,840,574	(1,400,356)	—	440,218

	￦	5,182,221	(3,235,562)	(18,490)	1,928,169

	2013
(In millions of won)	Acquisition cost		Accumulated depreciation	Carrying amount
Frequency use rights	￦	3,033,879	(1,369,308)	1,664,571
Land use rights		34,755	(25,003)	9,752
Industrial rights		32,860	(23,747)	9,113
Development costs		101,957	(101,957)	—
Facility usage rights		43,461	(27,306)	16,155
Memberships(*1)		82,815	—	82,815
Other(*2)		1,702,751	(1,245,990)	456,761

	￦	5,032,478	(2,793,311)	2,239,167

37

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

12.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2014 and 2013 are as follows, Continued:

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Company built and donated to a university and the Company is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the years ended December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment loss	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(280,527)	—	1,384,044
Land use rights		9,752	8,737	—	—	(4,473)	—	14,016
Industrial rights		9,113	4,959	(2)	—	(3,487)	—	10,583
Facility usage rights		16,155	1,890	(30)	382	(2,554)	—	15,843
Memberships(*)		82,815	—	(860)	—	—	(18,490)	63,465
Other		456,761	75,474	(592)	72,760	(164,185)	—	440,218

	￦	2,239,167	91,060	(1,484)	73,142	(455,226)	(18,490)	1,928,169

(*)	The Company recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ￦18,490 million as impairment loss for the year ended December 31, 2014.

	2013
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(261,917)	1,664,571
Land use rights		9,815	4,275	(51)	—	(4,287)	9,752
Industrial rights		9,769	1,910	(74)	—	(2,492)	9,113
Development costs		665	—	—	—	(665)	—
Facility usage rights		16,786	1,930	(75)	9	(2,495)	16,155
Memberships		81,518	2,131	(834)	—	—	82,815
Other		375,451	53,599	(184)	174,086	(146,191)	456,761

	￦	2,187,872	1,110,678	(815,431)	174,095	(418,047)	2,239,167

(*)	The Company newly acquired 1.8GHz frequency use rights through auction during the year ended December 31, 2013 and returned the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. The Company recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets with regard to this transaction.

38

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

12.	Intangible Assets, Continued

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Research and development costs expensed as incurred	￦	240,562	231,767

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2014 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	￦	198,542	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		32,622	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		263,536	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		879,340	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		10,004	WiBro service	Mar. 2012	Mar. 2019

	￦	1,384,044

39

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

13.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2014 and 2013 are as follows:

(In millions of won and thousands of U.S. dollars) Lender	Annual interest rate (%)	Maturity	December 31, 2014		December 31, 2013
Kookmin Bank	3.48	Jan. 3, 2014	￦	—	60,000
Korea Development Bank	2.48	Apr. 30, 2015		100,000	—
CP	3.09	Jan. 3, 2014		—	100,000
	3.09	Jan. 6, 2014		—	100,000
	2.37	Jan. 15, 2015		100,000	—

			￦	200,000	260,000

(2)	Long-term borrowings as of December 31, 2014 and 2013 are as follows:

(In millions of won and thousands of U.S. dollars) Lender	Annual interest rate (%)	Maturity	December 31, 2014		December 31, 2013
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	￦	94,903 (USD 86,338)	99,975 (USD 94,736)

				94,903	99,975
Less present value discount on long-term borrowings				(2,623)	(3,287)

				92,280	96,688
Less current portion of long-term borrowings				(12,133)	(11,563)

			￦	80,147	85,125

(*)	For the years ended December 31, 2014 and 2013, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installments on an annual basis from 2014 to 2022.

40

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

13.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2014 and 2013 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)	Purpose	Maturity	Annual interest rate (%)	December 31, 2014		December 31, 2013
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2014	5.00		—	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	—
Unsecured private bonds		2024	3.64		150,000	—
Unsecured private bonds(*3)		2029	4.73		55,188	—
Unsecured private bonds(*3)		2029	4.72		55,177	—
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	—
Unsecured private bonds		2021	2.66		150,000	—
Unsecured private bonds		2024	2.82		190,000	—
Foreign global bonds	Operating fund	2027	6.63		439,680	422,120
					(USD 400,000)	(USD 400,000)
Exchangeable bonds (*2)	Refinancing fund	2014	1.75		—	96,147
						(USD 91,109)
Floating rate notes (*1)	Operating fund	2014	3M Libor + 1.60		—	263,825
						(USD 250,000)
Floating rate notes		2014	SOR rate + 1.20		—	54,129
						(SGD 65,000)
Swiss unsecured private bonds		2017	1.75		333,429	356,601
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		769,440	738,710
					(USD 700,000)	(USD 700,000)
Australian unsecured private bonds		2017	4.75		269,727	281,988
					(AUD 300,000)	(AUD 300,000)
Floating rate notes (*1)		2020	3M Libor + 0.88		329,760	316,590
					(USD 300,000)	(USD 300,000)

					4,882,401	4,660,110
Less discounts on bonds					(27,534)	(34,193)

					4,854,867	4,625,917
Less current portion of bonds					(199,730)	(611,140)

				￦	4,655,137	4,014,777

(*1)	As of December 31, 2014, 3M Libor rate is 0.23%.

41

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

13.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2014 and 2013 are as follows, Continued:

(*2)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Company may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

As of December 31, 2013, the principal amount and the fair value of the remaining exchangeable bonds were USD 57,046,000 and USD 91,108,508, respectively. Exchange for the remaining entire bonds was claimed during 2013 and redeemed by cash during the year ended December 31, 2014.

(*3)	The Company settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by appointing the structured bonds as designated financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦10,365 million as of December 31, 2014.

42

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

14.	Long-term Payables – Other

(1)	As of December 31, 2014 and 2013, long-term payables—other consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies as follows (See Note 12):

(In millions of won)	Period of repayment	Coupon rate	Annual effective interest rate(*)	December 31, 2014		December 31, 2013
2.1GHz	2012~2014	3.58%	5.89%	￦	—	17,533
800MHz	2013~2015	3.51%	5.69%		69,416	138,833
2.3GHz	2014~2016	3.00%	5.80%		5,766	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		824,841	942,675

					900,023	1,107,691
Present value discount on long-term payables – other					(53,633)	(72,170)

					846,390	1,035,521
Less current portion of long-term payables – other					(190,134)	(207,668)
Current portion of present value discount on long-term payables – other					745	868

Carrying amount at December 31				￦	657,001	828,721

(*)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables-other.

(2)	The repayment schedule of long-term payables – other related to acquisition of W-CDMA licenses as of December 31, 2014 is as follows:

(In millions of won)	Amount
Less than 1 year	￦	190,134
1~3 years		238,552
3~5 years		235,669
More than 5 years		235,668

	￦	900,023

43

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

15.	Provisions

Change in provisions for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	For the year ended December 31, 2014					As of December 31, 2014
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset Subsidy(*1)	￦	53,923	41,802	(68,926)	26,799	14,844	11,955
Provision for restoration(*2)		32,173	19,699	(539)	51,333	35,612	15,721

	￦	86,096	61,501	(69,465)	78,132	50,456	27,676

(In millions of won)	For the year ended December 31, 2013						As of December 31, 2013
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	353,383	9,416	(308,876)	—	53,923	53,334	589
Provision for restoration(*2)		32,791	3,761	(406)	(3,973)	32,173	13,225	18,948

	￦	386,174	13,177	(309,282)	(3,973)	86,096	66,559	19,537

(*1)	The Company has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized a provision for subsidy amounts which the Company is expected to pay in future periods.
(*2)	In the course of the Company’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Company records these restoration costs as property and equipment and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(2)	The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

44

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

16.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Present value of defined benefit obligations	￦	195,130	154,460
Fair value of plan assets		(179,575)	(131,574)

	￦	15,555	22,886

(2)	Principal actuarial assumptions as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Discount rate for defined benefit obligations	2.91%	3.96%
Expected rate of salary increase	3.80%	4.32%

Discount rate for defined benefit obligations is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligations. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	For the year ended December 31
	2014		2013
Beginning balance	￦	154,460	133,098
Current service cost		33,457	33,920
Interest cost		6,415	4,977
Remeasurement
- Demographic assumption		—	(981)
- Financial assumption		8,231	(9,099)
- Adjustment based on experience		11,500	3,837
Benefit paid		(21,887)	(15,566)
Others(*)		2,954	4,274

Ending balance	￦	195,130	154,460

(*)	Others for the years ended December 31, 2014 and 2013 include transfer to construction in progress and liabilities succeeded in relation to transfer of executives from affiliates.

45

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

16.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Beginning balance	￦	131,574	98,147
Interest income		5,302	3,535
Actuarial gain		1,514	1,578
Contributions to the plan		48,500	34,000
Benefit paid		(7,315)	(5,748)
Others		—	62

Ending balance	￦	179,575	131,574

The Company expects to make a contribution of ￦41,725 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying statements of income) and capitalized into construction-in-progress for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Current service cost	￦	33,457	33,920
Net Interest cost		1,113	1,442

	￦	34,570	35,362

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Equity instruments	￦	951	405
Debt instruments		52,614	33,320
Short-term financial instruments, etc.		126,010	97,849

	￦	179,575	131,574

Actual return on plan assets for the years ended December 31, 2014 and 2013 amounted to ￦6,816 million and ￦5,113 million, respectively.

46

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

16.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2014, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)	Increase		Decrease
Discount rate (if changed by 0.5%)	￦	(7,253)	7,786
Expected salary increase rate (if changed by 0.5%)		7,857	(7,383)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2014 and 2013 are 8.42 years and 8.49 years, respectively.

17.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2014 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of USD 86,338)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

47

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

17.	Derivative Instruments, Continued

(2)	As of December 31, 2014, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

	Fair value
	Cash flow hedge
(In millions of won and thousands of foreign currencies) Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain) loss	Others (*)	Held for trading purpose	Total
Non-current assets:
Structured bond (face value of KRW 100,000)	￦	—	—	—	—	8,713		8,713
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(40,360)	(12,886)	(17,545)	129,806	—		59,015

Total assets							￦	67,728

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(8,725)	(2,786)	(29,993)	—	—		(41,504)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(22,903)	(7,312)	6,058	—	—		(24,157)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		2,588	826	(65,496)	—	—		(62,082)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(4,369)	(1,395)	4,668	—	—		(1,096)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 86,388)		(4,439)	(1,417)	3,806	—	—		(2,050)

Total liabilities							￦	(130,889)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

48

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

18.	Share Capital and Capital Surplus and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of December 31, 2014 and 2013 are as follows:

(In millions of won, except for share data)	December 31, 2014		December 31, 2013
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 19)		(2,139,683)	(2,139,683)
Loss on disposal of treasury stock		(18,087)	(18,087)
Hybrid bond (Note 20)		398,518	398,518
Others		(722,741)	(722,741)

	￦	433,894	433,894

(*)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the year ended December 31, 2014 and 2013.

Changes in number of shares outstanding for the years ended December 31, 2014 and 2013 are as follows:

	2014			2013
(In shares)	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	—	—	—	(1,241,337)	1,241,337

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336

49

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

19.	Treasury Stock

The Company acquired treasury stock to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed. Treasury stock as of December 31, 2014 and 2013 are as follows:

(In millions of won, shares)
	December 31, 2014		December 31, 2013
Number of shares		9,809,375	9,809,375
Amount	￦	2,139,683	2,139,683

20.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2014 is as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate (%)	Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21(*2)	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.

(*2)	Annual interest rate is adjusted after five years from the issuance date.

50

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

21.	Retained Earnings

(1)	Retained earnings as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		151,534	155,767
Reserve for business expansion		9,476,138	9,376,138
Reserve for technology development		2,416,300	2,271,300

		12,066,292	11,825,525
Unappropriated		930,498	840,174

	￦	12,996,790	12,665,699

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

51

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

22.	Statements of Appropriation of Retained Earnings

Details of appropriations of retained earnings for the years ended December 31, 2014 and 2013 are as follows:

Date of appropriation for 2014: March 20, 2015

Date of appropriation for 2013: March 21, 2014

(In millions of won)	2014		2013
Unappropriated retained earnings:
Unappropriated retained earnings	￦	3,542	3,018
Remeasurement of defined benefit liabilities		(13,808)	5,927
Interim dividends - ￦1,000 per share, 200% on par value		(70,937)	(70,508)
Interest on hybrid bond		(16,840)	(8,420)
Profit		1,028,541	910,157

		930,498	840,174

Transfer from voluntary reserves:
Reserve for research and manpower development		64,233	64,233

Appropriation of retained earnings:
Reserve for research and manpower development		—	60,000
Reserve for business expansion		195,000	100,000
Reserve for technology development		200,000	145,000
Cash dividends – ￦8,400 per share, 1,680% on par value		595,865	595,865

		990,865	900,865

Unappropriated retained earnings to be carried over to subsequent year	￦	3,866	3,542

52

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

23.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Unrealized fair value of available-for-sale financial assets	￦	145,106	211,209
Unrealized fair value of derivatives		(78,208)	(40,033)

	￦	66,898	171,176

(2)	Changes in reserves for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2014		211,209	(40,033)	171,176
Changes		(87,207)	(50,363)	(137,570)
Tax effect		21,104	12,188	33,292

Balance at December 31, 2014	￦	145,106	(78,208)	66,898

(In millions of won)	2013
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2013		206,414	(51,826)	154,588
Changes		6,326	15,058	21,384
Tax effect		(1,531)	(3,265)	(4,796)

Balance at December 31, 2013	￦	211,209	(40,033)	171,176

53

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

23.	Reserves, Continued

(3)	Details of change in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	278,640	(67,431)	211,209
Amount recognized as other comprehensive income during the year		(77,367)	18,723	(58,644)
Amount reclassified to profit or loss		(9,840)	2,381	(7,459)

Balance at December 31, 2014	￦	191,433	(46,327)	145,106

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	272,314	(65,900)	206,414
Amount recognized as other comprehensive income during the year		6,326	(1,531)	4,795

Balance at December 31, 2013	￦	278,640	(67,431)	211,209

(4)	Details of change in unrealized fair value of derivatives for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	(52,814)	12,781	(40,033)
Amount recognized as other comprehensive income during the year		(42,608)	10,311	(32,297)
Amount reclassified to profit or loss		(7,755)	1,877	(5,878)

Balance at December 31, 2014	￦	(103,177)	24,969	(78,208)

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	(67,871)	16,045	(51,826)
Amount recognized as other comprehensive income during the year		12,404	(3,002)	9,402
Amount reclassified to profit or loss		2,654	(263)	2,391

Balance at December 31, 2013	￦	(52,813)	12,780	(40,033)

54

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

24.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Other Operating Expenses:
Communication expenses	￦	42,055	49,789
Utilities		182,790	168,073
Taxes and dues		21,500	19,184
Repair		202,824	191,489
Research and development		240,562	231,767
Training		31,768	27,847
Bad debt for accounts receivables – trade		27,313	32,051
Other		60,989	48,743

	￦	809,801	768,943

25.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	3,676	1,869
Others(*1)		33,746	45,749

	￦	37,422	47,618

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	17,493	233,611
Impairment loss on property and equipment, and intangible assets		18,490	—
Donations		67,130	59,820
Bad debt for accounts receivable – other		15,873	20,784
Others(*2)		65,191	103,037

	￦	184,177	417,252

(*1)	Others for the year ended December 31, 2014 primarily consists of VAT refund.
(*2)	Others for the year ended December 31, 2014 and 2013 primarily consists of penalties.

55

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

26.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Finance Income:
Interest income	￦	25,015	32,265
Dividends		13,048	20,640
Gain on foreign currency transactions		13,505	9,260
Gain on foreign currency translations		1,373	699
Gain relating to financial assets at fair value through profit or loss		2,817	5,177
Gain on disposal of long-term investment securities		9,807	5,439
Gain on valuation of derivatives		8,713	—
Gain on settlement of derivatives		7,998	7,716

	￦	82,276	81,196

(In millions of won)
	2014		2013
Finance Costs:
Interest expense	￦	265,195	274,190
Loss on foreign currency transactions		15,526	13,607
Loss on foreign currency translations		167	662
Loss on disposal of long-term investment securities		57	73
Loss on settlement of derivatives		672	—
Loss relating to financial assets at fair value through profit or loss		1,352	—
Loss relating to financial liabilities at fair value through profit or loss(*)		10,369	134,232

	￦	293,338	422,764

(*)	Loss relating to financial liability at fair value through profit or loss for the year ended December 31, 2013 represents 1) valuation loss related to exchangeable bond (issue price of USD 326,397,463) as a result of increase in stock price of the Company and increase in foreign exchange rate, and 2) loss on repayment of debentures upon the claim for exchange.

56

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

26.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Interest income on cash equivalents and deposits	￦	12,428	18,677
Interest income on installment receivables and others		12,587	13,588

	￦	25,015	32,265

(3)	Details of interest expense included in finance costs for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Interest expense on bank overdrafts and borrowings	￦	20,030	22,786
Interest expense on debentures		198,317	211,124
Others		46,848	40,280

	￦	265,195	274,190

57

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

26.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2014 and 2013 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in Note 6.

(i)	Finance income and costs

	2014			2013
(In millions of won)	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial asset at fair value through profit or loss	￦	11,530	1,352	5,177	—
Available-for-sale financial assets		23,981	57	27,061	73
Loans and receivables		35,377	15,682	40,502	14,219
Derivative designated as hedging instrument		7,998	672	7,716	—

Sub-total		78,886	17,763	80,456	14,292

Financial Liabilities:
Financial liability at fair value through profit or loss		—	10,369	—	134,232
Financial liability measured as amortised cost		3,390	265,206	740	274,240

Sub-total		3,390	275,575	740	408,472

Total	￦	82,276	293,338	81,196	422,764

(ii)	Other comprehensive income (loss)

(In millions of won)	2014		2013
Financial Assets:
Available-for-sale financial assets	￦	(66,103)	4,795
Derivative designated as hedging instrument		(16,374)	12,810

Sub-total		(82,477)	17,605

Financial Liabilities:
Derivative designated as hedging instrument		(21,801)	(1,017)

Sub-total		(21,801)	(1,017)

Total	￦	(104,278)	16,588

(5)	Details of impairment losses for financial assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Bad debt for accounts receivable - trade	￦	27,313	32,051
Bad debt for accounts receivable - other		15,873	20,784

	￦	43,186	52,835

58

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

27.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2014 and 2013 consist of the following:

(In millions of won)	2014		2013
Current tax expense
Current tax payable	￦	169,456	173,915
Adjustments recognized in the period for current tax of prior periods		(14,223)	(24,665)

		155,233	149,250

Deferred tax expense
Changes in net deferred tax assets		100,275	168,324
Tax directly charged to equity		37,701	(6,934)

		137,976	161,390

Income tax for continuing operation	￦	293,209	310,640

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2014 and 2013 is attributable to the following:

(In millions of won)	2014		2013
Income taxes at statutory income tax rate	￦	319,401	294,971
Non-taxable income		(33,653)	(34,067)
Non-deductible expenses		60,082	65,717
Tax credit and tax reduction		(33,581)	(36,290)
Changes in unrealizable deferred taxes		21,982	52,346
Others (income tax refund, etc.)		(41,022)	(32,037)

Income tax for continuing operation	￦	293,209	310,640

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Net change in fair value of available-for-sale financial assets	￦	21,104	(1,531)
Gain or loss on valuation of derivatives		12,188	(3,265)
Remeasurement of defined benefit liabilities		4,409	(1,893)
Loss on disposal of treasury stock		—	(245)

	￦	37,701	(6,934)

59

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

27.	Income Tax Expense, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 are as follows:

	2014
(In millions of won)	Beginning		Deferred tax expense (benefit)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	43,352	3,320	—	46,672
Accrued interest income		(1,375)	(163)	—	(1,538)
Available-for-sale financial assets		(9,725)	(336)	21,104	11,043
Investments in subsidiaries and associates		85,298	(16,246)	—	69,052
Property and equipment (depreciation)		(308,657)	(35,831)	—	(344,488)
Provisions		13,049	(6,564)	—	6,485
Retirement benefit obligation		7,906	(2,929)	4,409	9,386
Gain or loss on valuation of derivatives		12,781	—	12,188	24,969
Gain or loss on foreign currency translation		19,580	(253)	—	19,327
Tax free reserve for research and manpower development		(30,064)	30,064	—	—
Goodwill relevant to leased line		31,025	(26,592)	—	4,433
Unearned revenue (activation fees)		53,412	(27,435)	—	25,977
Others		38,817	(55,011)	—	(16,194)

	￦	(44,601)	(137,976)	37,701	(144,876)

60

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

27.	Income Tax Expense, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2014 and 2013 are as follows, Continued:

	2013
(In millions of won)	Beginning		Deferred tax expense (benefit)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	36,945	6,407	—	43,352
Accrued interest income		(1,004)	(371)	—	(1,375)
Available-for-sale financial assets		12,156	(20,350)	(1,531)	(9,725)
Investments in subsidiaries and associates		81,416	3,882	—	85,298
Property and equipment (depreciation)		(235,440)	(73,217)	—	(308,657)
Provisions		85,519	(72,470)	—	13,049
Retirement benefit obligation		9,573	226	(1,893)	7,906
Gain or loss on valuation of derivatives		16,046	—	(3,265)	12,781
Gain or loss on foreign currency translation		19,706	(126)	—	19,580
Tax free reserve for research and manpower development		(31,089)	1,025	—	(30,064)
Goodwill relevant to leased line		68,675	(37,650)	—	31,025
Unearned revenue (activation fees)		97,110	(43,698)	—	53,412
Others		(35,890)	74,952	(245)	38,817

	￦	123,723	(161,390)	(6,934)	(44,601)

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2014 and 2013 are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Allowance for doubtful accounts	￦	77,405	77,405
Investments in subsidiaries and associates		717,455	626,620
Other temporary differences		51,150	51,150

	￦	846,010	755,175

61

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

28.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2014 and 2013 are calculated as follows:

(In millions of won, shares)	2014		2013
Profit for the year	￦	1,028,541	910,157
Interest on hybrid bond		(16,840)	(8,420)

Profit for the year on common shares		1,011,701	901,737
Weighted average number of common shares outstanding		70,936,336	70,247,592

Basic earnings per share (In won)	￦	14,262	12,837

2)	The weighted average number of common shares outstanding for the years ended December 31, 2014 and 2013 are calculated as follows:

(In millions of won, shares)	2014		2013
Outstanding common shares at January 1, 2014	￦	80,745,711	80,745,711
Effect of treasury stock		(9,809,375)	(10,498,119)

Weighted average number of common shares outstanding at December 31, 2014	￦	70,936,336	70,247,592

(2)	Diluted earnings per share

For the year ended December 31, 2014, there were no potentially dilutive shares. The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the year ended December 31, 2013 as effect of exchangeable bond would have been anti-dilutive (diluted shares of 688,744). Therefore, diluted earnings per share for the years ended December 31, 2014 and 2013 are the same as basic earnings per share.

62

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

29.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
	Cash dividends (Interim)	70,936,336	500	200%	￦	70,937
2014	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,802

	Cash dividends (Interim)	70,508,482	500	200%	￦	70,508
2013	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,373

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2014	￦	666,802	1,028,541	64.83%
2013	￦	666,373	910,157	73.22%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2014 and 2013 are as follows:

(In won)		Dividend per	Closing price at	Dividend yield
Year	Dividend type	share	settlement	ratio
2014	Cash dividends	9,400	268,000	3.51%
2013	Cash dividends	9,400	230,000	4.09%

63

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

30.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2014 and 2013 are as follows:

	December 31, 2014
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	248,311	—	248,311
Financial instruments		—	—	143,069	—	143,069
Short-term investment securities		—	197,161	—	—	197,161
Long-term investment securities(*1)		7,817	600,980	—	—	608,797
Accounts receivable - trade		—	—	1,559,281	—	1,559,281
Loans and other receivables(*2)		—	—	575,597	—	575,597
Derivative financial assets		8,713	—	—	59,015	67,728

	￦	16,530	798,141	2,526,258	59,015	3,399,944

	December 31, 2013
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	448,459	—	448,459
Financial instruments		—	—	173,569	—	173,569
Short-term investment securities		—	102,042	—	—	102,042
Long-term investment securities(*1)		20,532	709,171	—	—	729,703
Accounts receivable - trade		—	—	1,513,138	—	1,513,138
Loans and other receivables(*2)		—	—	658,337	—	658,337
Derivative financial assets		—	—	—	41,712	41,712

	￦	20,532	811,213	2,793,503	41,712	3,666,960

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the embedded derivative (conversion right option), which should be separated from the host contract, could not be separately measured.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

30.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of December 31, 2014 and 2013 are as follows, Continued:

(*2)	Details of loans and other receivables as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Short-term loans	￦	67,989	72,198
Accounts receivable – other		305,990	388,475
Accrued income		6,354	5,682
Long-term loans		38,457	39,925
Guarantee deposits		156,807	152,057

	￦	575,597	658,337

(2)	Financial liabilities by categories as of December 31, 2014 and 2013 are as follows:

	December 31, 2014
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	130,889	130,889
Borrowings		—	292,280	—	292,280
Debentures (*1)		110,365	4,744,502	—	4,854,867
Accounts payable – other and others (*3)		—	2,582,608	—	2,582,608

	￦	110,365	7,619,390	130,889	7,860,644

	December 31, 2013
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	121,380	121,380
Borrowings		—	356,688	—	356,688
Debentures (*2)		96,147	4,529,770	—	4,625,917
Accounts payable – other and others (*3)		—	3,279,604	—	3,279,604

	￦	96,147	8,166,062	121,380	8,383,589

65

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

30.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of December 31, 2014 and 2013 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.
(*2)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the fair value of the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.
(*3)	Details of accounts payable and other payables as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Accounts payable – other	￦	1,086,485	1,556,201
Withholdings		3	3
Accrued expenses		615,488	653,742
Current portion of long-term payables - other		189,389	206,800
Long-term payables – other		657,001	828,721
Other non-current liabilities		34,242	34,137

	￦	2,582,608	3,279,604

31.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of December 31, 2014 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	38,129	￦	41,796	1,473,929	￦	1,620,130
EUR	5,139		6,898	2,049		2,738
JPY	28,299		260	—		—
SGD	79		66	—		—
AUD	—		—	298,536		268,411
CHF	—		—	298,956		332,269
Other	77		97	636		122

		￦	49,117		￦	2,223,670

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 17)

As of December 31, 2014, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	3,651	(3,651)
EUR		380	(380)
JPY		26	(26)
Others		5	(5)

	￦	4,062	(4,062)

(ii)	Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2014, available-for-sale equity instruments measured at fair value amounts to ￦586,675 million.

(iii)	Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

67

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2014, floating-rate debentures amount to ￦329,760 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (See Note 17). If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2014 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Cash and cash equivalents	￦	248,281	448,429
Financial instruments		143,069	173,569
Available-for-sale financial assets		8,648	816
Accounts receivable – trade		1,559,281	1,513,138
Loans and receivables		575,597	658,337
Derivative financial assets		67,728	41,712
Financial assets at fair value through profit or loss		7,817	20,532

	￦	2,610,421	2,856,533

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the year ended December 31, 2014, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of December 31, 2014.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 26.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2014 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*1)	￦	292,280	310,143	215,189	55,408	39,546
Debentures (*1)		4,854,867	6,016,374	363,383	2,989,699	2,663,292
Accounts payable—other and others (*2)		2,582,608	2,636,293	1,823,097	567,673	245,523

	￦	7,729,755	8,962,810	2,401,669	3,612,780	2,948,361

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2014, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	59,015	61,243	8,324	37,215	15,704
Liabilities		(130,889)	(137,344)	(15,145)	(121,463)	(736)

	￦	(71,874)	(76,101)	(6,821)	(84,248)	14,968

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2013.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity is extracted from the financial statements.

69

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

31.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Liability	￦	9,170,241	9,512,011
Equity		13,542,221	13,315,408

Debt-equity ratio		67.72%	71.44%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)	2014
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,530	—	8,713	7,817	16,530
Derivative financial assets		59,015	—	59,015	—	59,015
Available-for-sale financial assets		586,675	490,741	47,002	48,932	586,675

	￦	662,220	490,741	114,730	56,749	662,220

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	248,311	—	—	—	—
Available-for-sale financial assets(*1,2)		211,466	—	—	—	—
Accounts receivable – trade and others(*1)		2,134,878	—	—	—	—
Financial instruments(*1)		143,069	—	—	—	—

	￦	2,737,724	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	￦	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Borrowings	￦	292,280	—	300,048	—	300,048
Debentures		4,744,502	—	5,103,527	—	5,103,527
Accounts payable—other and others(*1)		2,582,608	—	—	—	—

	￦	7,619,390	—	5,403,575	—	5,403,575

70

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)	2013
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,532	—	20,532	—	20,532
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		715,053	574,321	46,414	94,318	715,053

	￦	777,297	574,321	108,658	94,318	777,297

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	448,459	—	—	—	—
Available-for-sale financial assets(*1,2)		96,160	—	—	—	—
Accounts receivable – trade and others(*1)		2,171,475	—	—	—	—
Financial instruments(*1)		173,569	—	—	—	—

	￦	2,889,663	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		121,380	—	121,380	—	121,380

	￦	217,527	96,147	121,380	—	217,527

Financial liabilities that cannot be measured at fair value
Borrowings	￦	356,688	—	369,810	—	369,810
Debentures		4,529,770	—	4,621,010	—	4,621,010
Accounts payable - other and others(*1)		3,279,604	—	—	—	—

	￦	8,166,062	—	4,990,820	—	4,990,820

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for Level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

71

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets, liabilities being evaluated.

Interest rates used by the Company for the fair value measurement as of December 31, 2014 are as follows:

Interest rate
Derivative instruments	1.90 ~ 2.40%
Borrowings and Debentures	2.55 ~ 2.68%

3)	There have been no transfers from Level 2 to Level 1 in 2014 and changes of financial assets classified as Level 3 for the year ended December 31, 2014 are as follows:

(In millions of won)
	Balance at beginning		Acquisition	Gain for the period	Other comprehensive loss	Disposal	Balance at ending
Financial assets at fair value through profit or loss	￦	—	5,000	2,817	—	—	7,817
Available-for-sale financial assets		94,318	—	—	(2,430)	(42,956)	48,932

72

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

31.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 and 2013 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable – trade and others		128,794	(117,568)	11,226	—	—	11,226

	￦	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	￦	45,892	—	45,892	(45,892)	—	—
Accounts payable – other and others		117,568	(117,568)	—	—	—	—

	￦	163,460	(117,568)	45,892	(45,892)	—	—

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,870	—	28,870	(28,870)	—	—
Accounts receivable – trade and others		138,897	(127,055)	11,842	—	—	11,842

	￦	167,767	(127,055)	40,712	(28,870)	—	11,842

Financial liabilities:
Derivatives(*)	￦	43,536	—	43,536	(28,870)	—	14,666
Accounts payable – other and others		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,870)	—	14,666

(*)	The amount applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

73

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

32.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Ultimate Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 39 others(*)
Joint venture	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 59 others
Affiliates	The Ultimate Controlling Entity’s investor using the equity method and the Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of December 31, 2014, subsidiaries of the Company are as follows:

Company	Ownership percentage (%)	Types of business
SK Telink Co., Ltd.	83.5	Telecommunication and MVNO service
M&Service Co., Ltd.	100.0	Data base and internet website service
SK Communications Co., Ltd.	64.6	Internet website services
Stonebridge Cinema Fund	56.0	Investment association
Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
SK Broadband Co., Ltd.	50.6	Telecommunication services
K-net Culture and Contents Venture Fund	59.0	Investment association
Fitech Focus Limited Partnership II	66.7	Investment association
Open Innovation Fund	98.9	Investment association
PS&Marketing Corporation	100.0	Communications device retail business
Service Ace Co., Ltd.	100.0	Customer center management service
Service Top Co., Ltd.	100.0	Customer center management service
Network O&S Co., Ltd.	100.0	Base station maintenance service
BNCP Co., Ltd.	100.0	Internet website services
Icon Cube Holdings Co., Ltd.	100.0	Investment association
Icon Cube Co., Ltd.	100.0	Internet website services
SK Planet Co., Ltd.	100.0	Telecommunication service
Neosnetworks Co., Ltd.	66.7	Guarding of facilities
IRIVER LIMITED	49.0	Manufacturing of media and sound equipment
iriver CS Co., Ltd.	100.0	After Service and logistics agency business
iriver Enterprise Ltd.	100.0	Management of Chinese subsidiary
iriver America Inc.	100.0	Sales and marketing in North America
iriver Inc.	100.0	Sales and marketing in North America
iriver China Co., Ltd.	100.0	Manufacturing of MP3,4 and domestic sales in China
Dongguan iriver Electronics Co., Ltd.	100.0	Manufacturing of e-book and domestic sales in China
SK Telecom China Holdings Co., Ltd.	100.0	Investment association
Shenzhen E-eye High Tech Co., Ltd.	65.5	Manufacturing
SK Global Healthcare Business Group., Ltd.	100.0	Investment association
SK Planet Japan	100.0	Digital contents sourcing service
SKT Vietnam PTE. Ltd.	73.3	Telecommunication service
SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment association
SKT Americas, Inc.	100.0	Information gathering and consulting
SKP America LLC.	100.0	Digital contents sourcing service
YTK Investment Ltd.	100.0	Investment association
Atlas Investment	100.0	Investment association
Technology Innovation Partners, L.P.	100.0	Investment association
SK Telecom China Fund I L.P.	100.0	Investment association
shopkick Management Company, Inc.	95.2	Investment association
shopkick, Inc.	100.0	Mileage-based online transaction App Development

74

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

32.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Salaries	￦	2,600	2,263
Provision for retirement benefits		907	1,012

	￦	3,507	3,275

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

75

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

32.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)		2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co.,Ltd.(*1)	￦	491	218,169	—	—	—
Subsidiaries	SK Broadband Co., Ltd.		141,640	561,418	27,564	—	—
	PS&Marketing Corporation		13,683	833,013	2,309	—	—
	Network O&S Co., Ltd.		4,830	170,737	581	—	—
	SK Planet Co., Ltd.		60,502	524,311	16,301	—	—
	SK Telink Co., Ltd.		52,811	36,196	227	—	—
	Service Ace Co., Ltd.		7,252	143,706	—	—	—
	Service Top Co., Ltd.		6,617	153,307	—	—	—
	Others		12,851	33,220	1,238	—	—

			300,186	2,455,908	48,220	—	—

Associates	F&U Credit information Co., Ltd.		1,808	42,078	—	—	—
	HappyNarae Co., Ltd.		14	3,614	9,646	—	—
	SK hynix Inc.		9,628	3,391	—	—	—
	SK USA, Inc.		—	2,153	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		18	22,122	—	—	204
	KEB HanaCard Co., Ltd.(*2)		25,295	3,902	—	—	—
	Others		1,409	6,140	—	45	—

			38,172	83,400	9,646	45	204

Other	SK Engineering & Construction Co., Ltd.		2,382	39,412	304,489	—	—
	SK C&C Co., Ltd.		5,134	259,168	112,158	—	—
	SK Networks Co., Ltd.		12,442	182,104	4,029	—	—
	SK Networks service Co., Ltd.		10,321	28,293	1,600	—	—
	SK Telesys Co., Ltd.		272	8,564	121,488	—	—
	Others		13,977	20,628	8,905	—	—

			44,528	538,169	552,669	—	—

Total		￦	383,377	3,295,646	610,535	45	204

(*1)	Operating expense and others include ￦191,416 million of dividends paid by the Company.
(*2)	For the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Company’s associate, and KEB Card Co., Ltd., the Company exchanged 57,647,058 shares of Hana SK Card Co., Ltd. with 67,627,587 shares of the merged company, KEB HanaCard Co., Ltd.(See Note 9.(3)).

76

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

32.	Transactions with Related Parties, Continued

(In millions of won)		2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holding Co.,Ltd.(*)	￦	934	217,707	—	—	—
Subsidiaries	SK Broadband Co., Ltd.		105,166	524,278	46,148	—	—
	PS&Marketing Corporation		7,404	441,309	—	—	—
	Network O&S Co., Ltd.		9,005	156,123	—	—	—
	SK Planet Co., Ltd.		48,840	580,910	3,039	—	—
	SK Telink Co., Ltd.		38,460	39,781	23	—	—
	Service Ace Co., Ltd.		9,461	135,919	—	—	—
	Service Top Co., Ltd.		8,736	119,604	—	—	—
	Others		13,709	62,231	1,006	—	—

			240,781	2,060,155	50,216	—	—

Associates	F&U Credit information Co., Ltd.		1,536	40,867	—	—	—
	HappyNarae Co., Ltd.		15	3,304	9,167	—	—
	SK hynix Inc.		3,113	1,120	—	—	—
	SK USA, Inc.		—	3,300	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		—	15,110	—	—	204
	HanaSK Card Co., Ltd.		1,959	2,055	—	—	—
	Others		364	—	—	1,200	—

			6,987	65,756	9,167	1,200	204

Other	SK Engineering & Construction Co., Ltd.		4,908	36,758	315,609	—	—
	SK C&C Co., Ltd.		3,185	269,829	126,539	—	—
	SK Networks Co., Ltd.		46,387	552,394	4,507	—	—
	SK Networks Services Co., Ltd.		5,677	30,816	1,845	—	—
	SK Telesys Co., Ltd.		394	13,039	101,433	—	—
	Others		14,122	13,532	5,873	—	—

			74,673	916,368	555,806	—	—

Total		￦	323,375	3,259,986	615,189	1,200	204

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Company.

77

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

32.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2014 and 2013 are as follows:

(In millions of won)		2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	89	—
Subsidiaries	SK Broadband Co., Ltd.		—	3,236	38,432
	PS&Marketing Corporation		—	566	101,431
	Network O&S Co., Ltd.		—	1,201	12,981
	SK Planet Co., Ltd.		—	9,711	51,991
	SK Telink Co., Ltd.		—	10,306	5,665
	Service Ace Co., Ltd.		—	436	19,972
	Service Top Co., Ltd.		—	887	21,386
	Others		—	8,890	15,042

			—	35,233	266,900

Associates	HappyNarae Co., Ltd.		—	—	1,780
	SK hynix Inc.		—	2,561	2,763
	SK Wyverns Baseball Club., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	Hana Card Co., Ltd.		—	1,867	38
	Others		—	226	840

			24,568	43,066	5,421

Other	SK Engineering and Construction Co., Ltd.		—	359	3,754
	SK C&C Co., Ltd.		—	718	76,777
	SK Networks Co., Ltd.		—	2,027	4,766
	SK Networks Services Co., Ltd.		—	12	2,004
	SK Telesys Co., Ltd.		—	282	1,559
	SK Innovation Co., Ltd.		—	1,510	247
	Others		—	2,592	6,108

			—	7,500	95,215

Total		￦	24,568	85,888	367,536

78

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

32.	Transactions with Related Parties, Continued

(In millions of won)		2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	193	—
Subsidiaries	SK Broadband Co., Ltd.		—	4,779	81,243
	PS&Marketing Corporation		—	464	32,573
	Network O&S Co., Ltd.		—	1,271	12,450
	SK Planet Co., Ltd.		—	10,882	116,927
	SK Telink Co., Ltd.		—	232	5,346
	Service Ace Co., Ltd.		—	269	18,019
	Service Top Co., Ltd.		—	1,258	15,375
	Others		—	3,975	21,713

			—	23,130	303,646

Associates	HappyNarae Co., Ltd.		—	—	2,238
	SK hynix Inc.		—	392	—
	SK Wyverns Baseball Club., Ltd.		1,425	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	SK USA, Inc		—	—	436
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	HanaSK Card Co., Ltd.		—	284	380
	Others		—	266	—

			24,727	39,354	3,054

Other	SK Engineering and Construction Co., Ltd.		—	767	11,374
	SK C&C Co., Ltd.		—	140	64,071
	SK Networks Co., Ltd.		—	5,920	53,807
	SK Networks Services Co., Ltd.		—	—	2,290
	SK Telesys Co., Ltd.		—	372	6,438
	SK Innovation Co., Ltd.		—	1,368	—
	Others		—	2,367	8,189

			—	10,934	146,169

Total		￦	24,727	73,611	452,869

(5)	As of December 31, 2014, there are no collateral or guarantee provided by related parties to the Company, nor by the Company to related parties.
(6)	There were additional investments on the related parties during the year ended December 31, 2014. (See Note 9)
(7)	For the year ended December 31, 2014, the company acquired convertible bonds with a face value of ￦5,000 million and ￦6,000 million, respectively, from IRIVER LIMITED and Health Connect Co., Ltd. at the face value. The convertible bonds are included in long-term investment securities.

79

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

33.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is accounted for as an operating lease and the gain on disposal of the property and equipment is recognized as profit or loss.

In addition, the Company subleased portion of the leased assets. The Company recognized lease payment of ￦14,075 million and ￦13,703 million, respectively, in relation to the above operating lease agreement and lease revenue of ￦7,993 million and ￦8,462 million, respectively, in relation to the sublease agreement for the year December 31, 2014 and 2013. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement as of December 31, 2014 are as follows:

(In millions of won)
	2014
	Lease payments		Lease revenue
Less than 1 year	￦	14,539	9,540
1~5 years		55,616	32,575
More than 5 years		40,733	20,244

	￦	110,888	62,359

80

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

34.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Gain on foreign currency translation	￦	(1,373)	(699)
Interest income		(25,015)	(32,265)
Dividends		(13,048)	(20,640)
Gain relating to financial assets at fair value through profit or loss		(2,817)	(5,177)
Gain on disposal of long-term investments securities		(9,807)	(5,439)
Gain on disposal of property and equipment and intangible assets		(3,676)	(1,869)
Gain on valuation of derivatives		(8,713)	—
Gain on settlement of derivatives		(7,998)	(7,716)
Other income		—	(3,626)
Loss on foreign currency translation		167	662
Bad debt for accounts receivable—trade		27,313	32,051
Bad debt for accounts receivable—other		15,873	20,784
Loss on disposal of long-term investments securities		57	73
Loss relating to financial assets at fair value through profit or loss		1,352	—
Depreciation and amortization		2,208,719	2,115,520
Loss on disposal of property and equipment and intangible assets		17,493	233,611
Impairment loss on property and equipment and intangible assets		18,490	—
Interest expenses		265,195	274,190
Loss relating to financial liabilities at fair value through profit or loss		10,369	134,232
Loss on settlement of derivatives		672	—
Loss relating to investments in subsidiaries and associates		57,593	37,685
Provision for retirement benefits		34,570	35,362
Income tax expense		293,209	310,640
Other expenses		7,764	3,048

	￦	2,886,389	3,120,427

81

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

34.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Accounts receivable – trade	￦	(73,295)	(138,033)
Accounts receivable – other		67,681	(27,722)
Advance payments		(56,834)	(20,073)
Prepaid expenses		(3,233)	(6,821)
Inventories		265	(8,601)
Long-term prepaid expenses		(5,544)	(1,425)
Guarantee deposits		(1,798)	(2,653)
Accounts payable – other		(247,067)	5,584
Advanced receipts		(4,451)	(3,095)
Withholdings		226,952	21,786
Deposits received		(2,944)	(66,828)
Accrued expenses		(48,641)	57,014
Unearned revenue		(117,136)	(183,655)
Provisions		(38,491)	(226,644)
Long-term provisions		29,959	(72,228)
Plan assets		(41,185)	(28,314)
Retirement benefit payment		(21,887)	(15,566)
Others		2,751	2,412

	￦	(334,898)	(714,862)

(3)	Significant non-cash transactions for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Transfer of other property and equipment and others to construction in progress	￦	1,082,767	1,187,295
Transfer of construction in progress to property and equipment and intangible assets		1,891,236	1,966,553
Increase(decrease) of accounts payable—other related to acquisition of property and equipment and intangible assets		(222,345)	349,793
Acquisition of new frequency use rights by returning the existing 1.8GHz frequency use rights		—	614,600

82

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of SK Telecom Co., Ltd. (the “Company”) as of December 31, 2014. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2014, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2014 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2014. We did not review the Company’s IACS subsequent to December 31, 2014. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 23, 2015

83

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2014 and 2013

Report on the Assessment of Internal Accounting Control System (“IACS”)

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS as of December 31, 2014.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2014, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

February 4, 2015

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

84